Form 20-F
period 2010-12-31
Global Education & Technology Group Ltd
filed 2011-06-27
CIK 1500108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission file number: 001-34884

Global Education & Technology Group Limited

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Beijing 100081

People’s Republic of China

(86-10) 6212-5800

(Address of principal executive offices)

Yongqi Zhang

Chief Executive Officer

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Beijing 100081

People’s Republic of China

Tel: (86-10) 6212-5800

Fax: (86-10) 8011-5555

(Name, Telephone E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing four ordinary shares, par value $0.0001 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 105,218,216 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company” and “our” refer to Global Education & Technology Group Limited and its subsidiaries and affiliated PRC entities as the context requires;

•	“China” and “PRC” refer to the People’s Republic of China, excluding for purposes of this annual report only, Taiwan, Hong Kong and Macau;

•	“ADSs” refers to our American depositary shares, each of which represents four ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“ordinary shares” refers to our ordinary shares with $0.0001 par value;

•	“IELTS” refers to International English Language Testing System;

•

“student enrollments” refers to the total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student, with each individual course in a package of courses counted separately; and

•	“RMB” and “Renminbi” refer to the legal currency of China, and “U.S. dollars”, “USD” and “$” refer to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated statement of operations data for the fiscal years ended December 31, 2008, 2009 and 2010 and audited consolidated balance sheet data as of December 31, 2009 and 2010. Each of our ADSs represents four ordinary shares. Our ADSs are listed on the Nasdaq Global Select Market under the symbol “GEDU.”

This annual report also contains information and statistics relating to China’s economy and the industries in which we operate derived from various publications issued by Chinese governmental entities and other third parties which have not been independently verified by us. The information in such third-party sources may not be consistent with other information compiled in or outside China. We have taken such care as we consider reasonable in the reproduction and extraction of information from third-party sources.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may, “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our ability to increase student enrollments and course fees and expand our program and service offerings;

•	competition in the language training, test preparation, Internet content provision, educational content and online education markets and other markets in which we operate; and

•	Chinese laws, regulations and policies, including those applicable to the education industry, private education and providers of private educational services.

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D. of this annual report, “Key information—Risk Factors” and elsewhere in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data for the year ended December 31, 2007 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP, and reflect our current corporate structure as if it had been in existence throughout the relevant periods. The historical results are not necessarily indicative of results to be expected in any future period. You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects.”

We have not included financial information for the year ended December 31, 2006 as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2007, 2008, 2009 and 2010 and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

Selected Consolidated Statements of Operations Data

	For the Year Ended December 31,
	2007	2008	2009	2010	2010
	(in thousands, except for share and per share data)
	RMB	RMB	RMB	RMB	USD
Net revenues
Educational programs and services	82,742	148,361	229,491	321,848	48,765
Franchise fees, study abroad consulting services and sales of books and course materials	14,043	15,278	16,739	23,727	3,595

Total net revenues	96,785	163,639	246,230	345,575	52,360

Operating costs and expenses
Cost of revenues	(41,025)	(65,159)	(101,976)	(152,612)	(23,123)
Selling and marketing expenses	(14,976)	(34,020)	(64,590)	(92,204)	(13,970)
General and administrative expenses	(14,484)	(21,166)	(28,968)	(40,431)	(6,126)

Total operating costs and expenses	(70,485)	(120,345)	(195,534)	(285,247)	(43,219)

Operating income	26,300	43,294	50,696	60,328	9,141

Interest income	8,225	2,358	5,510	7,507	1,137
Investment income	70	3,876	3,833	—	—
Foreign exchange gains/(losses), net	(10,031)	(4,472)	(119)	(64)	(10)
Other income/(expense), net	(182)	396	461	561	85
Consideration payable fair value change	—	—	—	(3,887)	(589)

Income before income taxes and non-controlling interest	24,382	45,452	60,381	64,445	9,764

Income tax expense	(1,181)	(3,851)	(4,778)	(7,801)	(1,182)

Net income	23,201	41,601	55,603	56,644	8,582

Non-controlling interest	138	60	—	—	—

Net income attributable to the Company	23,339	41,661	55,603	56,644	8,582

Accretion of convertible redeemable preferred shares	(5,099)	(6,695)	(22,083)	2,038	309
Deemed dividend to preferred shareholder	(15,758)	—	—
Income allocated to participating preferred shareholder	(10,768)	(18,427)	(18,699)	(14,441)	(2,188)

Net income/(loss) attributable to ordinary shareholders	(8,286)	16,539	14,821	44,241	6,703

Net income/(loss) per share:
Basic	(0.18)	0.36	0.30	0.72	0.11
Diluted	(0.18)	0.36	0.30	0.70	0.11

Weighted average number of shares outstanding:
Basic	45,000,000	45,393,397	49,030,191	61,629,049	61,629,049
Diluted	45,000,000	45,953,836	49,030,191	81,222,352	81,222,352

Selected Consolidated Balance Sheet Data

	As of December 31,
	2007	2008	2009	2010	2010
	(in thousands)
	RMB	RMB	RMB	RMB	USD
Total current assets	226,903	324,272	379,349	840,056	127,281
Total assets	280,820	386,080	477,746	973,440	147,491
Total current liabilities	56,011	76,341	112,600	154,605	23,425
Total liabilities	57,893	78,973	115,665	181,048	27,432
Redeemable convertible preferred shares	209,251	215,946	238,029	—	—
Total shareholders’ equity	13,676	91,161	124,052	792,392	120,059
Total liabilities, redeemable convertible preferred shares and shareholders’ equity	280,820	386,080	477,746	973,440	147,491

Key Operating Data

	For the Year Ended December 31,
	2008	2009	2010
Student enrollments	396,730	640,243	770,669

	As of December 31,
	2008	2009	2010
Number of franchised test preparation learning centers	41	65	79
Number of directly operated test preparation learning centers	29	44	54

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. For your convenience, this annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.60 to $1.00, the noon buying rate in effect as of December 30, 2010. On June 17, 2011, the noon buying rate was RMB6.4700 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	Low	High	Period End
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8470	6.8176	6.8259
2010	6.7603	6.8330	6.6000	6.6000
Most recent six months
December 2010	6.6497	6.6745	6.6000	6.6000
January 2011	6.5964	6.6364	6.5809	6.6017
February 2011	6.5761	6.5965	6.5520	6.5713
March 2011	6.5645	6.5743	6.5483	6.5483
April 2011	6.5267	6.5477	6.4900	6.4900
May 2011	6.4957	6.5073	6.4786	6.4786
June 2011 (through June 17, 2011)	6.4785	6.4830	6.4700	6.4700

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the year. Monthly averages are calculated using daily exchange rates during the month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Factors Relating to Our Business

Our business depends on the continued success of our core “Global” brand and our program-specific brands such as “Global Yasi,” “Global Xingxue,” “Global Kids English” and “Global Kids Science,” and if we fail to maintain and enhance recognition of our brands, our ability to attract students and franchisees may be harmed and our business prospects will be adversely affected.

We believe that the reputation of and level of market awareness for our “Global” brand has contributed significantly to the success of our business. Maintaining and enhancing this brand and our program-specific brands, including “Global Yasi,” “Global Xingxue,” “Global Kids English” and “Global Kids Science,” are critical to maintaining our competitiveness in attracting students as well as our ability to attract franchisees to join our network. Maintaining and enhancing our brand recognition and reputation depends primarily on the quality and consistency of our courses, service offerings and teachers as well as the success of our marketing and promotion efforts. The geographic diversity of our learning centers and our utilization of franchises to expand our learning center network may limit our ability to ensure consistent quality across our learning centers. While we have devoted significant resources to brand promotion efforts in recent years, we cannot assure you that our ongoing marketing efforts will be successful in further promoting our brand. In addition, our brand image may be harmed by negative publicity, regardless of its veracity, relating to our company or our courses and services. If we are unable to further maintain and enhance our brand recognition and increase market awareness for our courses and service offerings, our ability to attract students and franchisees may be harmed and our business prospects may be materially and adversely affected.

Our key trademarks are still in the process of registration, and we are currently in discussions with the IELTS partners, the entities that organize the IELTS test, regarding the use of the “ ” trademark. If we cannot secure rights to use these trademarks, we may be subject to third party claims and may be forced to discontinue using these marks, which may adversely affect our ability to maintain our brands, cause us to incur litigation costs and divert resources and management attention.

We have not obtained trademark registrations for any of our key trademarks, including the “ ” trademark, the Chinese character form of our “Global Yasi” brand, which we have used since 2001. In September 2005, we applied to the PRC Trademark Office of the State Administration for Industry and Commerce, or the PRC Trademark Office, for the registration of “  ” in China for Class 41 (Education Services) under the International Classification of Goods and Services. In March 2010, the PRC Trademark Office granted preliminary approval of our registration, subject to a three-month opposition period. The registration was opposed by, among others, IDP Education Pty Ltd, or IDP, an Australian entity that is one of the IELTS partners. “  ” includes the words “ ,” which is the widely accepted Chinese translation for “IELTS.” In November 2004, IDP applied to register “ ” with the PRC Trademark Office, which application was published for opposition in December 2008. In January 2009, we filed an opposition to IDP’s trademark registration for “ .” Both our opposition and IDP’s opposition are currently pending. From May 2010 to the date of this annual report, we have engaged in active discussions with the IELTS partners with the goal of reaching a mutually acceptable arrangement regarding these trademarks and other intellectual property issues. If we cannot reach an agreement with parties that oppose the trademark registration, there is a risk that litigation may become necessary, which may force us to incur costs and divert resources and management attention or result in our losing the right to use our “Global Yasi” brand.

We have attempted to register some of our other key trademarks in China and these registrations are in process. Certain education service providers in China operate test preparation businesses under brands substantially similar or identical to some of our key trademarks and are also applying to register these trademarks, but, to our knowledge, none of their applications have been successful. If our applications for our key trademarks are unsuccessful and a third party is able to register them, we may lose our ability to use our key trademarks and be unable to prevent others from using similar or identical trademarks. Furthermore, a lack of registration or license to legally use the trademarks may subject us to trademark infringement claims for our use of “ ” and other key trademarks. Losing the right to use our key trademarks for any reason or being subject to trademark infringement claims may adversely affect our ability to maintain and protect our brands, cause us to incur litigation costs and divert resources and management attention.

If fewer Chinese students choose to study abroad, especially in English-speaking countries such as the United Kingdom, Australia, New Zealand and the United States, demand for our courses and other services may decline, which may adversely affect our revenues and profitability.

One of the principal drivers of our business is the increasing demand for English language training and test preparation as a growing number of students choose to study abroad, especially in English-speaking countries such as the United Kingdom, Australia, New Zealand and the United States. Restrictive changes in immigration policy, terrorist attacks, geopolitical uncertainties, and international conflicts involving these countries could make it more difficult for Chinese students to obtain visas to study there or decrease the appeal of studying in such countries to Chinese students. For example, the United Kingdom recently announced more stringent standards for granting student visas, including heightened English skill requirements for non-European Union applicants. Additionally, Chinese students may also become less attracted to studying abroad due to other reasons, such as improving domestic educational or employment opportunities. These factors could cause declines in the demand for our test preparation courses, English language training courses and study abroad consulting services, which may adversely affect our revenues and profitability.

If we are not able to continue to attract new students to enroll in our courses, our revenues may decline and we may not be able to maintain profitability.

Our ability to continue to attract new students to enroll in our courses is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new programs and enhance existing programs in response to changes in market trends and student demands, expand our educational network while maintaining the quality and consistency of our courses and services, effectively market our programs to a broader base of prospective students, and compete effectively against other test preparation service providers. If we are unable to continue to attract students to enroll in our courses, our revenues may decline and we may not be able to maintain profitability.

If colleges, universities and other higher education institutions reduce their reliance on or acceptance of IELTS, or on admissions and assessment tests in general, we may experience a decrease in demand for our test preparation courses and our revenues may decline.

We derive a significant portion of our revenues from test preparation courses, particularly our IELTS preparation courses. The rapid growth of our business has been driven by the growth in the IELTS test preparation market in China, and the future success of our test preparation courses depends on the continued use of IELTS and other admissions and assessment tests. There is competition between IELTS and the Test of English as a Foreign Language, or TOEFL, for acceptance by educational institutions, professional associations and governmental authorities. Historically, IELTS has been the primary test of English proficiency accepted by colleges and universities in the United Kingdom, Australia, New Zealand and other Commonwealth countries, while TOEFL has been the primary test of English proficiency accepted by colleges and universities in the United States. Many colleges and universities in each of these countries now accept both IELTS and TOEFL. Additionally, IELTS scores are required for obtaining certain student and work visas to Australia and to provide conclusive evidence of English proficiency for Canadian immigration purposes. If TOEFL becomes more widely accepted or if IELTS becomes less widely accepted, the market for our IELTS preparation courses may deteriorate and our revenues may decline.

Furthermore, if the use of admissions and assessment tests declines within educational institutions and government authorities in any of the main overseas study destinations for which we offer test preparation courses, the markets for our courses targeted at those overseas study destinations may deteriorate and our revenues may decline.

If we fail to introduce new courses and service offerings that meet our target customers’ expectations, our competitive position and business prospects may be materially and adversely affected.

Our core business has centered on the classroom teaching of IELTS test preparation courses for Chinese students desiring to study abroad. In order to continue to grow our net revenues and student enrollments rapidly in the long term, we will need to continue expanding our course and service offerings. Market demands and trends relevant to our business, including the types of courses and tests most popular among students, effective teaching methods and technologies and the countries that students are most interested in studying in, have evolved rapidly in recent years. We have expanded our course offerings to include other classroom language training and test preparation services, online language training and professional certification test preparation courses, study abroad consulting services and children’s educational programs. To further grow our business, we intend to continue developing new courses and service offerings and explore adopting innovative teaching methods to meet changing customer expectations and to compete with offerings from other market participants. However, unexpected operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more of the new courses and services or our adoption of new teaching methods. Moreover, if our new courses and service offerings do not match the quality or popularity of those developed by our competitors or achieve widespread market acceptance, we may lose market share and our business prospects could be adversely affected.

We face intense competition, and if we fail to compete effectively, we may lose market share, our revenues and margins may decrease and our results of operations may be adversely affected.

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition for each of our service offerings and in each geographic market in which we operate. For example, we face nationwide competition for our English language test preparation courses from national and local test preparation service providers, including New Oriental Education & Technology Group, which offers test preparation courses in many of the same cities as we do. The market for children’s supplemental private education is highly fragmented, and we face intense competition for our children’s English and science programs from local private schools. Our online learning courses face competition from other online test preparation providers such as China Distance Education Holdings Limited, some of whom specialize in preparation courses for professional certification tests.

Our competitiveness depends on a number of factors, including market awareness of our “Global” brand, the breadth and quality of our courses and services, and the scope of our learning center network. However, some of our major competitors have more resources and greater brand recognition than we have, which may hinder our ability to compete effectively against them. In addition, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and cost-entry barriers to entering the educational services market. As a result, many of our international competitors that offer online test preparation and language training courses, such as The Princeton Review, Inc. and Kaplan, Inc. may be able to more effectively penetrate the China market over time. In addition, international competitors are beginning to enter the China market through the acquisition of China-based educational service providers. For example, in 2009, Pearson, an international education and information company based in the United Kingdom, acquired Wall Street English, an English language training provider in China. Many of these international competitors have strong education brands, and students and parents in China may be attracted to the offerings of international competitors based in the country that the student wishes to study in or in which the selected language is widely spoken. At the same time, many smaller companies are able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required.

If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, our student enrollments may decrease, we may lose market share, our revenues and margins may decrease and our operating results may be adversely affected. Intense competition may also lead to pricing pressure on our courses and other service offerings, which could adversely affect our revenues, margins and profitability.

Failure to effectively and efficiently manage the expansion of our learning center network and overall operations may adversely affect our growth, business prospects and results of operations.

We have increased the number of our Global test preparation learning centers in China from 70 as of December 31, 2008 to 133 as of December 31, 2010 and the number of our Global Kids English and Global Kids Science learning centers in China from 73 as of December 31, 2008 to 200 as of December 31, 2010. We plan to continue to expand our operations, including increasing the number of our learning centers across many cities in China, including our Global Kids Science and after-school tutoring learning centers. We may be unable to accurately identify geographic locations with sufficient growth potential to expand market reach, and we may fail to attract students and increase student enrollment in these markets. We have grown rapidly in the past, and we may not be able to maintain a similar rate of growth in the future. Expansion of our network in cities where we already have a presence may divert students from our existing learning centers and decrease their revenues. In addition, our expansion has resulted, and will continue to result, in substantial demands on our management, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in our teaching quality. In addition, our expansion will require us to operate in unfamiliar localities in China where we may have difficulty adjusting to local market demands and regulatory environments. To manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel. Any failure to effectively and efficiently manage our expansion may adversely affect our growth, business prospects and results of operations.

A significant majority of our Global test preparation, Global Kids English and Global Kids Science learning centers are franchised, which presents a number of risks, including our limited ability to control franchisees and limited financial ability of franchisees to expand or renovate learning centers.

As of December 31, 2010, 79 of our 133 Global test preparation learning centers and 190 of our 200 Global Kids English and Global Kids Science learning centers were franchised. We expect franchised learning centers to continue to represent the majority of our learning centers in the future. While we believe our use of franchised learning centers is an important aspect of our business model, it also presents a number of drawbacks, such as our limited influence over franchisees. In addition, franchisees may have difficulty obtaining the financial resources they need to open new learning centers or improve existing learning center facilities.

Our franchisees are independent operators and have a significant amount of flexibility in running their operations. We have limited ability to control the quality of their services and employees. Consequently, franchisees may not successfully operate learning centers in a manner consistent with our standards and requirements, or may not adequately hire and train teachers and other learning center personnel. All learning centers are required to follow our detailed operational guidelines, which we update regularly based on proven best practices developed at our directly operated learning centers. Our staff also systematically monitors the quality of franchised learning centers. While we ultimately can take action to terminate franchises that do not comply with our standards, we may not be able to identify problems and take action quickly enough and, as a result, our image and reputation may suffer and our business and results of operations could be materially and adversely affected. Furthermore, since most of our Global Kids English and Global Kids Science learning centers are franchised, it may be difficult for us to ensure that our franchisees operate their businesses consistent with our standards. If these franchisees provide diminished quality of service to their customers, our brand, reputation and goodwill may suffer.

If a substantial number of our franchisees cannot or will not continue their business relationship with us when their franchise agreements with us expire, our business may suffer.

Our franchise agreements generally have terms ranging from one to three years, and our franchisees may not be willing or able to renew their franchise agreements with us. For example, franchisees may decide not to renew due to low sales volumes or high costs, or may be unable to renew due to the failure to secure lease renewals. In order for a franchisee to renew its franchise agreement with us, it typically must pay a franchise fee. If a substantial number of our franchisees cannot or will not renew their franchise agreements with us, the size of our network may decrease, we may be unable to maintain awareness of our brand and we may not be able to successfully execute our expansion strategy.

We may not be able to achieve the benefits we expect from our strategy of acquiring our franchised learning centers.

In 2008, we acquired our Chongqing and Chengdu franchises, in the first quarter of 2010 we acquired our Hangzhou, Shenyang and Xi’an franchises, in June 2010 we entered into an agreement to acquire our Dalian franchise and in August 2010 we entered into an agreement to acquire our Wuhan franchise. We plan to continue acquiring successful franchised learning centers on a selective basis in accordance with our expansion strategy. Our ability to realize the expected benefits from these acquisitions may depend on our ability to retain the learning center’s teachers and staff, efficiently integrate its operations, understand the factors contributing to the success of the learning center and continue to adapt to local market dynamics. These acquisitions may not achieve the expected benefits and we may incur impairment of goodwill acquired as a result of these acquisitions. If we are unable to maintain the success that the franchisee previously enjoyed, which could have an adverse effect on our business, operating results and prospects. Moreover, we may fail to negotiate successfully with franchisees and be unable to acquire them at the prices we expect, or at all. Transferring legal title to the schools that operate our franchised learning centers requires government approvals, including the approval of the PRC Ministry of Education or its local counterpart. We have in the past experienced delays in obtaining such approvals. Delays in obtaining or a failure to obtain such approvals may hinder our growth plans and ability to consolidate the revenues of acquired franchises into our results of operations, which may adversely affect our business. For other acquisition-related risks, see “—Acquisitions by us may have an adverse effect on our business operations and profitability and may be dilutive to our existing shareholders.”

Acquisitions by us may have an adverse effect on our business operations and profitability and may be dilutive to our existing shareholders.

In addition to our strategy of acquiring our franchised learning centers (see “—We may not be able to achieve the benefits we expect from our strategy of acquiring our franchised learning centers.”), if we are presented with appropriate opportunities, we may acquire additional assets, technologies or businesses that are complementary to our existing business. Acquired assets or businesses may not generate the financial results we expect. Acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. In addition, future acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay.

Furthermore, purchase consideration in some of our existing acquisitions have had, and may continue to have, an impact on our results of operations. For example, in May 2010, we acquired Shanghai Kaiyu Cultural and Business Training Center, or Kaiyu Foreign Languages Center, a language training school based in Shanghai specializing in French and other non-English European languages for aggregate consideration of RMB8.0 million in cash and 536,099 of our ordinary shares. We have paid RMB7.0 million of such consideration. The share portion of the consideration is proportionately refundable through our repurchase of the ordinary shares issued to the seller for par value if Shanghai Kaiyu fails to achieve its pre-determined profit target of RMB8.2 million for the 24-month period following completion of the acquisition as stipulated in the purchase agreements. The ordinary shares issued to the seller are being held in escrow to facilitate the potential refund. These shares are considered contingent share consideration, and until the end of the earnout period for the acquisition, these shares will be recognized as a liability with the change in fair value to be recorded in our earnings. We also have such contingent share consideration in our acquisition of other franchised learning centers, including the Shenyang franchise. In 2010, we recorded a charge of RMB3.9 million ($0.6 million) due to the change in fair value of the contingent consideration payable for our acquisition of our Shenyang franchise. In addition to the impact of contingent share consideration, we may encounter other difficulties with the business we have acquired which would prevent us from realizing the anticipated benefits and revenue growth from our acquisitions.

Failure to adequately and promptly respond to changes in testing materials, admissions standards and technologies could cause our courses and other service offerings to be less attractive to students.

Admissions and assessment tests such as IELTS undergo continuous change, in terms of the focus of the subjects and questions tested, the format of the tests and the manner in which the tests are administered. In addition, some admissions and assessment tests are increasingly being offered in a computer-based testing format. These changes require us to continually update and enhance our test preparation materials and our teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner could make our courses and other service offerings less attractive to our customers.

If we are not able to continue to hire, train and retain qualified teachers and learning center administrators, we may not be able to maintain consistent teaching quality throughout our learning center network and our brand, business and results of operations may be materially and adversely affected.

Our teachers and learning center administrators are critical to maintaining the quality of our courses and maintaining our brand and reputation, as they interact with our students on a daily basis. There are a limited number of teachers in the local markets in which we operate with the necessary experience and language proficiency to teach our courses. We also seek to hire committed and dedicated teachers who are capable of delivering high quality instruction. We must continue to attract qualified teachers at a fast pace in order to meet rising student enrollments. We must also provide continuous training to our teachers so that they can stay abreast of changes in student demands, admissions and assessment tests, university admissions standards and other key trends necessary to effectively teach our courses. We may not be able to hire, train and retain enough qualified teachers to keep pace with our anticipated growth while maintaining consistent teaching quality across many different learning centers and programs in different geographic locations. Shortages of qualified teachers or decreases in the quality of our instruction, whether actual or perceived, in one or more of our markets, may have a material and adverse effect on our business. In addition, the level of compensation required to hire and retain qualified teachers may in the future reach levels that could materially and adversely affect our profitability and profit margins.

If we were to lose the services of our co-founder Yongqi Zhang, our business could be disrupted and our business prospects could be adversely affected.

Our co-founder and chief executive officer, Yongqi Zhang, has played an important role in the growth and development of our business since its inception. To date, we have relied heavily on his expertise in our business operations, relationships with our employees and business partners, and reputation in the private education industry. In addition, he continues to be primarily responsible for formulating our overall business strategies and spearheading the growth of our operations. If Mr. Zhang becomes unable or unwilling to continue in his present position, we may not be able to find a suitable replacement and may incur additional expenses to identify and train a successor. In addition, if he joins a competitor or forms a competing business, it could severely disrupt our business and negatively affect our financial condition and results of operations. Although Mr. Zhang is subject to certain non-competition restrictions during, and for a period of two years after termination of his employment with us, we cannot assure you that such non-competition restrictions will be effective or enforceable under PRC law. Moreover, even if the departure of Mr. Zhang from our company did not have any actual impact on our operations and the growth of our business, it could create the perception among investors or the marketplace that his departure may severely damage our business and operations and negatively affect investor confidence in us, which may cause the market price of our ADSs to go down. We do not maintain key man insurance on Mr. Zhang.

System disruptions or security breaches to our computer systems or websites could damage our reputation and require us to expend significant resources.

We provide online foreign language training and professional certification test preparation courses through our online platform, and we anticipate that our online offerings will contribute materially to our revenues going forward. The performance, reliability and integrity of our computer systems and websites through which we offer our online courses and disseminate information about our other service offerings and updates are critical to our reputation and ability to retain students and increase student enrollments. Any system error or failure due to a sudden and significant increase in traffic, employee error, computer hackers, other security problems or events beyond our control including natural disasters and telecommunications failures could result in difficulty in accessing our websites by our students, unavailability of our online programs or loss of data. Our servers, which are hosted at third-party Internet data centers, are also vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. The occurrence of a natural disaster or a closure of an Internet data center by a third-party provider without adequate notice could result in lengthy service interruptions. Any interruption to our computer systems or operations could damage our reputation and have an adverse effect on our ability to retain students and increase student enrollments. We may also incur additional costs to protect and upgrade our computer systems in order to resolve any such disruptions or failures.

Any failure to protect our intellectual property rights could undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.

We consider our trademarks, trade names and copyrighted materials important to our ability to continue to develop and enhance our brand recognition. From time to time, our intellectual properties have been used by third parties for or as part of other branded programs, services and products unrelated to us. We have sent cease and desist letters to such third parties in the past and will continue to do so in the future. However, preventing trademark, trade name and other intellectual property infringement, particularly in China, is difficult, costly and time-consuming and continued unauthorized use of our intellectual properties by unrelated third parties may damage our reputation and brand. The measures we take to protect our trademarks, copyrights and other intellectual property rights, which presently are based upon a combination of trademark, copyright and trade secret laws, may not be adequate to prevent unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights, we may lose these rights, our brand name may be harmed, and our business may suffer.

We may be exposed to infringement claims by third parties or held liable for defamation or negligence to third parties for information displayed on, retrieved from or linked to our websites, based on the content of the books and reference materials or marketing materials that we author or distribute or for information delivered or shared through our services, which could disrupt our business and cause us to incur substantial legal costs, or damage our reputation.

We cannot assure you that our services and products do not or will not infringe any intellectual property rights held by third parties. We have in the past, in the ordinary course of our business, experienced claims for intellectual property infringement, none of which has had a material effect on our business. We may receive claims of infringement of third parties’ proprietary rights or claims for indemnification resulting from infringement arising from our services or products. We may also become subject to claims that content on our websites or in the books and reference materials or marketing materials that we author or distribute is in fact protected by third parties’ copyright ownership rights or trademark. For example, our books and reference materials include sample test questions that are derived from, but not copied from, actual test questions, and if test content owners believe that our sample test questions were copied or if our sample test questions were found to be too similar to actual test questions, we may be subject to intellectual property infringement claims and may be forced to pay damages.

In addition, as a provider of Internet content and other value-added telecommunications services, we may face liability for defamation, negligence and other claims based on the nature and contents of the materials that are displayed on our websites or delivered or shared through our services. We could also be subject to claims based upon content that is accessible on our websites or through our networks, such as content and materials posted by visitors on message boards, online communities, email or chat rooms offered on our websites. By providing hypertext links to third-party websites, we may be held liable for copyright or trademark violations by those third-party websites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us.

Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of infringement against us and our failure or inability to obtain a license to use the infringed or similar technology or content on commercially acceptable terms, or at all, could prevent us from producing and offering our services or products or cause us to incur great expense and delay in developing non-infringing services or products. Any of the above events could in turn have a material and adverse impact on our financial condition and results of operations. Any defamation or negligence claims against us, even if they do not result in liability to us, could cause us to incur significant costs in investigating and defending against these claims.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in student enrollments. Historically, our courses tend to have the highest student enrollments in our third quarter from July to September each year when high schools and universities are on summer holiday and the lowest enrollments in the first quarter from January to March due to the effects of the Chinese New Year holiday. Our expenses, however, vary significantly and do not necessarily correspond with changes in our student enrollments and revenues. We make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year. In addition, other factors beyond our control, such as special events that take place during a quarter when our student enrollment would normally be high, may have a negative impact on our student enrollments. We expect quarterly fluctuations in our net revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs.

We generate a majority of our revenues from a limited number of cities in China. Any event negatively affecting overall economic conditions and the education industry in these cities could have a material adverse effect on our business and results of operations.

We currently generate a majority of our revenues in Beijing and Shanghai, which accounted for 48.2% and 15.4%, respectively, of our total net revenues in 2010. We expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its education industry, such as a serious economic downturn, a natural disaster or an outbreak of contagious disease, or if any of these cities adopts regulations relating to education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

We face risks related to adverse public health developments in China, which could result in reduced attendance or temporary closure of our learning centers.

Our business could be materially and adversely affected by a severe outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or other epidemic. In recent years, China has experienced a number of major health scares, including the 2003 outbreak of SARS, which caused significant disruption to economic activity and a significant drop in our student enrollments, and the 2009 outbreak of type A H1N1 influenza, commonly known as swine flu. In early June 2009, the World Health Organization declared the outbreak of swine flu a pandemic. Any outbreak of avian influenza, SARS, swine flu, or other adverse public health developments in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our learning centers, which would disrupt our business operations and adversely affect our results of operations.

We may not have adequate insurance coverage, and a liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our profitability and be disruptive to our business.

We currently do not have any business disruption insurance. For certain of our summer/winter camps and enclosed campuses, we have purchased personal injury liability insurance. We could be held liable for accidents that occur at our learning centers, office space and other facilities, including indoor facilities where we organize educational activities and temporary housing facilities that we lease for our students from time to time. In the event of on-site personal injuries, fires or other accidents suffered by students or other people, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injuries. A successful liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results. Even if unsuccessful, such a claim could cause unfavorable publicity, require substantial cost to defend and divert the time and attention of our management. In addition, any outbreak of fire or similar calamities at our premises may result in the breakdown of our facilities and disruption of our business against which we are not insured.

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are a public company in the United States that will be subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, or Section 404, has adopted rules requiring public companies to include a report of management on the effectiveness of these companies’ internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm must report on the effectiveness of public companies’ internal control over financial reporting. These requirements will first apply to us beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2011. Our management may conclude that our internal control over financial reporting is not effective due to our failure to cure the identified material weakness and significant deficiency or otherwise. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may not conclude that our internal control over financial reporting is effective or may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, during the course of the evaluation, documentation and testing of our internal control over financial reporting, we may identify other deficiencies and weaknesses that we may not be able to remediate in time to meet the deadline imposed by the SEC for compliance with the requirements of Section 404.

In the course of auditing our consolidated financial statements for the year ended December 31, 2010, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting, as defined under the standards established by the Public Company Accounting Oversight Board. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

The material weakness identified relates to the lack of sufficient accounting personnel with appropriate U.S. GAAP knowledge. The significant deficiency relates to our closing procedures and accounting manual, which required improvement to facilitate preparation of financial statements under U.S. GAAP for financial reporting processes.

We are taking steps to improve our internal control over financial reporting and disclosure controls, including but not limited to: (1) hiring additional accounting personnel with appropriate U.S. GAAP and SEC reporting experience, (2) providing further training to our finance staff to enhance their understanding of our policies and procedures, and (3) engaging external consultant to provide advice on our plan to enhance our controls and procedures over financial reporting. However, the implementation of these initiatives may not fully address the material weakness and significant deficiency in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate in satisfying our reporting obligations. Our failure to cure the material weakness and significant deficiency or our failure to discover and address any other weaknesses or deficiencies may result in inaccuracies in our financial statements in accordance with U.S. GAAP or delay in preparing our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions.

Compliance with rules and requirements applicable to public companies may cause us to incur increased costs.

As a U.S. public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Global Select Market, have required changes in corporate governance practices of U.S. public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. For example, to meet the deadline for compliance with the Section 404 requirements of the Sarbanes-Oxley Act, we have taken and will continue to take measures to remediate the control deficiencies that we have identified. These remedial measures, including hiring consultants and additional qualified personnel and upgrading our financial accounting infrastructure and information systems, are costly. Furthermore, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these requirements, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risk Factors Relating to Our Corporate Structure and Regulation of Our Industry

If the PRC government finds that the agreements that establish the structure for operating our education and online businesses in China do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations currently require any foreign entity that invests in the education or Internet content provision businesses in China to be an educational institution with relevant experience in providing educational services outside China. Our Cayman Islands holding company is not an educational institution and does not provide educational services. In addition, foreign investors are not allowed to own more than 50% equity interest in any entity conducting Internet content provision or distribution business in China. Accordingly, our wholly owned subsidiaries in China, Beijing Global Education and Shanghai Global Elite, may not provide educational or Internet content provision services in China. As a result, we conduct our education and online businesses in China through contractual arrangements with Shanghai Global Career and its subsidiaries and shareholders. Shanghai Global Career is our consolidated affiliated entity directly operated by our founders. Shanghai Global Career’s subsidiaries hold the requisite material licenses and permits necessary to conduct our education and online businesses and operate our learning centers in China. We have been and are expected to continue to be dependent on Shanghai Global Career and its subsidiaries to operate our education business until we qualify for and assume direct ownership of educational businesses in China. We have entered into contractual arrangements with Shanghai Global Career and its subsidiaries pursuant to which we, through our wholly owned subsidiaries in China, provide technical and business support and market development consulting services to Shanghai Global Career and its subsidiaries in exchange for payments from them. In addition, we have entered into agreements with Shanghai Global Career and each of the shareholders of Shanghai Global Career that provide us with substantial control over Shanghai Global Career and its existing and future subsidiaries.

If we, any of our wholly owned subsidiaries, Shanghai Global Career or any of its existing and future subsidiaries are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities including the Ministry of Education, which regulates the education industry, and the Ministry of Industry and Information Technology, or MIIT, which regulates Internet content providers, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries and affiliated entities;

•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and affiliated entities;

•	imposing fines or other requirements with which we or our PRC subsidiaries and affiliated entities may not be able to comply;

•	requiring us or our PRC subsidiaries and affiliated entities to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of our public offering to finance our business and operations in China.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with Shanghai Global Career and its subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with Shanghai Global Career and its subsidiaries and shareholders to operate our education business. For a description of these contractual arrangements, see “Corporate History and Structure—Contractual Arrangements with Shanghai Global Career and Its Shareholders.” These contractual arrangements through which we exercise control over Shanghai Global Career and its shareholders and from which we obtain substantially all of our revenues, may not be as effective as direct ownership in providing us with control over Shanghai Global Career and its subsidiaries. If Shanghai Global Career or any of its shareholders fails to perform its respective obligations under these contractual arrangements, we may incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance, injunctive relief or and claiming damages, which may not be effective.

The shareholders of Shanghai Global Career may have potential conflicts of interest with us, which may adversely affect our ability to operate the business controlled by Shanghai Global Career.

The shareholders of Shanghai Global Career, Yongqi Zhang and Xiaodong Zhang, are also the founders, beneficial owners and directors of our company. Xiaodong Zhang is the sole director of Shanghai Global Career. Conflicts of interest between their dual roles as beneficial owners and directors of both Shanghai Global Career and our company may arise. Currently, we do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In the event of any such conflicts of interest, these individuals may breach or cause Shanghai Global Career and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control and receive economic benefits from Shanghai Global Career and its subsidiaries, which would materially and adversely affect our ability to conduct our business.

Shanghai Global Career and its subsidiaries may be subject to significant limitations on their ability to operate private schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004). Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. See “Item 4. Information on the Company—Regulations—Regulations on Private Education.” At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and education quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

In some cities, our learning centers are administered by schools registered in a category that requires reasonable returns, while in other cities, our learning centers are administered by schools registered in a category that does not require reasonable returns. The current PRC laws and regulations governing private education may be amended or replaced by new laws and regulations that (i) impose significant limitations on the ability of our learning centers to operate their business, charge course fees or make payments to related parties for services received, (ii) specify the formula for calculating “reasonable returns,” or (iii) change the preferential tax treatment policies applicable to private schools. We cannot predict the timing and effects of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting Shanghai Global Career’s and its subsidiaries’ operations could materially and adversely affect our business prospects and results of operations.

Our contractual arrangements with Shanghai Global Career may be subject to scrutiny by the PRC tax authorities and a finding that we or Shanghai Global Career owe additional taxes could adversely affect our financial condition and results of operations.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC wholly owned subsidiaries and Shanghai Global Career do not represent an arm’s-length price and adjust the income of our PRC wholly owned subsidiaries or Shanghai Global Career in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Shanghai Global Career, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our affiliated entities for under-paid taxes. Our consolidated financial position and net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Because we rely principally on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

We have adopted a holding company structure, and our holding companies rely principally on dividends and other distributions on equity paid by our current and future PRC subsidiaries for their cash requirements, including the funds necessary to service any debt they may incur or payment of dividends to our shareholders. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves each year until such reserves reach 50% of the company’s registered capital. The total registered capital of our PRC subsidiaries was RMB264.6 million ($40.1 million) as of December 31, 2010. In addition, pursuant to applicable regulations, each year our schools are required to allocate no less than 25% of the annual net income, or for certain schools no less than 25% of the annual increase in the net assets of the school, to its statutorily required development fund. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Our aggregate allocations to our PRC subsidiaries’ statutory surplus funds were RMB5.2 million, RMB6.2 million and RMB7.3 million ($1.1 million) in 2008, 2009 and 2010, respectively. Our aggregate allocations to the statutorily required development funds of our schools was RMB0.5 million, RMB1.6 million and RMB1.5 million ($0.2 million) in 2008, 2009 and 2010, respectively.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities and limit the use of such funds, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC operating subsidiaries and affiliated entities, we may fund our onshore operations through additional investments, in the form of capital contributions, to our PRC subsidiaries or through loans to our PRC subsidiaries and consolidated affiliated entities. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the amount of total investment and the type of business in which a foreign-invested enterprise is engaged, capital contributions to foreign-invested enterprises are subject to approval by the Ministry of Commerce or its local branches. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:

•

Loans by us to our PRC subsidiaries that are directly invested by us, each of which is a foreign-invested enterprise, to finance their activities cannot exceed the statutory limit, which is the difference between the total investment amount and the registered capital of the foreign-invested enterprise. The total investment amount and registered capital of Beijing Global Education, approved by the local counterpart of the Ministry of Commerce, are $25.0 million and $20.0 million, respectively, and thus Beijing Global Education may receive a shareholder loan of up to $5.0 million. Shanghai Global Elite cannot currently receive a shareholder loan as both its total investment amount and registered capital are $7.0 million. Any such loans must also be submitted for registration with the PRC State Administration of Foreign Exchange, or SAFE, or its local counterpart within 15 days from the date on which the relevant loan agreement was executed, and SAFE should complete such registration within 20 working days from the date on which it receives all of the application materials.

•

Loans by us to Shanghai Global Career or its subsidiaries, which are domestic PRC entities, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterpart.

We may be unable to obtain these registrations or government approvals on a timely basis with respect to future loans by us to our PRC subsidiaries. See “Item 4. Information on the Company—Regulations—Regulations on Foreign Exchange—Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies.”

If we are unable to obtain these government registrations and approvals on a timely basis with respect to the capital contributions by us to Beijing Global Education and Shanghai Global Elite, our wholly owned subsidiaries, our ability to capitalize our PRC operating subsidiaries and affiliated entities may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Furthermore, under the “Circular on the Relevant Operating Issues Concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises,” or Circular No. 142, promulgated by SAFE on August 20, 2008, Renminbi converted from foreign exchange capital contributions can only be used for activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investment unless otherwise approved by SAFE or its local counterparts. As a result, our PRC subsidiaries that are foreign-invested enterprises may not be able to use the foreign exchange capital contributed by us for equity investment or acquisitions in China.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our websites.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses, and the closure of the concerned websites. In the past, failure to comply with such requirements has resulted in the closure of certain websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If any of our websites, including those used for our online education business, are found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Uncertainties exist with respect to the interpretation and application of the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures. If the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures and we are unable to register or obtain the necessary license timely, or at all, our equity ownership structure may require restructuring, or we may become subject to penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integration, transmission and downloading of audio-video programs with computers, televisions or mobile phones as the main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-Video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

On December 20, 2007, SARFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. There are significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.” Further, on April 1, 2010, SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Service, or the Categories, which clarified the scope of Internet audio-video programs. According to the Categories, there are four categories of internet audio-visual program service which include seventeen sub-categories. The third sub-category of the second category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports, and education to the public. We transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. In addition, we do not provide audio-video program uploading and transmission services. Thus we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities decide that our provision of online education services fall within the Internet Audio-Video Program Measures, we may not be able to obtain the necessary license timely, or at all. If this occurs, we may become subject to penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Risk Factors Relating to Doing Business in China

Changes in China’s economic and political policies and circumstances could adversely affect China’s overall economy and our business.

As substantially all of our business operations are conducted in China, changes to the economic and political conditions in China could have a significant effect on our business. A significant downturn in the PRC economy could reduce demand for private education services, including demand for our courses and other service offerings. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over the PRC economy through, among other things, direct and indirect allocation of resources and capital, foreign exchange controls, taxation policies and providing preferential treatment to particular industries. From 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the deposit reserve ratio requirements for banks and imposing commercial bank lending guidelines, designed to slow the growth of the PRC economy. In response to the global financial crisis, in 2008 the PRC government began instituting policies aimed at expanding credit and stimulating the economy, including an announced RMB4 trillion stimulus spending program. More recently, as the PRC economy has shown signs of recovering quickly from the global financial crisis, the PRC government has again begun implementing policies aimed at slowing the PRC economy, including raising interest rates and tightening fiscal expenditures. Such policies, along with other factors that could adversely affect the PRC economy, including any further slowdown in the economies of countries with which China has significant economic relations, may lead to a slowdown in the PRC economy. Moreover, as China’s economy matures, its economic growth rate may slow. Any significant slowdown in the PRC economy could materially and adversely affect our operating results and business prospects.

In addition, China’s social and political conditions are not as stable as those of the United States and other developed countries, and China has contentious relations with some of its neighbors, most notably Taiwan. Any sudden changes in China’s political system, the occurrence of widespread social unrest, or a significant deterioration in its relations with its neighbors, could negatively affect the PRC economy and our business.

Uncertainties with respect to the PRC legal system could adversely affect us.

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, Beijing Global Education and Shanghai Global Elite, are wholly foreign-owned enterprises, and both are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Beijing Global Education, Shanghai Global Elite and our PRC affiliated entity, Shanghai Global Career, and its subsidiaries are subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could adversely affect our business and operations. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. For example, in December 2009, the State Administration of Taxation issued a circular, commonly referred to as Circular 698, to strengthen the PRC tax authorities’ scrutiny over any indirect transfer of equity interests in a PRC tax resident enterprise by a non PRC-resident enterprise, which became effective retroactively on January 1, 2008. Circular 698 specifies that, by adopting the “substance over form” principle, the State Administration of Taxation is entitled to redefine the nature of an indirect equity transfer, disregard the existence of an offshore intermediary holding company if it lacks business objectives and was established for the purpose of avoiding tax, and impose PRC withholding tax at the rate of up to 10% to gains derived from such indirect transfer. Although several issues related to Circular 698 were clarified through the Public Notice dated March 28, 2011 by the State Administration of Taxation, there is little guidance and practical experience regarding the application of this tax circular. In recent cases, some intermediary holding companies were actually looked through by the PRC tax authorities, consequently, the non PRC resident investors were deemed to have transferred the PRC subsidiaries and assessed PRC corporate taxes. In view of the above, in case there are any indirect transfers of PRC tax resident enterprise’s equity by non PRC resident investors deemed by PRC tax authorities as under Circular 698, we may be required to report to and assist PRC tax authorities with respect to such indirect transfers and may be required to spend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698. We may not become aware of our violation of such governmental policies and rules with retroactive application until some time after the potential violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention

PRC government restrictions on the convertibility of Renminbi may limit our ability to effectively utilize our revenues and funds.

Restrictions on currency exchanges between Renminbi and other currencies may limit our ability to utilize our revenues and funds, in particular in relation to capital account transactions such as investments and loans. Under current PRC regulations, Renminbi is convertible for “current account transactions,” which include among other things dividend payments and payments for the import of goods and services. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future. Conversion of Renminbi into foreign currency, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally include investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiary and affiliated PRC operating companies to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC laws.

SAFE has promulgated several regulations, including Circular No. 75 issued in November 2005 and implementation rules issued in May 2007, requiring registrations with, and approvals from, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents. These regulations require registration of direct or indirect investments made by PRC residents in offshore companies. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

We are committed to complying, and to ensuring that our shareholders, who are PRC citizens or residents, comply with the SAFE Circular 75 requirements. We believe that all of our PRC citizen or resident shareholders and beneficial owners have completed their required registrations with SAFE, or are otherwise in the process of registering. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 75 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 75 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Fluctuation in the value of the Renminbi may have a material adverse effect on our financial condition or the value of your investment.

Substantially all of our revenues and expenditures are denominated in Renminbi, while a portion of our assets are, and the net proceeds from our initial public offering are, denominated in U.S. dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect the relative purchasing power in Renminbi terms of our U.S. dollar assets and the proceeds from our initial public offering. As the functional currency for our PRC subsidiaries and affiliated entity is the Renminbi, fluctuations in the exchange rate may also cause us to incur foreign exchange losses on any foreign currency holdings they may have. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. From mid-2008 to mid-2010 the Renminbi traded within a narrow range against the U.S. dollar at approximately RMB6.83 per U.S. dollar. In June 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi has appreciated modestly. It is difficult to predict when and how Renminbi exchange rates may change going forward.

The increase in the PRC enterprise income tax and the discontinuation of any preferential tax treatments currently available to us could result in a decrease of our net income and materially and adversely affect our results of operations.

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to an enterprise income tax, or EIT, at the statutory rate of 33%. However, certain types of foreign-invested enterprises and high or new-technology enterprises located in certain specified high-tech zones were entitled to preferential tax treatments. Our wholly owned subsidiary in China Beijing Global Education was a certified “new technology enterprise” established in a high-tech zone, and was entitled to a three-year EIT exemption for the period from 2007 to 2009, and a 50% EIT rate reduction for another three years. In addition, Shanghai Global Career, as a newly established company engaged in education, was granted an EIT exemption in 2007.

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, or the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law, however, (i) reduces the statutory rate of EIT from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Beijing Global Education is an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its preferential treatment under the phase-out rules. In addition, the New EIT Law and its implementing rules permit qualified “high and new technology enterprises”, or HNTEs, to enjoy a reduced EIT rate of 15%. The qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. Beijing Global Education obtained the qualification certificate of HNTE under the New EIT Law on December 24, 2008 with a valid period of three years starting from calendar year 2008 to 2010. It is currently applying for an additional three year extension of the preferential tax treatment for HNTE. In addition, according to a tax circular issued by the State Administration of Taxation on April 21, 2010, or Circular 157, where a resident enterprise is qualified as a HNTE, and simultaneously is entitled to a term holiday under the phase-out rules under the New EIT Law, the resident enterprise can choose either to enjoy the term holiday based on the phase-out EIT rates (i.e., 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012 and onwards) or enjoy the preferential EIT rate of 15% as a HNTE. However, Beijing Global Education has obtained an approval from the Haidian State Tax Bureau in 2009 which granted a two-year EIT exemption for 2008 and 2009 and a 50% EIT rate reduction based on the then prevailing rate of 15%, i.e., 7.5%, for 2010. Therefore, instead of following Circular 157 and choosing between the 50% rate reduction on the phase-out EIT rates and the applicable EIT rate of 15% for a HNTE, Beijing Global Education has confirmed with Beijing Haidian State Tax Bureau to apply the EIT rate of 7.5% as stated in the approval issued by Beijing Haidian State Tax Bureau as its applicable tax rate for 2010 for EIT purposes despite of relevant provisions in Circular 157. In addition, according to Beijing Global Education’s confirmation with Beijing Haidian State Tax Bureau, Beijing Global Education may be allowed to continue to use this 7.5% EIT rate for 2011 and 2012 if it could be qualified as a HNTE in these two years. However, the 7.5% EIT rate for Beijing Global Education for years of 2010 to 2012 may not be accepted by the PRC tax authorities in the future, in which case Beijing Global Education may choose either the 50% rate reduction on the phase-out EIT rates (i.e., 11%, 12% and 12.5%) or the applicable EIT rate of 15% for HNTEs for 2010, 2011 and 2012, respectively. We cannot assure you, however, that Beijing Global Education will continue to qualify as a HNTE or enjoy the preferential treatments under the phase-out rules, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation or revocation of any of our preferential tax treatments could materially increase our tax obligations.

According to The Implementation Rules for the Law for Promoting Private Education (2004), private schools that do not require reasonable returns enjoy the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be separately formulated by the relevant authorities under the State Council. The implementing rules of the New EIT Law provide certain conditions under which not-for-profit entities may be exempted from EIT. According to such conditions, our learning centers may not be entitled to EIT exemption. To date, however, no separate specific regulations or policies have been promulgated by the relevant authorities in this regard and whether our learning centers can be entitled to any preferential EIT treatment remains unclear. In practice, tax treatments for private schools vary across different cities in China. In some cities, private schools are subject to a 25% standard EIT starting from January 1, 2008, while in other cities, private schools are subject to a 2% to 3% tax on gross receipts in lieu of the 25% standard EIT rate or may be exempted from EIT. Some of our PRC subsidiaries and other affiliated entities enjoy certain similar tax treatments. Currently, Tianjin School, Shenyang School, Wuxi Global and Suzhou Global are subject to EIT at a rate ranging from 2.5% to 5% on their gross receipts. Preferential tax treatments granted to us by local governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us, especially those learning centers in major cities, will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income.

We may be treated as a “resident enterprise” for PRC enterprise income tax purposes under the New EIT Law. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the New EIT Law, enterprises established outside of China whose “de facto management body” is located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Although the term “de facto management body” is defined as “management body which has substantial and overall management and control power on the operation, human resources, accounting and assets of the enterprise,” the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s senior management or directors with voting rights reside in the PRC.

Our management is currently based in China and is expected to remain in China. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the New EIT Law and its implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC EIT at the rate of 25% on our global income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC EIT because the New EIT Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from EIT. However, as there is still uncertainty as to how the New EIT Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC EIT exemptions and such dividends will not be subject to EIT.

In addition, the New EIT Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our ordinary shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the New EIT Law and, as a result, the value of your investment may be materially and adversely affected.

Risk Factors Relating to Our ADSs

Our ADS price and the ADS or stock prices of other companies with business operations primarily in China have fluctuated widely in recent years, which could result in substantial losses to investors.

The trading price of our ADSs has been volatile, and this volatility may continue. For instance, between January 1, 2011 and May 31, 2011, our ADS price as reported on Nasdaq ranged between a low of $5.16 and a high of $10.47. Numerous factors, including factors that are beyond our control, may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other education and technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of Chinese companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our services could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future.

Although publicly traded, the trading market in our ADSs has been substantially less liquid than the ADSs or stock of many companies quoted on the Nasdaq Global Select Market, and this low trading volume may adversely affect the price of our ADSs.

Although our ADSs are traded on the Nasdaq Global Select Market, the trading volume of our ADSs has generally been low. Reported average daily trading volume in our ADSs for the three-month period ended May 31, 2011 was approximately 50,000 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them.

A significant majority of our outstanding ordinary shares is held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

Our co-founders Xiaodong Zhang and Yongqi Zhang, who are husband and wife and serve as our chairman and chief executive officer, respectively, currently beneficially own 45,000,000 ordinary shares, or approximately 42.8% of our outstanding ordinary shares. SB Asia Investment Fund II, L.P., or SAIF, beneficially owns 27,949,166 ordinary shares, or approximately 26.6% of our outstanding ordinary shares. These major shareholders will continue to have significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may not act in the best interests of our minority shareholders. In addition, without the consent of these major Shareholders, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents are sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. the incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Substantial future sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of June 17 2011, we have 105,246,529 ordinary shares outstanding, including 29,325,000 ordinary shares represented by ADSs. Subject to the applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding are eligible for sale in the public market. In addition, as of June 17, 2011, there are 6,761,607 outstanding options to purchase ordinary shares, 2,944,775 of which have been vested under their current terms. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting. We anticipate that the 35 days’ notice required for annual general meetings will provide sufficient time for the depositary to solicit voting instructions while providing ADS holders with a reasonable amount of time to provide voting instructions. However, there is no guarantee that you will receive voting materials in time, in particular for extraordinary meetings, which may be called on as short as ten days’ notice, to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Upon receipt of notice of a shareholders meeting from us, the depositary will distribute to registered holders of ADSs a notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given (i) with respect to any matter as to which we inform the depositary (and we agree to provide such information promptly in writing when and if applicable) that (x) we do not wish such proxy to be given, (y) substantial opposition exists with respect to any agenda item for which the proxy would be given or (z) materially affects the rights of holders of shares and (ii) unless, with respect to such meeting, the depositary has been provided with an opinion of counsel to us, in form and substance satisfactory to the depositary.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may have difficulty in effecting service of legal process and enforcing court judgments obtained against us or any of our directors or management.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries and affiliated entities in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. It may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. Even if you are successful in bringing an action of this kind in the United States, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts, and therefore PRC courts have discretion not to enforce judgments of U.S. courts.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our second amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions. For example:

•

Our second amended and restated memorandum and articles of association permit only a majority of the board or the chairman of the board to call extraordinary general meetings. There is no provision in the second amended and restated memorandum and articles of association whereby a shareholder can propose special matters for consideration at shareholder meetings.

•

Our board is authorized to issue one or more classes or series of preferred shares and to fix the designations, powers, preferences and rights and the qualifications, limitations and restrictions attaching to those shares. This can be effected without the approval of shareholders and may be used to thwart any potential buyer who wishes to acquire control of us.

•

Our directors are divided into three different classes. At each annual general meeting after the adoption of our second amended and restated memorandum and articles of association, one class shall retire from office by rotation and be eligible for re-election. With a staggered board, at least two annual shareholders’ meetings, instead of one, would generally be required to effect a change in a majority of the board. A staggered board tends to discourage proxy contests for the election of directors and purchases of a substantial block of shares because a staggered board operates to prevent a third party from obtaining control of our board in a relatively short period of time. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Terms of Directors and Executive Officers.”

These provisions could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Depending upon the value of our ADSs or ordinary shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We will be classified as a PFIC in any taxable year if either (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income. According to these technical rules, we would likely become a PFIC for a given taxable year if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents in that year.

We believe that we were not a PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2010. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for 2011 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See “Item 10.E. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our first learning center was established in Beijing in 2001 to offer English-language test preparation courses. In August 2006, we established Shanghai Global Career to own all of our directly operated learning centers. We established our first franchised learning center in Harbin in 2002. We began offering online test preparation courses in 2004 and study abroad consulting services and children’s educational programs in 2006.

In order to facilitate foreign investment in our company, we established Sunnykey International Holdings Limited, or Sunnykey, as our offshore holding company in the British Virgin Islands in August 2006. Sunnykey in turn established two wholly owned subsidiaries in China, Beijing Global Education and Shanghai Global Elite. Through a series of contractual arrangements, Beijing Global Education exercises effective control over Shanghai Global Career, which is our main operating entity conducting our education business in China. Beijing Global Education is primarily engaged in the business of providing educational technology and management services and licensing our trademarks to our franchised learning centers. Shanghai Global Elite directly holds the real estate properties on which certain of our learning centers are located and engages in market development consulting services.

We incorporated Global Education & Technology Group Limited in the Cayman Islands in December 2009 as our listing vehicle. Global Education & Technology Group Limited became our ultimate holding company in February 2010 when it issued shares to the existing shareholders of Sunnykey in exchange for all the outstanding shares of Sunnykey and made Sunnykey our wholly owned subsidiary.

In May 2010, we incorporated Global Education & Technology (HK) Limited, or Global Hong Kong, in Hong Kong as a subsidiary of Sunnykey. In August 2010, we transferred ownership of Beijing Global Education from Sunnykey to Global Hong Kong.

For additional information on our organizational structure, see Item 4.C. “Organizational Structure.”

Our principal executive offices are located at 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing 100081, People’s Republic of China. Our telephone number at this address is (86-10) 6212-5800. Our main website is http://www.gedu.org. The information contained on this website and our other websites is not part of this annual report. On October 14, 2010, we completed our initial public offering, which involved the sale by us of 6,375,000 of our ADSs, representing 25,500,000 of our ordinary shares. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business overview

Overview

We are a leading provider of educational courses and related services in China with a focus on foreign language training and test preparation. We believe we are the leading provider of test preparation services in China for the International English Language Testing System, or IELTS, with the largest market share in terms of revenue and student enrollments. IELTS has become the most widely taken test of English-language proficiency for Chinese studying abroad, with demand driven by a growing number of Chinese choosing to pursue undergraduate and graduate degrees in countries that predominantly rely on IELTS scores, such as the United Kingdom, Australia and New Zealand, and by increasing acceptance of IELTS scores by colleges and universities in the United States. We believe we have the largest network of branded IELTS learning centers in China in terms of number of learning centers and cities covered. We believe that our “Global” education brand has become one of the most well-known and respected brands in China’s education market, and has helped us attract students, faculty and business partners and maintain our premium position in the market. Leveraging our brand and operational expertise in China’s education market, we have expanded our service offerings to address multiple stages of a student’s education and career, from children’s after-school courses, to test preparation and study abroad services for high school and university students, to adult professional certification test preparation and language training.

Our learning center network has grown rapidly since the establishment of our first learning center in Beijing in 2001. As of December 31, 2010, our learning center network comprised 82 directly operated and 269 franchised learning centers, including 133 Global test preparation learning centers, 79 of which are franchised, in 70 cities, covering all cities with IELTS test centers in China. As of December 31, 2010, our network also included 171 Global Kids English learning centers, 170 of which are franchised, in 94 cities in China, 29 Global Kids Science learning centers, 20 of which are franchised, in 22 cities in China, nine directly operated learning centers dedicated to French and other non-English languages, and nine directly operated learning centers dedicated to after-school tutoring programs. We have also established a highly scalable online course delivery platform for our online language training and professional certification test preparation courses, with more than one million registered members of our online learning websites as of December 31, 2010. We generally operate our directly operated learning centers in the larger and more developed testing markets, while expanding our learning center network into new cities through franchise arrangements with local business partners. This growth model allows us to rapidly expand our learning center network in a capital-efficient and flexible manner, while maintaining quality and consistency in our educational service delivery. Our large franchise network also allows us to selectively acquire our high performing franchises while incurring minimal integration costs due to the standardized operations across our network and our franchises’ familiarity with our programs and service offerings. We ensure quality throughout our network of learning centers through the adoption of standardized operational guidelines, teacher training, curriculum and course material development and customer support services.

We offer online courses for English language training as well as training to prepare students for national qualification exams in a number of professional fields, including engineering, accounting, medicine, finance and law. Through our online courses, we have gained deep experience in how to successfully operate an online education platform to complement our large network of physical learning centers. Our study abroad consulting services provide assistance to the large and growing number of Chinese high school and college students aspiring to study abroad in identifying and applying for admission to overseas universities and obtaining entry visas. Our Global Kids English, Global Kids Science and after-school tutoring courses allow us to introduce our brand to children and their parents who may later enroll in our test preparation courses as they grow up and prepare to study abroad in high school, college or graduate school. We expect to expand our course and service offerings to children and elementary and high school students to leverage the increasing demand in the relevant markets.

Our Educational Programs and Service Offerings

We provide a wide variety of educational programs and related services, with a focus on test preparation courses for students aiming to study abroad. Our courses primarily include IELTS, TOEFL and SAT test preparation courses, a series of language training and test preparation courses, online foreign language and professional certification test preparation courses, and our Global Kids English and Global Kids Science courses. We also provide study abroad consulting services and publish books and other materials related to language training and test preparation.

Test Preparation Courses

Our test preparation courses are taught at our Global Yasi branded test preparation learning centers and primarily target tests required for admission to colleges and universities in English-speaking countries, including IELTS, TOEFL and SAT. Some of our learning centers also offer preparation courses for the Business English Certificate, or BEC, the College English Test, or CET, the German as Foreign Language Test, or DAF, and the Test of Knowledge of French, or TCF.

We recognize that students begin test preparation at different levels of English ability, have different strengths and weaknesses, and learn at different rates. Our large number of students enables us to offer a wide range of courses tailored to specific student needs. When a student signs up for a course, we typically evaluate the student’s English level and recommend a set of courses that are suited for the student’s particular needs.

Our teachers are generally specialized in teaching particular courses, for example IELTS courses versus TOEFL courses, advanced versus basic courses or reading and writing courses versus speaking and listening courses. We believe that specialization by our teachers allows them to more effectively utilize their particular skills and strengths and provide a better learning experience for our students.

Course fees vary among our learning centers throughout China as well as among courses. Our franchisees determine course fees for their franchises with reference to course fee guidelines provided by us. Course fees vary depending on, among other things, local market conditions, type and length of the course, and teacher costs. Students may purchase a package of several courses, which generally discounts the individual course cost by around 20%.

IELTS preparation courses. We began offering IELTS preparation courses in 2001. Our IELTS courses vary in instruction format, including large classroom lectures, small seminar-style courses, and one-on-one tutoring. As of December 31, 2010, we offered 120 IELTS preparation courses. All of our directly operated and franchised Global test preparation learning centers offer our fundamental curriculum of basic and advanced core courses. The basic core courses require around 130 course hours to complete, while advanced core courses range from 60 to 100 course hours. Our Global test preparation enclosed campuses offer courses that range from six weeks to eight months targeting students who wish to live on campus in an English immersion environment. Some of our Global test preparation learning centers offer additional courses outside the fundamental curriculum, such as single-subject courses that range from 12 to 30 course hours and focus on particular aspects of IELTS, such as vocabulary or grammar. Some of our learning centers also offer “VIP” one-on-one courses that tailor course content to the individual student.

TOEFL/SAT preparation courses. We began offering TOEFL and SAT preparation courses in 2005 and 2009, respectively. Currently, we offer our TOEFL and SAT preparation courses through most of our directly owned, and a limited number of franchised Global test preparation learning centers under the “North American Test Academy” brand. Our TOEFL and SAT preparation courses are targeted at high school and college students who wish to continue their education in Canada or the United States. We offer a range of basic and advanced TOEFL courses, and courses for most of the SAT and SAT II subject tests. As of December 31, 2010, we offered 53 TOEFL and SAT preparation courses. Our TOEFL and SAT preparation courses generally range from 100 to 120 course hours. Our enclosed campuses offer courses that range from 12 to 21 weeks, targeting students who wish to live on campus in an English immersion environment.

Other test preparation courses. We offer preparation courses for the BEC, a certificate granted by Cambridge ESOL as evidence of English skills useful in the workplace environment. These courses are offered through a limited number of our directly operated and franchised Global test preparation learning centers. We also offer, through a limited number of our directly operated learning centers in Guangzhou, preparation courses for the CET, which is a mandatory test of English skill for all college students in China. In addition, a limited number of our Global test preparation learning centers in Beijing offer preparation courses for the DAF and the TCF, which are examinations required for foreign students desiring to study in colleges and universities in Germany and France, respectively.

Language Training Courses

Our language training courses primarily consist of various types of English language training courses. We offer, through most of our directly operated and franchised Global test preparation learning centers, courses teaching oral English skills under our “Yisi” brand and courses that focus on the New Concept English course material. Our oral English teachers are mostly foreign native English speakers. A limited number of our directly owned learning centers in Beijing and Shanghai offer courses for languages other than English, including French, German, Italian, Japanese, Korean and Spanish. Since our acquisition of Kaiyu Foreign Languages Center in May 2010, we also directly operate nine learning centers dedicated to French and other non-English languages. The fees for our language training courses are mostly influenced by local market conditions.

We are sometimes requested by corporations and universities to provide language training or test preparation programs for their employees or students. In these instances, our teachers generally deliver language training at the client’s facilities to groups typically ranging from 30 to 40 students.

Online Learning Courses

We offer online learning courses through two websites, www.eng24.com, which we refer to as the Global English Online School, or Global English Online, and www.edu24ol.com, which we refer to as Global Career Education Online, or Global Career Online. Global English Online provides online courses for both test preparation and for non-test oriented language training. Global Career Online focuses on providing test preparation courses for professional certification examinations. Our online learning courses include both audio and video courses. Our online courses are particularly attractive to working students, who need the flexibility to prepare at any time of the day or night and on short notice.

The lecturers for our online courses are typically well-known teachers at top Chinese universities or are leading professionals in the subjects that they teach. Students of our online courses may pay tuition fees by purchasing pre-paid cards, or through other commonly accepted methods, including cash, online payment or bank transfer.

We began offering courses through Global English Online in 2007. Global English Online targets current and recently graduated college students. As of December 31, 2010, we offered 42 courses in test preparation and language training through Global English Online.

We began offering courses through Global Career Online in 2004. Global Career Online targets students in the age range of 25 to 45, who have generally entered the workforce and desire to obtain professional certifications to advance in their careers. Those who wish to enter certain professions in China are required under Chinese government regulations to pass certification examinations. As of December 31, 2010, we offered 418 courses to prepare for 144 certification examinations in a variety of fields, including engineering, accounting, trade, and health care, among others.

Kids English & Science Courses

We began offering English training courses geared for children between the ages of three and 12 in 2006 under the brand Global Kids English. Global Kids English offers a series of eleven courses, structured for progressive age groups, to give children a good foundation in English. The most advanced courses prepare students for certification tests for oral English skills offered by the Trinity College of London. Our courses are generally delivered in the traditional classroom format. We select teachers for our Global Kids English courses both for their ability to deliver quality English instruction and for their skill in working with children. Our Global Kids English courses generally run from one to three months, and students generally attend three two-hour sessions per week. Our franchisees typically determine course fees based on local market conditions with reference to course fee guidelines provided by us.

Leveraging the success of our Global Kids English learning centers, we began offering science-oriented education to children through our Global Kids Science learning centers in 2008. Global Kids Science offers classes in six subject areas designed to stimulate the imagination and improve the hands-on abilities of children ranging in age from three to 12. Our Global Kids Science classes generally focus on laboratory experiments designed to be engaging to young children in chemistry, physics and biology, among other fields. Our Global Kids Science courses generally range from 20 to 70 course hours. Our franchisees typically determine course fees based on local market conditions with reference to course fee guidelines provided by us.

After-School Tutoring Courses

We began offering after-school tutoring courses for general academic subjects to elementary and high school students in April 2010. As of December 31, 2010, we offered these courses through nine directly operated after-school tutoring learning centers.

Study Abroad Consulting Services

We provide study abroad consulting services through Wuhu Study Abroad Consulting. We evaluate students who desire to study overseas and assist them in identifying the countries, schools and courses of study that are most suitable for them. Our services also include assisting our customers prepare and submit application packages to target schools. We help admitted students apply for and obtain visa clearance, and we arrange services in destination countries to assist students to integrate into the new environments. Consistent with market practice, our service fees, excluding a small portion to cover our costs incurred, are generally refunded if the student is not successful gaining admission and obtaining the relevant visa.

We acquired Wuhu Study Abroad Consulting in 2006. Wuhu Study Abroad Consulting was one of the first agencies approved by the Chinese Ministry of Education and the Ministry of Public Security as an overseas study consulting service provider. As of December 31, 2010, Wuhu Study Abroad Consulting had a network of eleven offices in nine cities and 65 consultants.

Our Network

We deliver our educational services to students through an extensive network of learning centers and online offerings. As of December 31, 2010, our physical network of learning centers comprises 133 Global test preparation learning centers, 54 of which are directly operated, 171 Global Kids English learning centers, one of which is directly operated, 29 Global Kids Science learning centers, nine of which are directly operated, nine directly operated learning centers dedicated to French and other non-English languages, and nine directly operated learning centers dedicated to after-school tutoring programs. As of December 31, 2010. We have learning centers in 119 cities in China, covering all but two of China’s provinces. We have Global test preparation learning centers in 60 cities in China, including every city with an IELTS or TOEFL test center. Global Career Online and Global English Online, our online learning websites, had more than one million registered users as of December 31, 2010.

We grow our network of learning centers both through establishment of new directly operated learning centers, generally in cities where we already have a presence, and through accepting new franchises into our network. We believe our expansive network of learning centers has contributed to our nationwide brand recognition and ability to cross-sell our services and course offerings.

Each of our directly operated learning centers is administered by a school, which is a legal entity approved by the PRC Ministry of Education to provide educational services. Each school serves as an administrative unit operating the activities of one or more learning centers. Each school is managed by a principal, who is responsible for the overall management of the school’s learning centers, and sales and marketing, academic support, customer support and other support staff. Generally we establish one school per city, except in cases where we are legally required to establish multiple schools in order to operate learning centers across multiple districts within a city. All of our learning centers operate under the “Global” brand. Most learning centers contain classroom facilities to serve students who attend our courses for a limited number of hours per day. Our Global test preparation learning centers are generally located near colleges and universities or testing centers, and our Global Kids English and Global Kids Science learning centers are generally located near primary or secondary schools or near or inside residential developments. Four of our Global test preparation learning centers are enclosed campuses, two of which are located in Beijing and one located in each of Shanghai and Guangzhou. These learning centers include classrooms, dormitories and dining facilities. These campuses, ranging from 400 to 6,100 square meters in site area, are designed to offer an environment of English language immersion. We lease all of our facilities except for our headquarters in Beijing, office and certain classroom space in Shanghai and a residential apartment in Guangzhou, which we own. The following table sets forth the total number of directly operated and franchised learning centers we have in each province (with the number of directly operated learning centers in parentheses) as of December 31, 2010.

Province	Number of Global test preparation Learning Centers		Number of Global Kids English Learning Centers		Number of Global Kids Science Learning Centers		Number of Non-English Languages Learning Centers		Number of After-school Tutoring Centers
Beijing	14	(14)	33	(1)	7	(7)	2	(2)	9	(9)
Shanghai	9	(9)	3		2	(2)	5	(5)
Tianjin	5	(2)	3
Chongqing	3	(3)	2
Jiangsu Province	14	(6)	15		4		1	(1)
Guangdong Province	15	(10)	15		1
Zhejiang Province	8	(2)	19		2		1	(1)
Liaoning Province	6	(2)	12		2
Shandong Province	4		12		3
Hubei Province	4		3
Hunan Province	2	(2)	8
Fujian Province	5		4
Jiangxi Province	4				1
Heilongjiang Province	4		4
Shanxi Province	3		7		1
Inner Mongolia Autonomous Region	3		4		1
Henan Province	3		6		2
Guangxi Province	6		3
Shaanxi Province	1	(1)	2		1
Hebei Province	3		4
Sichuan Province	4		3
Anhui Province	5		4		1
Gansu Province	1		2
Jilin Province	1		2
Yunnan Province	2				1
Guizhou Province	1		1
Hainan province	1
Ningxia Autonomous Region	1
Xinjiang Autonomous Region	1

Total	133	(54)	171	(1)	29	(9)	9	(9)	9	(9)

In 2001, we opened our first learning center in Beijing. The following year, we began adopting our franchise model to expand into new cities, and established our first franchised learning center in Harbin. By December 31, 2010, we had established 269 franchised learning centers in 112 cities. We will continue to open new franchised learning centers and grow our network in smaller and mid-sized cities across China, with a focus on cities that have IELTS test sites, large numbers of college students, high economic growth rates and disposable income, and relatively large populations. Potential franchisees are attracted to us because of the high visibility of our brand and the potential for strong returns on investment. Many of our franchisees are also alumni of our learning centers, and their familiarity with our courses allows us to effectively integrate their franchises into our network.

Potential franchisees must meet our prerequisites to join our network, including substantial prior experience in education and certain financial requirements that vary based on the franchise’s location. We work with the franchisees to secure suitable classroom facilities, while the franchisees are responsible for the cost of leasing such facilities. Potential franchisees must also either have requisite licenses to provide educational services, or obtain such licenses within 90 days after joining as a franchisee and before beginning to operate any learning center. Franchisees pay us a fixed franchise fee that varies based on the franchise’s location, and generally are also required to purchase a certain quantity of course materials from us. Global test preparation franchisees are granted an exclusive license to operate within a particular city, while Global Kids English and Global Kids Science franchisees are granted an exclusive license within a limited geographic area, usually with an approximately one kilometer radius within a city. The initial franchise license generally has a term of between one and three years. During the term of the franchise, franchise operators are required to follow standardized operational guidelines set by us. These guidelines include specifications for the “look and feel” of the learning centers, curriculum content, teacher hiring and training and quality of education. We have a team of 36 people responsible for franchise management as of December 31, 2010, who visit our franchised learning centers to confirm quality and compliance with our standards on a regular basis. For example, they listen in on courses selected at random for quality checks. We may terminate franchises for serious violations of our guidelines.

As each franchise contract expires, we systematically evaluate the operations of the franchise and decide whether to terminate or extend the franchise, or to purchase the franchise and convert the franchised learning center to a directly operated learning center. Our strategy has been to convert successful franchises into directly operated learning centers. In evaluating whether to purchase a franchise, we assemble a dedicated team to execute certain acquisition procedures. This procedure begins with a feasibility study in which we evaluate the franchise’s student enrollment, local market conditions, growth potential and financial condition, among other factors. Our senior management then negotiates the acquisition while further due diligence is conducted and legal documents are drafted, generally based on our standard forms. A limited number of our franchise contracts explicitly give us the option to purchase the franchise. After closing, our acquisition team manages the integration of the franchise into our systems. We base a part of the compensation to the franchisee on the post-closing performance of the franchise. Generally, more than half of the compensation to the franchisee is paid with our equity, with the remainder paid in cash. The franchisee typically signs a three-year employment agreement and noncompetition agreement with us as part of the acquisition. Our franchisees have historically been amenable to being purchased by us at modest valuations given that the acquisition generally allows them to deepen their relationship with us and potentially realize a strong return on the equity in us that they receive in consideration for being acquired.

We completed the acquisitions of our Chengdu and Chongqing franchises in 2008 and our Shenyang, Xi’an and Hangzhou franchises in the first quarter of 2010. In June 2010, we entered into an agreement to acquire our Dalian franchise, and in August 2010 we entered into an agreement to acquire our Wuhan franchise. We plan to continue purchasing successful franchises.

Our Standardized Operations

We emphasize quality and standardization in our course delivery to ensure consistent student experiences and high student satisfaction levels across our learning center network. To that end, we have established a highly standardized set of operating procedures, addressing course content creation, teacher recruitment and training and customer services.

Course Content Creation

We place great emphasis on the quality of our course curricula and learning materials, both in terms of substance, production and delivery quality to enhance students’ learning experience and attract more customers. At regular intervals, our centralized course development office organizes teams comprised primarily of our own teachers to review and revise our course curricula and materials and courseware for our courses. Our centralized course development office employs a variety of measures including drafting guidance, substantive content review and content approval at various stages of the content creation and revision process. Our customer service team regularly seeks feedback on the quality of our courses from our students. Course content is standardized throughout our network, and in particular we ensure that our franchisees are using our most recent materials by requiring that they purchase course materials only from us and by monitoring the volume and frequency of their course material purchases. We cooperate with well-known third party publishers to publish our course materials and other self-developed content, and we sell some of our course content to the public online and through our learning centers and third-party distributors. Our subsidiaries and affiliates have been cooperating with qualified PRC publishing companies to publish our self-developed teaching materials and other content. We own the copyright to most of the in-class teaching materials that we currently use and we have been granted licenses by the authors for those in-class teaching materials in which we do not own the copyright. In addition, for books that we distribute to the public outside of class, we have been granted licenses for terms of three to five years by the authors to publish, reproduce and distribute to the public the content they have created.

To ensure quality delivery of our online courses and learning materials, we record, digitize and edit audio-video lectures used in our courses on our own premises. As of December 31, 2010, we maintained ten fully-equipped recording rooms to ensure the high-quality of the audio-video content and any graphics used in the lectures. All lectures are properly formatted to facilitate smooth transmission through our websites using streaming media.

Teacher Recruitment and Training

As our teachers interact with our students on a daily basis, they are critical to maintaining the quality of our programs, services and products and to maintaining our brand and reputation. We seek to hire teachers who have a strong command of the subject areas to be taught, strong communication skills, innovative and student-centric teaching methods and a passion for teaching. We also seek to hire well-known teachers in particular subject areas, particularly for new subjects that we offer. We have full-time teachers as well as part-time teachers who are not employees and whom we compensate on a per course-hour basis. Our substantial part-time teaching staff allows us greater flexibility in staffing at lower cost.

We recruit both our full-time and part-time teachers through a systematic and highly selective multi-step recruitment process. All of our potential teacher candidates, including those recruited by our directly operated learning centers and by our franchises, need to go through either a telephone or live interview, through which we evaluate whether the candidate has the necessary language skills. Successful candidates then undergo training, either at our facilities in Beijing or at the locations where they will be based, in teaching skills and techniques, subject matter of relevant courses and school culture and philosophy. Candidates are evaluated, among other criteria, on their performance in teaching mock classes. We have developed a four-week, 100-hour curriculum in our Beijing learning centers, and we are in the process of implementing this curriculum throughout our learning centers nationwide. We also provide continuous training so that our teachers can stay abreast of changes in student demands, admissions and assessment tests, admissions standards and other key trends necessary to teach effectively. Our teachers are evaluated by students, and we allow teachers with better evaluations to teach more courses, while limiting or eliminating course availability to teachers with poor evaluations. We also arrange for periodic peer reviews among our teachers to monitor their teaching performance in the classrooms.

As of December 31, 2010, all of our faculty consisted of college graduates, with more than 51% holding graduate degrees, and 40% holding degrees from foreign universities. In our directly operated learning centers, we had 170, 292 and 689 part time teachers and 133, 201 and 303 full time teachers as of December 31, 2008, 2009 and 2010, respectively.

Course-related Support and Other Customer Services

We employ a service-oriented approach and devote significant resources to developing course-related support and other services for our students. Through our student support services, we interact with students at multiple touch points in the student life cycle to ensure successful student outcomes.

We have a centralized customer service staff, comprising 83 dedicated professionals as of December 31, 2010, located at our headquarters in Beijing. Our directly operated learning centers outside Beijing and franchised learning centers nationwide also have their own customer service staff. They can be reached through onsite calls, call centers, email, fax, online instant messaging and online message box seven days a week. Our customer service staff help our prospective students choose courses and value-added services suitable to their individual needs and complete the enrollment procedure, accept fee payment, assist enrolled students with logistics, course scheduling and refunds, collect feedback from enrolled students on their learning experience and inform alumni of exam updates, our events and new course offerings. They also accept and respond to students’ complaints. We recruit customer service staff who have good communication skills and dedication to quality service. They typically receive approximately two to three weeks of pre-job training and regular on-job training, including coaching and classroom instructions. We also evaluate the performance of our customer service staff on an ongoing basis.

If students of our online courses have any questions, they can upload their questions online to our virtual question-and-answer room. Most questions are handled by the lecturers teaching the relevant courses and part-time tutors we hire, all of whom have obtained a bachelor’s or higher degree in the subject of the tutored courses and have excelled on the exams covered by such courses.

Marketing

We employ a variety of marketing and recruiting methods to attract students and increase enrollments. We have positioned ourselves as the leading provider of IELTS test preparation courses and a major educational services platform that provides a comprehensive set of test preparation, foreign language training, and overseas study services. We believe that prospective students are attracted to our learning centers due to our excellent brand name, the quality of our courses and services and our relatively long operating history in the private education sector.

Referrals. Historically, a significant portion of our student enrollments have come through word-of-mouth referrals by former and current students, based on the results of surveys completed by our students. Our student enrollments have benefited and will continue to benefit from referrals by our extensive network of students and alumni, many of whom have achieved success in academics and professional careers.

Promotional events. We market and promote our service offerings through events sponsored by ourselves and third parties. We regularly hold annual conferences, exam trends update sessions, past exam debrief sessions, star teacher forums, college seminars and campus tours. In addition, we attend international education exhibitions, distance learning exhibitions, exam promotion events and job fairs sponsored by third parties. At the events we host and attend and at test centers during test registration, we distribute free informational brochures, posters, flyers and small souvenirs.

Cross-selling. We offer many different kinds of educational products and services targeted towards different markets, and we use our programs in one market as an opportunity to advertise our programs in other markets. Our goal is to create a brand name that follows every stage of our potential students’ education and career, from our Global Kids English and Global Kids Science learning centers to our suite of test preparation and study abroad services for high school and university students and our language training and online professional certification test preparation courses for adult professionals.

Sales agents. We have engaged individuals comprising primarily college students and employees of third-party overseas study consulting firms as sales agents to promote our offline courses and services. As of December 31, 2010, we had 571 such third-party agents throughout China. To sell prepaid study cards outside Beijing for our online courses, we had direct agreements with 92 third-party sales agents as of December 31, 2010. Such third-party agents are primarily book sellers, training institutions and companies distributing educational products and services. Most of our sales agents are engaged on a non-exclusive basis.

Advertising. We advertise on our own websites, on China’s leading search engines such as Baidu and on high-traffic Chinese Internet portals and on websites specializing in exam information. As of December 31, 2010, we had business partnerships with 1,068 selected education-related websites to market our courses. We have commission arrangements with them for students that enroll in our courses through their websites. Most of our business partner websites are appointed on a non-exclusive basis. We also place advertisements in newspapers, magazines and journals throughout China. In addition, we advertise through advertisement platforms such as advertisement billboards. We also occasionally advertise on radio, television and LCDs in office buildings.

Technology and Online Platform

Our technology and online platform is crucial to our ability to support our course delivery, business development, study support, franchise management, back-office operations and expansion.

We currently use a combination of commercially available software and hardware and proprietary technology. For our offline learning centers, we have established a technology platform combining business management system, website management system, school information management system and customer relationship management system. To accommodate the special needs of our study abroad consulting business, we have established an integrated platform combining customer relationship management and business management. In addition, we have an online bookstore, forum and blog. Information about all of our offline and online service offerings and local learning centers, including our franchised learning centers, can be accessed through our centrally managed portal website www.gedu.org.

For our online language and professional certification test preparation courses, we have additionally established an online system to display our multimedia courseware and enable distance learning. We have rented third-party capacity to mirror our online training content in servers located in 28 cities nationwide to enable our students outside Beijing to access our online content at a comfortable speed through visiting local servers and avoiding the bottleneck in inter-province network connection.

As of December 31, 2010, we had a technology research and development team of 16 engineers with experience and expertise in the fields of computing science and software development. We may further expand this team to meet the requirements of our future research and development. To responsively cope with evolving market conditions and student needs, we mostly rely on our in-house research and development, while outsourcing certain research and development activities from time to time. As a result of our research and development, we have developed a number of proprietary software programs, including our “student management system,” “client relationship management,” “student recruiting and payment system,” “channel maintenance system” and “new-TOEFL online simulation system.”

Competition

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each of our service offerings and each geographic market in which we operate. For example, we face nationwide competition for our English language test preparation courses from national and local test preparation service providers, including New Oriental Education and Technology Group, which offers test preparation courses in many of the same cities in which we offer our test preparation courses. The market for children’s supplemental private education is highly fragmented, and we face intense competition for our children’s English and science programs from local private schools. Our online learning courses face competition from other online test preparation providers such as China Distance Education Holdings Limited, some of whom specialize in preparation courses for particular professional certification tests. We also face competition from companies that focus on providing test preparation courses in specific geographic markets in China.

We believe that the principal competitive factors in our markets include the following:

•	brand recognition;

•	overall student experience;

•	ability to effectively market programs, services and products to a broad base of prospective students;

•	scope and quality of program, service and product offerings; and

•	alignment of programs, services and products catering to specific needs of students, parents, educators and employers.

Some of our major competitors may acquire greater resources and achieve better brand recognition that we have in the future, which may hinder our ability to compete effectively against them. In addition, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and cost-entry barriers to providing certain educational services. See “Item 3.D. Key Information—Risk Factors—Risk Factors Relating to Our Business—We face intense competition, and if we fail to compete effectively, we may lose market share, our revenues and margins may decrease and our results of operations may be adversely affected.”

Intellectual Property

Intellectual property protections, including copyrights, trademarks, domain names and trade secrets are important to our success. We rely on copyright and trademark law, trade secret protection and confidentiality agreements with our employees, students, franchisees and others to protect our intellectual property rights.

Our key employees are required to sign agreements to acknowledge that the intellectual property rights in inventions, patents, application software, designs, business documents, tools and other relevant work generated by them during, and within one year after, their employment with us as a result of performing their duties or our assignments or using our resources are our property.

As of December 31, 2010, we had filed with the Chinese Trademark Office 169 trademark registration applications for the marks we use for our business offerings, including “ ,” the distinctive part of the names of our Global test preparation learning centers and the primary mark for our Global Kids English learning centers. Currently, 23 of these trademark applications have been approved, although all of the applications for our key trademarks are still pending. See “Item 3.D. Key Information—Risk Factors—Risk Factors Relating to Our Business—Our key trademarks are still in the process of registration, and we are currently in discussions with the IELTS partners, the entities that organize the IELTS test, regarding the use of the “ ” trademark. If we cannot secure rights to use these trademarks, we may be subject to third party claims and may be forced to discontinue using these marks, which may adversely affect our ability to maintain our brands, cause us to incur litigation costs and divert resources and management attention.”

We have also registered 84 domain names relating to our web sites covering each of our business offerings, including www.gedu.org, the primary URL for our test preparation business, www.eng24.com, the primary URL for our online language training business, www.edu24ol.com, the primary URL for our online professional certification test preparation business, www.hqlsw.com, the primary URL for our Global Kids English learning centers, www.best-science.cn, the primary URL for our Global Kids Science learning centers, and www.whctv.com, the primary URL for our study abroad consulting business, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, the principal domain name registration service provider in China.

We own the copyright to all curricular materials we use internally and are duly licensed for the publications written by our teachers, which we publish through well-known publishing houses. We have registered 13 software copyrights relevant to our business offerings and back-office management with the Copyright Protection Center of China.

We have recently adopted guidelines, procedures and safeguards designed to educate our employees regarding the importance of respecting our intellectual property rights, which include but not limited to our brands, trademarks, copyrights, domain names, trade names, publications, course materials, teaching software and audio-video products, and detect and prevent any conduct by our employees that infringe or have the potential to infringe upon such intellectual property rights. The guidelines specify certain key principles and policies that we require all of our employees to uphold as a fundamental condition of their employment. Pursuant to such key principles, the inventions, patents and other intellectual property rights generated by our employees during and within one year after their term of employment, as results of performing their duties or using our resources, belong to our company; the copyrights of our course materials are assigned or licensed to us according to the copyrights agreements concluded between authors of such course materials and our company. According to the guidelines, we also adopt a uniform intellectual property rights protection and sharing strategy, under which we take uniform measures to protect our intellectual property rights and promote sharing of such rights inside our company, any of our company’s subsidiaries may make use of such rights according to the guidelines.

We believe that our guidelines, procedures and safeguards improve our ability to protect our intellectual property rights, and avoid infringing or potentially infringing activities, minimize our exposure to third party claims and protect our reputation as a company. Despite our efforts, it may be possible for third parties to obtain and use our intellectual property without authorization, or challenge us on the ground of intellectual property rights. See “Item 3.D. Key Information—Risk Factors—Risk Factors Relating to Our Business—Any failure to protect our intellectual property rights could undermine our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly and ineffective.”

Seasonality

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in student enrollments. Historically, our courses tend to have the highest student enrollments in our third quarter from July to September each year when high schools and universities are on summer holiday and the lowest enrollments in the first quarter from January to March due to the effects of the Chinese New Year holiday. As a result, we historically have generated higher revenue in the third quarter of each fiscal year.

Regulation

This section summarizes the principal PRC regulations relating to our businesses.

The primary PRC regulatory authorities relevant to our business are the National People’s Congress, or NPC, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under the State Council’s authority, including without limitation the Ministry of Education, or MOE, the General Administration of Press and Publication, or GAPP, the Ministry of Industry and Information Technology, or MIIT, the State Administration for Industry and Commerce, or SAIC, the Ministry of Civil Affairs, or MCA, the Ministry of Culture, and their respective authorized local counterparts.

Regulations on Private Education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004), and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the NPC enacted the Education Law of the PRC. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education and in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other institution of education for profit-making purposes. However, private schools may be operated for “reasonable returns,” as described in more detail below.

The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and the Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing certifications, pre-school education, education for self-study aid and other academic education shall be subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare with the records filed with education authorities. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the MCA or its local counterparts as a privately run non-enterprise institution. Each of our schools, which is the administrative unit for one or more of our learning centers, has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the MCA.

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, the operation of a private school is highly regulated. For example, the types and amounts of fees charged by a private school providing certifications must be approved by the governmental pricing authority and be publicly disclosed. A private school that does not provide certifications must file its pricing information with the governmental pricing authority and publicly disclose such information. None of the learning centers operated by us provides a diploma or certification to students.

Private education is treated as a public welfare undertaking under the regulations. Nonetheless, investors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. Private schools are divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns.

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) items and criteria for the school’s fees, (ii) the ratio of the school’s expenses used for educational activities and improving the educational conditions to the total fees collected; and (iii) the admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns. Such information and the decision to distribute reasonable returns shall also be filed with the approval authorities within 15 days from the decision made by the board. However, none of the current PRC laws and regulations provides a formula or guidelines for determining reasonable returns. In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns. Certain of our schools are schools not requiring reasonable returns and certain are schools requiring reasonable returns. All of them have allocated certain amount to the development fund in compliance with the aforesaid provisions.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any.

Regulations on Chinese-Foreign Cooperation in Operating Schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-Foreign Schools, promulgated by the State Council in 2003 in accordance with the Education Law, the Occupational Education Law and the Law for Promoting Private Education, and the Implementing Rules for the Regulations on Operating Chinese-Foreign Schools, which were issued by the MOE in 2004.

These regulations encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and PRC educational organizations to jointly operate various types of schools in the PRC, with such cooperation in the areas of higher education and occupational education being encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC. Permits for Chinese-Foreign Cooperation in Operating Schools shall be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC.

We have not applied for a Permit for Chinese-Foreign Cooperation in Operating Schools at this stage since all of our learning centers are operated by subsidiaries of Shanghai Global Career or independent third party franchisees.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE in 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refers to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet service provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates.

In addition, setting up education websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education. Any education website and online education school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

According to the Administrative License Law promulgated by the Standing Committee of the NPC on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the NPC and regulations and decisions promulgated by the State Council may set down administrative license. On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. Based on the above, Global Xingxue, a subsidiary of Shanghai Global Career, is not required to obtain approval to operate “educational websites” from the MOE under PRC laws. In addition, Global Xingxue is not required to obtain a license to operate “online education schools”, as it does not directly offer government accredited academic degrees or certifications through its website education or training services.

Regulations on Publishing and Distribution of Publications

On December 25, 2001, the State Council promulgated the Administrative Regulations on Publication, or the Publication Regulations, which became effective on February 1, 2002, and was later amended on March 19, 2011. The Publication Regulations apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities.

On April 13, 2005, the State Council announced a policy on private investments in China that relate to cultural matters, which affects private investments in businesses that involve publishing. The policy authorizes the Ministry of Culture and several other central government authorities to adopt detailed rules to implement the policy. In July 2005, the Ministry of Culture, together with other central government authorities, issued a regulation that prohibits foreign investors from engaging in the publishing business. Our subsidiaries and affiliates have been cooperating with qualified PRC publishing companies to publish our self-developed teaching materials and other content.

Subsequent to the implementation of the Publication Regulations, the GAPP issued the Administrative Regulations on Publications Market, which became effective on September 1, 2003 and which were amended on June 16, 2004. According to the Administrative Regulations on Publications Market, any organization or individual engaged in general distribution, whole-sale or retail of publications must obtain a Permit for Operating Publications. Distribution of publications in the PRC is regulated on different administrative levels. An entity engaged in general distribution of publications shall obtain such permit from the GAPP and may conduct general distribution of the publications in the PRC and/or online selling of publications; an entity engaged in wholesaling of publications and/or online selling of publications shall obtain such permit from the provincial counterpart of GAPP and may not engage in general distribution in the PRC; and an entity engaged in retail distribution of publications shall obtain such permit from the local counterpart of the GAPP at the county level and may not conduct general distribution, wholesaling or online selling of publications in the PRC.

In addition, pursuant to the Administrative Regulations on Publishing Audio-Video Products promulgated by the State Council on December 25, 2001, which became effective as of February 1, 2002, any entity engaged in the wholesale, online selling or retail distribution of audio-video products shall secure a Permit for Operating Audio-Video Products from the relevant government authorities.

During the term of the above-mentioned permits, the GAPP or its local counterparts or other competent authorities may conduct annual or random examination or inspection from time to time to ascertain their compliance with applicable regulations and may require for change or renewal of such permits.

The Administrative Regulations on Publishing Audio-Video Products was later amended on March 19, 2011, pursuant to which the Permit for Operating Audio-Video Products is replaced by the Permit for Operating Publications. In addition, the GAPP and the Ministry of Commerce jointly issued the Administrative Regulations on Publication Market, which became effective on March 25, 2011, or the New Administrative Regulations on Publication Market. According to the New Administrative Regulations on Publication Market, the distribution of publications is still subject to the license system provided in the Administrative Regulations on Publication Market. However, the scope of publications in the New Administrative Regulations on Publication Market is widened to include audio-video products, and any entity holding a Permit for Operating Publications may conduct online selling of publications after filing with relevant local counterparts of the GAPP. Upon the effectiveness of the New Administrative Regulations on Publication Market, the above said Administrative Regulations on Publication Market ceased to be effective, and entities or individuals engaging in distribution of publications, including audio-video products, shall only need to hold a Permit for Operating Publications, while a Permit for Publishing Audio-Video Products is no longer needed.

Global Zhuoer Publishing, a subsidiary of Shanghai Global Career engaging in the wholesale, online selling and retail distribution of books, periodicals, audio-visual products and electronic publications has obtained the relevant Permits for Operating Publications and the relevant permits for retailing audio-video products, and is in the process of obtaining the relevant permits for the wholesale of audio-video products.

Regulations on Online Publications

GAPP and MIIT jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to obtain an Internet Publishing License from GAPP. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.

Global Xingxue, a subsidiary of Shanghai Global Career that engages in the dissemination of educational content through the Internet, received verbal confirmation from GAPP that its dissemination of such educational content does not fall within the definition of “Online Publication” as defined under the Internet Publishing Measures. Accordingly, Global Xingxue is not required to obtain an Internet Publishing License. However, because there is no further official or publicly-available interpretation of these definitions, we cannot assure you that Global Xingxue will not need an Internet Publishing License in the future.

Regulations on Consulting Services for Overseas Studies

Regarding intermediate and consulting business activities relating to self-funded overseas studying, the MOE, the Ministry of Public Security and the SAIC jointly issued the Administrative Regulations on Intermediate Services for Overseas Studies with Private Funds and their Implementing Rules in 1999, which require that any intermediate service organization engaged in such services procure from the MOE the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies.

Zhongshi Consulting, a subsidiary of Shanghai Global Career engaging in overseas studies consulting services, has obtained the aforesaid recognition from the MOE.

Regulations on Internet Information Services

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures on September 25, 2000, or the Internet Information Measures, the MIIT and other regulatory authorities formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures.

The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities in order to carry on any commercial Internet information services in the PRC. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. The BBS Measures provide that any ICP provider engaged in providing online bulletin board services, or BBS, is subject to a special approval and filing process with the relevant telecommunications industry authorities. Xuncheng Network has obtained the ICP license and is in the process of obtaining such BBS approval.

In July 2006, the MIIT posted a notice on its website entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services.” The notice prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any illegal foreign investors. The notice states that PRC Internet content providers should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites. The notice also states that PRC Internet content providers had until November 1, 2006 to evaluate their compliance with the notice and correct any non-compliance. A PRC Internet content provider’s failure to do so by November 1, 2006 may result in revocation of its ICP license.

Global Xingxue, a subsidiary of Shanghai Global Career engaging in providing Internet information services, has obtained the ICP license from Beijing Bureau of MIIT. Global Zhuoer Publishing, a subsidiary of Shanghai Global Career engaging in online selling and retail distribution of books and teaching materials, is in the process of obtaining ICP license from Beijing Bureau of MIIT.

Regulations on Franchise Businesses

On February 6, 2007, the State Council promulgated the Regulation on the Administration of Commercial Franchisees, which became effective on May 1, 2007. This regulation requires that any enterprise engaging in trans-provincial franchise business shall register with the Ministry of Commerce, or the MOC, and any enterprise engaging in franchise business within one province shall register with the provincial counterparts of MOC. On April 30, 2007, the MOC promulgated the Administrative Measures for the Filing of Commercial Franchises, which set forth in detail the procedures and documents required for the filing, including among other things the franchise agreement entered with the franchisee, market plan and trademarks, patents relating to the franchise.

Beijing Global Education has duly registered its franchise businesses with the MOC and maintained the validity of its registration to date.

Regulations on Internet Culture Activities

The Ministry of Culture of the PRC promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, on May 10, 2003, which became effective on July 1, 2003, and which were amended on July 1, 2004 and on February 17, 2011. The Internet Culture Measures require ICP operators engaging in Internet culture activities to obtain an Internet culture business operations license from the Ministry of Culture in accordance with the Internet Culture Measures. The term “Internet culture products” mainly includes Internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art, online cartoons, and Internet cultural products produced from such cultural products as music entertainment, games, shows and plays (programs), performances, works of art, cartoons by certain technical means and reproduced on the Internet for dissemination.

Global Xingxue and Global Zhuoer Publishing, subsidiaries of Shanghai Global Career engaging in the distribution of certain audio-visual products and providing audio-video English programs through the Internet, which do not fall within the definition of “Internet culture products” and its operations do not fall within the definition of “Internet culture activities” as defined under the Internet Culture Measures. Accordingly, Global Xingxue and Global Zhuoer Publishing are not required to obtain an Internet culture business operations license.

Regulations on Broadcasting Audio-Video Programs through the Internet or Other Information Network

The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integration, transmission, downloading of audio-video programs with computers, televisions or mobile phones as the main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

On December 20, 2007, SARFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. There are significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.” Further, on April 1, 2010, SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Service, or the categories, which clarified the scope of Internet Audio-Video Programs. According to the Categories, there are four categories of internet audio-visual program service which include seventeen sub-categories. The third sub-category of the second category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports, and education to the public. We transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. In addition, we do not provide audio-video program uploading and transmission services. Thus we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities determine that our provision of online education services falls within the Internet Audio-Video Program Measures, we may not be able to obtain the Permit for Broadcasting Audio-video Programs via Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, which became effective on July 1, 2006. This regulation requires that every organization or individual who disseminates a third party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally avoid, destroy or otherwise assist others in avoiding such protective measures unless permissible under law. This regulation also provides that permission from and compensation for the copyright owner are not required in the event of limited dissemination to teaching or research staff for the purpose of school teaching or scientific research only. Our Beijing Haidian Global Yasi Training School and Global Xingxue subsidiary are the operators of our website engaged in the dissemination of educational content through the internet and have obtained permission from, and pay compensation to, the legitimate copyright owner of such third party content unless such dissemination is limited to teaching or research purpose only.

Regulations on Copyright and Trademark Protection

China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Copyright. The National People’s Congress amended the Copyright Law in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and MIIT jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. These measures became effective on May 30, 2005.

We entered into Teaching Materials Copyright Agreements with certain of our teachers and editors, which provide that we engage these teachers and editors to write and edit various teaching materials and that we have the copyright to any resulting works or products. With respect to the dissemination of educational content through our website, we have obtained permission from, and pay compensation to, the legitimate copyright owner of such third party content unless such dissemination is limited to teaching or research purposes only.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years to trademarks as requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have filed the application for the registration of certain trademarks and logos, including “ ” and the primary mark for our Global Kids English learning centers, with the Trademark Office and are in the process of registering additional marks. In addition, if a registered trademark is recognized as a well-known trademark in a specific case, the proprietary right of the trademark holder may be extended beyond the registered sphere of products and services of the trademark in such case.

We applied to the Trademark Office of the State Administration for Industry and Commerce of China for the registration of “ ” on September 20, 2005 and received preliminary approval of our registration on March 6, 2010, subject to a three-month publication period, during which our application may be subject to challenges by other parties. The registration was opposed by, among others, IDP Education Pty Ltd, an Australian entity that is one of the IELTS partners, and the opposition is currently pending. We have attempted unsuccessfully to register some of our other key trademarks in China and thus are unable to prevent others from using substantially similar or identical these trademarks. See “Item 3.D. Key Information—Risk Factors—Risk Factors Relating to Our Business—Our key trademarks are still in the process of registration, and we are currently in discussions with the IELTS partners, the entities that organize the IELTS test, regarding the use of the “ ” trademark. If we cannot secure rights to use these trademarks, we may be subject to third party claims and may be forced to discontinue using these marks, which may adversely affect our ability to maintain our brands, cause us to incur litigation costs and divert resources and management attention.”

Domain names. On November 5, 2004, the MIIT amended the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered many domain names with CNNIC.

Regulations on Foreign Exchange

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, these foreign-invested enterprises must submit the registration application to the local branches of SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed and the registration should be completed within 20 working days from the date on which the local branch of SAFE receives all application materials. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the Ministry of Commerce or its local counterpart, and may be increased or decreased upon approval by the Ministry of Commerce or its local counterpart. Registered capital of a foreign-invested enterprise is the total amount of capital contributions of the foreign-invested enterprise subscribed to by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration for Industry and Commerce or its local counterpart.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by the Ministry of Commerce or its local counterpart is obtained. In approving such capital contributions, the Ministry of Commerce or its local counterpart examines the business scope of each foreign-invested enterprise under review to ensure it complies with the Foreign-Investment Industrial Guidance Catalog, which classifies industries in China into three categories: “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.”

Our PRC subsidiaries Beijing Global Education and Shanghai Global Elite are foreign-invested enterprises subject to the regulations discussed above. Our PRC subsidiaries, Beijing Global Education and Shanghai Global Elite, are not engaged in any prohibited or restricted businesses listed in the Foreign-Investment Industrial Guidance Catalog. Neither Beijing Global Education nor Shanghai Global Elite has incurred foreign debt. SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, in August 2008 with respect to the administration of conversion of foreign exchange capital contributions of foreign invested enterprise. This circular clarifies that RMB converted from foreign exchange capital contributions can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investment unless otherwise approved by SAFE or its local counterparts. Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular 59, which, among other things, requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Our PRC subsidiaries, Beijing Global Education and Shanghai Global Elite, do not use any Renminbi converted from foreign exchange capital contributions for domestic equity investment or anything else beyond their respective business scopes.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, or PRC Resident, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC Resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC Resident shall register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (iii) when the SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Our PRC resident shareholders are in the process of registering the change in our share capital due to our initial public offering.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

See “Item 3.D. Key Information—Risk Factors—Risk Factors Relating to Doing Business in China—A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC laws.”

Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended.

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. Each of our PRC subsidiaries, Beijing Global Education and Shanghai Global Elite, has set aside such amounts of accumulated profits in accordance with the above regulations.

C. Organizational Structure

Corporate Structure and Arrangements with Our Affiliated PRC Entity

The following diagram illustrates our corporate structure, including our principal subsidiaries and affiliated PRC entity, and the place of incorporation of each named entity, as of the date of this annual report:

Equity interest
Contractual arrangements consisting of exclusive consulting and service agreements, technical support and technical service agreements, market development consulting service contracts and other technical service and consulting service agreements.
Contractual arrangements consisting of equity pledge agreement, exclusive purchase option agreement and business operation agreement.
Schools are the legal entities that administer our learning centers, and each school may have one or more learning centers.
Consisting of various PRC subsidiaries operating our educational content publication, online education and overseas study consulting business in China.

Contractual Arrangements with Shanghai Global Career and Its Shareholders

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education outside China. None of our non-PRC entities is an educational institution or provides educational services. Accordingly, our wholly owned subsidiaries in China, which are considered foreign-invested, are currently ineligible to apply for the required education licenses and permits in China. In addition, PRC laws and regulations restrict foreign ownership of Internet content provision businesses in China. Due to these restrictions, we conduct our education and online businesses in China through contractual arrangements with Shanghai Global Career and its subsidiaries and shareholders, which enable us to:

•	exercise effective control over Shanghai Global Career and its subsidiaries;

•	receive a substantial portion of the economic benefits from Shanghai Global Career and its subsidiaries in consideration for the services provided by our wholly owned PRC subsidiaries; and

•	have an exclusive option to purchase all or part of the equity interests in Shanghai Global Career when and to the extent permitted by PRC law.

Agreements that Transfer Economic Benefits to Us

Exclusive Consulting and Service Agreements. Pursuant to exclusive consulting and service agreements entered into in September 2006 between Beijing Global Education and Shanghai Global Career and its several subsidiaries, Beijing Global Education has agreed to provide exclusive consulting and services, including software development and research services, technology consulting and transfer services and market research services, to Shanghai Global Career and its subsidiaries for a quarterly fee to be determined by the parties in consideration of a number of factors including the complexity of the technology provided, the service time spent, service content and value, and the market cost of the service to the provider. Shanghai Global Career and its subsidiaries have agreed that they shall not obtain related services from, or otherwise cooperate with, any third party without the prior written consent of Beijing Global Education. Each of the exclusive consulting and service agreements has a term of ten years from its effective date. Beijing Global Education has an option to extend such term for a period at its sole discretion, provided that it notifies the counterparty of such extension before the expiration of the term.

Technical Support and Technical Service Agreements. Pursuant to technical support and technical service agreements entered into on various dates between Beijing Global Education and subsidiaries of Shanghai Global Career, Beijing Global Education has agreed to provide subsidiaries of Shanghai Global Career with research and development, network maintenance, troubleshooting, on-site support, technical design, and technical consulting services for certain monthly fees. Each of the technical support and technical service agreements has a term of one year from its effective date.

Market Development Consulting Service Contracts. Pursuant to the market development consulting service contracts entered into on various dates between Beijing Global Education and subsidiaries of Shanghai Global Career, Beijing Global Education agrees to provide subsidiaries of Shanghai Global Career with marketing services for certain fees payable quarterly. Each of these contracts has a term of one year from its effective date.

Other Technical Service and Consulting Service Agreements. Beijing Global Education and subsidiaries of Shanghai Global Career have also entered into several other technical service and consulting service agreements on various dates, pursuant to which Beijing Global Education agrees to provide subsidiaries of Shanghai Global Career certain technical services or consulting services in exchange for certain service fees. These agreements include (1) Technical Service Contract for Management Information Systems of Registration and Payment Collection, (2) Technical Service Contract for Student Management Systems, (3) Technical Service Contract for IELTS English Listening and Speaking Multimedia Systems, (4) License Agreements for New TOEFL Test System, (5) Technical Service Contract for Internal Information Management Systems, (6) Summer Market Consulting Service Contract and (7) Winter Market Consulting Service Contract. Each of these agreements has a term of one year, with the exception of the Summer Market Consulting Service Contract and Winter Market Consulting Service Contract, which have terms between two to six months.

Agreements that Provide Effective Control over Shanghai Global Career and Its Subsidiaries

Equity Pledge Agreement. Pursuant to the equity pledge agreement entered into on September 7, 2006 among Beijing Global Education, Shanghai Global Career and the shareholders of Shanghai Global Career, each shareholder agreed to pledge his or her equity interest in Shanghai Global Career to Beijing Global Education to secure the performance of their obligations under the relevant principal agreements, including the exclusive consulting and service agreement, and each of them has agreed not to transfer, pledge, dispose of or otherwise create any encumbrance on his or her equity interest in Shanghai Global Career without the prior written consent of Beijing Global Education.

Exclusive Purchase Option Agreement. Pursuant to the exclusive option agreement entered into on September 7, 2006 among Beijing Global Education, Shanghai Global Career and the shareholders of Shanghai Global Career, such shareholders are obligated to sell to Beijing Global Education, and Beijing Global Education has an exclusive and unconditional right to purchase, or cause its designated party to purchase, from such shareholders, in its sole discretion, part or of all of the shareholders’ equity interest in Shanghai Global Career when and to the extent that applicable PRC law permits Beijing Global Education to own part or all of such equity interests in Shanghai Global Career. The purchase price to be paid by Beijing Global Education will be the minimum consideration permitted by applicable PRC law at the time when such equity transfer occurs.

Business Operation Agreement. Pursuant to the business operation agreement dated September 7, 2006 among Beijing Global Education, Shanghai Global Career and the shareholders of Shanghai Global Career, Shanghai Global Career will not engage in any transactions which may materially affect their assets, business, personnel and operations without the express consent of Beijing Global Education. The business operation agreement has a term of ten years from its effective date. Beijing Global Education has an option to extend such term for a period at its sole discretion, provided that it notifies the counterparty of such extension before the expiration of the term.

See “Item 3.D. Key Information—Risk Factors—Risk Factors Relating to Our Corporate Structure and Regulation of Our Industry—If the PRC government finds that the agreements that establish the structure for operating our education and online businesses in China do not comply with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3.D. Key Information—Risk Factors—Risk Factors Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D. Property, Plant and Equipment

Our headquarters are located in Beijing, China, where we own approximately 3,324 square meters of office space. In addition, we lease and own an aggregate of approximately 45,000 square meters of space for our directly operated learning centers, of which 1,574 square meters is owned. For detailed information about the locations of our facilities and the terms of our facility leases, see “Item 4.B. Business Overview—Our Network.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results

Overview

Our Business

We are a leading provider of educational courses and related services in China with a focus on foreign language training and test preparation. We believe we are the leading provider of test preparation services in China for the International English Language Testing System, or IELTS, with the largest market share in terms of revenue and student enrollments. We believe we have the largest network of IELTS learning centers in China in terms of number of learning centers and cities covered. We believe that our “Global” education brand has become one of the most well-known and respected brands in China’s education market, and has helped us to attract students, faculty and business partners and maintain our premium position in the market. Leveraging our brand and operational expertise in China’s education market, we have expanded our service offerings to address multiple stages of a student’s education and career, from children’s after-school courses, to test preparation and study abroad services for high school and university students, to adult professional certification test preparation and language training.

Our learning center network has grown rapidly since the establishment of our first learning center in Beijing in 2001. As of December 31, 2010, our learning center network comprised 82 directly operated and 269 franchised learning centers, including 133 Global test preparation learning centers, 79 of which are franchised, in 70 cities, covering all cities with IELTS test centers in China. As of December 31, 2010, our network also included 171 Global Kids English learning centers, all but one of which are franchised, in 94 cities in China, 29 Global Kids Science learning centers, all but nine of which are franchised, in 22 cities in China, nine directly operated learning centers dedicated to French and other non-English languages, and nine directly operated learning centers dedicated to after-school tutoring programs. We have also established a highly scalable online course delivery platform for our online language training and professional certification test preparation courses, with more than one million registered members of our online learning websites as of December 31, 2010. We generally operate our directly operated learning centers in the larger and more developed testing markets, while expanding our learning center network into new cities through franchise arrangements with local business partners. This growth model allows us to rapidly expand our learning center network in a capital-efficient and flexible manner, while maintaining quality and consistency in our educational service delivery. Our large franchise network also allows us to selectively acquire our high performing franchises while incurring minimal integration costs due to the standardized operations across our network and our franchises’ familiarity with our programs and service offerings. We ensure quality throughout our network of learning centers through the adoption of standardized operational guidelines, teacher training, curriculum and course material development and customer support services.

Our total net revenues increased from RMB163.6 million in 2008 to RMB246.2 million and RMB345.6 million ($52.4 million) in 2009 and 2010, respectively. Our net income attributable to Global Education & Technology Group Limited increased from RMB41.7 million in 2008 to RMB55.6 million and RMB56.6 million ($8.6 million) in 2009 and 2010, respectively.

Significant Factors Affecting Our Results of Operations

Demand for language training and test preparation courses in China. We have benefited significantly from China’s overall economic growth, the increasing number of Chinese studying abroad and the increasing popularity of IELTS as a test of English proficiency for Chinese studying abroad. Rising income levels and overall economic growth in China in recent years have led to increasing spending on education, including supplemental education such as test preparation, after-school or after-work classes and professional certification training. Rising income levels have also provided greater opportunities for Chinese to study abroad. In addition, demand for IELTS preparation courses has grown significantly as IELTS has become the most widely taken test of English proficiency for Chinese studying abroad, driven by an increasing number of Chinese choosing to study abroad in countries with colleges and universities that predominantly rely on IELTS scores, such as the United Kingdom, Australia and New Zealand, and increasing acceptance of IELTS scores by colleges and universities in the United States and Canada. Demand in China for language training and test preparation courses and study abroad in general, and demand for IELTS preparation courses in particular, will continue to have a large impact on our results of operations. The PRC economy experienced a slowdown in economic growth in 2008 and much of 2009 related to the global financial crisis. However, the economic slowdown did not significantly affect demand for our services and our results of operations.

Expansion of our network of learning centers. The overall expansion of our learning center network is a key factor in the long-term growth of our business. Our network of directly operated and franchised learning centers has grown from 143 learning centers in 67 cities in China as of December 31, 2008 to 241 learning centers in 90 cities as of December 31, 2009 and 351 learning centers in 119 cities as of December 31, 2010. The results of operations of our directly operated learning centers are consolidated into our results of operations, while we earn franchise fees from our franchised learning centers. Although franchise fees have historically accounted for a small portion of our revenues compared to revenues from directly operated learning centers, expansion of our franchised learning center network is a key aspect of growing our brand and developing cross-selling opportunities among our service offerings. Selectively acquiring successful franchises is an important strategy for cost-effectively expanding our network of directly operated learning centers.

As the results of operations of our directly operated learning centers are consolidated into our results of operations, our revenues and operating margins have been and will continue to be significantly affected by the expansion of our network of directly operated learning centers. Our network of directly operated Global test preparation learning centers increased from 29 learning centers in nine cities in China as of December 31, 2008 to 44 learning centers in 12 cities as of December 31, 2009 and 54 learning centers in 15 cities as of December 31, 2010. In addition, we have one directly operated Global Kids English learning center, nine directly operated Global Kids Science learning centers, nine directly operated learning centers dedicated to French and other non-English languages, and nine directly operated learning centers dedicated to after-school tutoring programs.

We expand our network of directly operated learning centers primarily through establishing new learning centers, primarily in cities where we already have a presence and by selectively acquiring successful franchisees. We strategically locate our learning centers in areas with target student populations, and the availability and rental rates of such sites may impact the revenues and operating margin of the learning center. We generally incur capital expenditures ranging from RMB150,000 to RMB300,000 per new learning center, depending on its size and geographic location. These capital expenditures principally relate to renovation of premises and purchase of office equipment. Historically, our newly established directly operated learning centers typically have been able to achieve positive cash flows within approximately six to nine months from opening depending on size and location. New learning centers established in cities where we have existing learning centers may in the short term attract students away from our existing learning centers in that city. As a result, a significant increase in newly established learning centers may temporarily result in lower average utilization rates for our overall learning center network and lower operating margins while they ramp up their operations and student enrollments. This effect is diminished when we acquire franchisees, as these learning centers will already have established operations and student enrollments.

Number of student enrollments in our courses. Our revenues in any given period are significantly affected by the number of student enrollments at our directly operated learning centers and for our online courses. The long-term growth of our business is largely driven by our ability to attract students to our courses. In 2008, 2009 and 2010, a majority of our student enrollments comprised enrollments in our online courses. Due to higher course fees for our IELTS preparation courses relative to our online courses, an increase in student enrollments at our directly operated learning centers will have a more significant impact on our revenues than a comparable increase in online student enrollments. Student enrollments are affected by a number of factors, including the general factors affecting demand described above, our brand recognition in the market, the success of our marketing efforts, the level of competition we face, the number of our learning centers and our ability to update and expand our course offerings to meet market demand. Student enrollment numbers are also affected by seasonal variations, with student enrollments typically significantly higher in the third quarter of each year than other quarters and lowest in the first quarter of each year.

Fees charged for our courses. Our revenues and operating margin are affected by the amount of course fees we charge, which vary depending on, among other things, local market conditions, type and length of the course and teacher costs. By leveraging our brand recognition and leading position in China’s IELTS preparation market, we believe we are able to command premium pricing for our IELTS preparation courses. We adjust our course fees each year depending on a number of factors, including market demand, competition and changes in teacher costs. Our ability to increase our course fees relative to operating costs and expenses is significantly affected by the success of our brand-building efforts and maintaining high quality course delivery throughout our network of learning centers.

Our ability to expand our course offerings at our learning centers. We are continuously developing new course offerings to meet changing student demands and reach additional student populations. We have expanded our IELTS preparation course offerings from 38 courses as of December 31, 2008 to 49 courses as of December 31, 2009, and 120 courses as of December 31, 2010. We have also expanded our course offerings at our Global test preparation learning centers to include a range of non-IELTS test preparation courses, including TOEFL and SAT preparation courses, and other courses for English and foreign language training. By expanding our course offerings at our learning centers we are able to increase student enrollments and revenues and maximize utilization of our learning centers, thereby increasing our operating margin.

Growth of our online language training and test preparation and study abroad consulting businesses. We have expanded our revenue base by offering online language training and test preparation courses and study abroad consulting services. The growth of revenues from our online language training and test preparation business is principally affected by the number of courses we offer and our ability to attract student enrollments for those courses. The number of online courses we offer increased from 317 as of December 31, 2008 to 418 as of December 31, 2009, and 460 as of December 31, 2010. Our study abroad consulting business depends significantly on our brand recognition and the number of Chinese studying abroad.

Our ability to control our operating costs and expenses and improve operational efficiency. Our profitability is significantly impacted by our operating costs and expenses, which comprise cost of revenues, selling and marketing expenses and general and administrative expenses. The main factors affecting our operating costs and expenses include teacher costs, the size of our learning center network and our selling and marketing efforts. During the period from 2008 to 2010, our operating costs and expenses grew significantly, in particular driven by costs and expenses relating to the rapid expansion of our learning center network and selling and marketing costs in relation to our brand-building efforts and implementation of our localized marketing strategy. We believe these efforts will allow us to maintain our leading position in the market and reduce our costs for attracting students going forward. We expect our selling and marketing expenses to increase roughly in line with the growth in our net revenues in 2011.

To improve our operating margins, we have adopted a number of measures to improve operational efficiency across our network. For example, in 2009 we launched a computerized enrollment system to timely track student enrollments and other relevant operating data across our network of directly operated learning centers. We will continue to upgrade existing and implement additional systems and measures and recruit qualified personnel to effectively manage and support our growth and maximize our learning center utilization and operating margin.

Net Revenues

We currently derive revenues from:

•

educational programs and services, primarily including language training and test preparation courses at our directly operated learning centers and our online language training and professional certification test preparation services; and

•	franchise fees, study abroad consulting services and sales of books and course materials.

Our net revenues are net of business tax and value-added tax. Our educational programs and services are subject to 3.3% business tax, while franchise fees and study abroad consulting services are subject to 5.0% and 5.5% business tax, respectively. Sales of books and course materials are subject to 17% value-added tax.

The following table sets forth a breakdown of our total net revenues for the periods indicated:

	For the Years Ended December 31,
	2008		2009		2010
	(In thousands, except for percentages)
	RMB	% of net revenues	RMB	% of net revenues	RMB	USD	% of net revenues
Educational programs and services	148,361	90.7%	229,491	93.2%	321,848	48,765	93.1%
Franchise fees, study abroad consulting services and sales of books and course materials	15,278	9.3%	16,739	6.8%	23,727	3,595	6.9%
Total net revenues	163,639	100%	246,230	100%	345,575	52,360	100%

Educational Programs and Services

Net revenues from educational programs and services relate to net revenues generated from course fees for courses taught at our directly operated learning centers and our online courses. Course fees for courses at our learning centers accounted for 87.5%, 86.4% and 86.3% of our net revenues from educational programs and services in 2008, 2009 and 2010, respectively. Course fees at our learning centers are generally paid in advance. Students are entitled to one trial class, with the course fee fully refundable if a student decides not to take the remainder of the course after the trial class. No refund will be provided to a student who withdraws from a course after the trial period. Students may purchase a package of several courses, which generally discounts the individual course cost by around 20%. Consistent with market practice, a number of our test preparation courses guarantee that students will achieve certain score objectives, and if the student does not achieve the score objective, upon satisfaction of required class attendance, the student may retake courses at a substantial discount. Course fee refunds and course retakes did not have a significant impact on our net revenues in 2008, 2009 or 2010.

The upfront course fee is initially recorded as deferred revenue. The revenues are recognized proportionately over the term of the course based on classes attended, with revenues in relation to unattended classes recognized at the end of the course term. Package course programs are treated as a multiple-element arrangement, with revenues allocated to each individual course in the package based on its relative fair value and revenues for each individual course are recognized proportionately as the classes are attended.

Course fees from our online courses accounted for 12.5%, 13.6% and 13.7% of our net revenues from educational programs and services in 2008, 2009 and 2010. Students of our online courses may pay course fees on a per-course basis through a number of commonly accepted methods, including cash, online payment or bank transfer, or by purchasing pre-paid cards that may be used for any of our online courses. Net revenues from online courses and pre-paid cards are initially recorded as deferred revenue upon receiving the upfront cash payment. For each online course, revenues are recognized over the period the course is available to the student, which generally is from the enrollment date to the completion of the relevant professional examination date. Upon the expiration date of the pre-paid card, we recognize the remaining unused value as revenue.

Historically, net revenues from our educational programs and services have been highest in the third quarter, primarily because many students enroll in our courses and programs during the summer months when traditional schools are on vacation. In response to this demand, we also schedule more classes per day during the summer months. We have generally experienced lower net revenues from our educational programs and services during the first quarter, primarily due to the Chinese New Year holiday, which falls in January or February each year.

The key factors affecting our net revenues from educational programs and services include student enrollments, the number of our directly operated learning centers, course fees and number of courses offered. The increase in our net revenues from educational programs and services from 2008 to 2010 was primarily driven by the increase in our student enrollments as demand for our IELTS and online courses increased and we expanded our network of directly operated learning centers and online course offerings.

Franchise Fees, Study Abroad Consulting Services and Sales of Books and Course Materials

We collect franchise fees for granting a franchisee an exclusive license to operate a set number of learning centers within a given geographic area. Franchise fees accounted for 3.5%, 2.3% and 2.2% of our total net revenues in 2008, 2009 and 2010, respectively. Franchise fees vary significantly depending primarily on location and term of the franchise. Franchisees generally pay us a fixed franchise fee that varies by franchisee location. Prior to 2009, we entered into revenue-sharing arrangements with a small number of franchisees whereby the franchisee paid us a fixed proportion of course fees collected from students. Since 2009, none of our franchise contracts have had revenue-sharing arrangements. The fixed fee is paid up-front or in installments. The terms of the franchise agreement are generally between one and three years. We provide various services to the franchises, including teacher training, marketing and customer support services. We recognize revenues from the fixed franchise fee either proportionately over the license period on a straight-line basis or upon the receipt of cash in circumstances where the collection of the franchise fee cannot be reasonably assured. Upon expiry of the franchise term, we have the sole discretion whether to renew the franchise agreement and renegotiate the franchise fees for a new franchise term. Franchise fees generally increase upon renewal of the franchise depending on the increase in size of the franchise’s operations. We expect franchise fees per franchise to grow in coming years as the initial terms of many of our franchises expire and we negotiate higher franchise fees for their renewal.

Our study abroad consulting services include services to assist students in identifying the countries, schools and courses of study that are most suitable for them, preparing and submitting application packages to target schools and obtaining the relevant visa. Service fees from our study abroad consulting services accounted for 3.8%, 2.6% and 3.9% of our total net revenues in 2008, 2009 and 2010, respectively. Consistent with market practice, these fees, excluding a small portion to cover our costs incurred, are generally refunded if the student’s application to study abroad is unsuccessful. We recognize revenues from study abroad consulting services upon completion of the services, which is upon the student’s acceptance by the school and receipt of the relevant visa. In addition, we receive commissions from overseas universities and colleges for recommending students who are ultimately admitted. Such revenue is recognized when the overseas university or college confirms the enrolment of a student who meets all relevant admission requirements.

Our net revenues from sales of books and course materials derive from sales of our textbooks, course materials and other publications online, through our learning centers and through third-party distributors as well as sales of course materials to our franchisees under our franchise contracts, which stipulate minimum quantities of course materials to be purchased annually. Sales of books and course materials accounted for 2.0%, 1.9% and 0.8% of our total net revenues in 2008, 2009 and 2010, respectively. Net revenues from sales made through our learning centers and websites are recognized upon sale. Net revenues for sales made to distributors are recognized once the products are sold to the end customers. Net revenues from sales of course materials to our franchisees are recognized upon delivery.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling and marketing expenses and general administrative expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	% of net revenues	RMB	% of net revenues	RMB	USD	% of net revenues
	(In thousands, except for percentages)
Total net revenues	163,639	100%	246,230	100%	345,575	52,360	100%
Cost of revenues	65,159	39.8%	101,976	41.4%	152,612	23,123	44.2%
Selling and marketing expenses	34,020	20.8%	64,590	26.2%	92,204	13,970	26.7%
General and administrative expenses	21,166	12.9%	28,968	11.8%	40,431	6,126	11.7%

Total operating costs and expenses	120,345	73.5%	195,534	79.4%	285,247	43,219	82.5%

Cost of Revenues

Our cost of revenues has primarily consisted of salary and benefits, rent payments and book and course material printing costs. Salary and benefits comprised a majority of our total cost of revenues in each of 2008, 2009 and 2010. Salary and benefits primarily comprise compensation and other benefits for our teachers. We have both full-time and part-time teachers. Our teachers’ compensation and benefits primarily consist of base salaries (for full-time teachers), teaching fees based on hourly rates and performance-linked bonuses based on student feedback and other factors. Salary and wage levels for our teachers are influenced by overall salary and price levels in China as well as the level of competition for high quality teachers. The increase in our cost of revenues during 2008, 2009 and 2010 was primarily attributable to increased teacher headcount as we expanded our operations, along with modest increases in teacher wage rates. We did not experience significant wage inflation for our teachers between 2008 and 2010 and currently do not expect to experience it in the near future.

Rent payment for our directly operated learning centers and book and course material printing costs have constituted the second and third largest components of our cost of revenues, respectively. Our rent payments have increased along with the expansion of our network of directly operated learning centers, while our book and material printing costs have grown generally in line with growth in our net revenues.

Selling and Marketing Expenses

Our selling and marketing expenses have primarily consisted of expenses relating to advertising and promotional activities, salary and benefits of our sales and marketing personnel and commissions to sales agents, which principally include websites which refer students to us. Historically, advertising and promotional activities have generally been the largest component of our selling and marketing expenses. Our selling and marketing expenses have grown as a percentage of our net revenues as we have expanded our brand-building efforts, including print media, outdoor and online advertising and other marketing efforts in relation to our expanded course and service offerings, and increased marketing activities following SAIF’s investment in our company in 2006. The increased selling and marketing expenses were also partially attributable to increases in our sales and marketing activities and personnel at the regional level in 2008, 2009 and 2010 in an effort to localize our marketing to more adequately respond to local market demands.

General and Administrative Expenses

Our general and administrative expenses have primarily consisted of salary and benefits in relation to administrative and management functions, auditing and other professional services costs and other office-related expenses. Salary and benefits comprised a majority of our total general and administrative expenses in each of 2008, 2009 and 2010. Our general and administrative expenses have decreased as a percentage of our net revenues between 2008 and 2010. We expect our general and administrative expenses to increase in the near term in connection with the expansion of our business and costs associated with being a public company, including costs necessary to enhance our internal control over financial reporting to meet obligations under the Sarbanes-Oxley Act.

Share-based Compensation Expenses

We have granted certain options to purchase our ordinary shares to our directors, officers, school principals, teachers, other employees and outside consultants. As of December 31, 2008, 2009 and 2010, options to purchase 2,410,460, 2,462,460 and 6,964,972 ordinary shares, respectively, were outstanding, including options to purchase 1,185,144, 1,702,771 and 2,933,800 shares, respectively, that were legally vested.

In 2008, 2009 and 2010, we recognized share-based compensation expenses totaling RMB2.1 million, RMB1.4 million and RMB8.2 million ($1.2 million), respectively, all of which were related to option grants to our directors, officers, school principals, teachers, other employees and outside consultants. Such costs are included in cost of revenues, sales and marketing expenses and general and administrative expenses, and are associated with the expensing of vested options. As of December 31, 2010, we had RMB24.7 million ($3.7 million) of total unrecognized share-based compensation expenses, related to unvested share-based awards for which services had not been provided, with the cost expected to be recognized over a weighted average period of 3.3 years. For more information, see “—Critical Accounting Policies—Share-based Compensation.”

Acquisitions

Acquisitions of Our Franchised Learning Centers

Selectively acquiring our most successful franchises is an important part of our growth strategy. Each franchisee establishes a school, which acts as the legal entity and administrative center operating that franchisee’s franchised learning centers. Upon completion of an acquisition of a franchise, which occurs when legal title to the franchise school is transferred to us, we directly operate the school and consolidate its results of operations in our consolidated financial statements. We completed the acquisitions of our Chengdu and Chongqing franchises in 2008. We completed the acquisition of our Shenyang franchise in January 2010, and our Xi’an and Hangzhou franchises in March 2010. Following acquisition of a franchise, we generally expand the operations of the school significantly and provide additional marketing, training and other operational support to the acquired learning centers. The consideration we pay for the franchise acquisitions generally includes both cash payment and issuance of our ordinary shares. We sometimes require that the consideration be proportionately refundable if the acquired school does not achieve certain pre-determined performance targets.

Acquisition of Chongqing and Chengdu franchises. In January 2008, we entered into a series of agreements with the owner of our Chongqing and Chengdu franchises to acquire the entire equity interest of those franchise schools. As consideration for the acquisitions, we paid an aggregate of RMB2.5 million in cash and issued 611,388 of our ordinary shares to the sellers. The acquisitions were completed in January 2008. For both acquisitions, the consideration was proportionately refundable through cash refund and our repurchase of the ordinary shares issued to the seller for par value if either of the schools failed to achieve its pre-determined profit target for 2008 as stipulated in the purchase agreements, which was RMB1.5 million for our Chongqing franchise and RMB3.0 million for our Chengdu franchise. The respective profit targets were met and no refund was made.

Acquisition of Xi’an franchise. In October 2008, we entered into a series of agreements with the owners of our Xi’an franchise to acquire the entire equity interest of that franchise school. As consideration for the acquisition, we paid an aggregate of RMB2.3 million in cash and issued 326,631 of our ordinary shares to the sellers. The acquisition was completed in March 2010. The consideration was proportionately refundable through our repurchase of our shares issued to the sellers for par value if the school failed to achieve its pre-determined profit target of RMB2.1 million for 2008 as stipulated in the purchase agreements. The profit target was met and no refund was made.

Acquisition of Hangzhou franchise. In January 2009, we entered into a series of agreements with the owner of our Hangzhou franchise to acquire the entire equity interest of that franchise school. As consideration for the acquisition, we paid an aggregate of RMB2.6 million in cash and issued 375,381 of our ordinary shares to the seller. We completed the acquisition in March 2010.

Acquisition of Shenyang franchise. In August 2009, we entered into a series of agreements with the owner of our Shenyang franchise to acquire the entire equity interest of that franchise school. As consideration for the acquisition, we paid an aggregate of RMB1.9 million in cash and issued 1,027,006 of our ordinary shares to the seller. We completed the acquisition in January 2010. The consideration is proportionately refundable through our repurchase of the ordinary shares issued to the seller for par value if the school fails to achieve its pre-determined profit target of RMB10.3 million for the period from August 1, 2009 to July 31, 2011 as stipulated in the purchase agreements. The ordinary shares issued to the seller are being held in escrow to facilitate the potential refund. These shares are considered contingent share consideration, and until the end of the earnout period for the acquisition, these shares will be recognized as a liability with the change in fair value to be recorded in our earnings.

Acquisition of Dalian franchise. In June 2010, we entered into a series of agreements with the owner of our Dalian franchise to acquire the entire equity interest of that franchise school for aggregate consideration of RMB8.1 million in cash and 959,564 of our ordinary shares. We paid RMB1.6 million of such consideration in August 2010 and expect to pay the remainder within 12 months from consummation of acquisition. The share portion of the consideration will be proportionately refundable through our repurchase of the ordinary shares issued to the seller for par value if the Dalian franchise fails to achieve its pre-determined profit target of RMB4.9 million in 2010 or RMB5.9 million in 2011 as stipulated in the purchase agreements. The ordinary shares to be issued to the seller will be held in escrow to facilitate the potential refund. Under the terms of the purchase agreements, the purchase agreements are cancellable at our sole discretion if the acquisition does not close by September 30, 2010. The acquisition has not yet closed, pending satisfaction of certain closing conditions, and currently we do not intend to cancel the purchase agreements.

Acquisition of Wuhan franchise. In August 2010, we entered into a series of agreements with the owner of our Wuhan franchise to acquire the entire equity interest of that franchise school for aggregate consideration of RMB1.4 million in cash and 416,883 of our ordinary shares. To date, we have paid RMB0.2 million of such consideration. The share portion of the consideration will be proportionately refundable through our repurchase of the ordinary shares issued to the seller for par value if the Wuhan franchise fails to achieve its pre-determined profit target of RMB4.4 million or RMB3.8 million, depending on the composition of management at the franchise school, for the 24-month period following completion of the acquisition as stipulated in the purchase agreements. The ordinary shares to be issued to the seller will be held in escrow to facilitate the potential refund. Under the terms of the purchase agreements, the purchase agreements are cancellable at our sole discretion if the acquisition does not close by October 30, 2010. The acquisition has not yet closed, pending satisfaction of certain closing conditions, and currently we do not intend to cancel the purchase agreements.

Other Acquisitions

In February 2010, we entered into a series of agreements with two independent third parties to acquire the entire equity interest in Shanghai Mingxuanhang Technology Consulting Co., Ltd, which owns Shanghai Kaiyu Cultural and Business Training Center, or Kaiyu Foreign Languages Center, a language training school based in Shanghai specializing in French and other non-English language training courses, and a related trademark for aggregate consideration of RMB8.0 million in cash and 536,099 of our ordinary shares. We have paid RMB7.0 million of such consideration. The share portion of the consideration is proportionately refundable through our repurchase of the ordinary shares issued to the seller for par value if Kaiyu Foreign Languages Center fails to achieve its pre-determined profit target of RMB8.2 million for the 24-month period following completion of the acquisition as stipulated in the purchase agreements. The ordinary shares issued to the seller are being held in escrow to facilitate the potential refund. These shares are considered contingent share consideration, and until the end of the earnout period for the acquisition, these shares will be recognized as a liability with the change in fair value to be recorded in our earnings. We completed the acquisition in May 2010.

In April 2011, we entered into a series of agreements with an independent third party to acquire the entire equity interest in Shanghai Global Future Education Technology Holding Co., Ltd, which is in the process of establishing a language training school in Changchun for aggregate consideration of RMB2.2 million. We have paid RMB1.0 million of such consideration, and expect to complete the acquisition in or around September 2011.

Taxation

Cayman Islands

We are not subject to Cayman Islands tax on our income or capital gains. Payment of dividends is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Neither we nor Sunnykey, our British Virgin Islands subsidiary, is subject to British Virgin Islands tax on income or capital gains. Payment of dividends is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Global Hong Kong, our wholly-owned subsidiary, is not subject to Hong Kong profits tax on foreign-sourced dividends and capital gains. Payment of dividends is not subject to withholding tax in Hong Kong.

China

Enterprise income tax. Our subsidiaries and affiliates in China are subject to Enterprise Income Tax, or EIT, in China. Prior to January 1, 2008, under applicable PRC tax laws, our subsidiaries and affiliated entities are generally subject to EIT at a statutory rate 33%, which comprises 30% national income tax and 3% local income tax. However, certain types of foreign-invested enterprises and high or new technology enterprises located in certain specified high-tech zones were entitled to preferential tax treatments. Our wholly owned subsidiary in China, Beijing Global Education was a certified “new technology enterprise” established in a high-tech zone, and was therefore entitled to a three-year exemption from EIT for a period from 2007 to 2009, and a 50% EIT rate reduction for another three years. Shanghai Global Career, as a newly established company engaged in education, was granted an EIT exemption in 2007. In addition, tax treatment for private schools varies across different cities in China. Some of our PRC subsidiaries and other affiliated entities enjoyed special tax treatments and were subject to EIT on a deemed profit basis.

On March 16, 2007, the National People’s Congress adopted the New Enterprise Income Tax Law, or the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective from January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. In addition, the New EIT Law and its implementing rules permit qualified “high and new technology enterprises”, or HNTEs, to enjoy a reduced EIT rate of 15%. The qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. See “Item 3.D. Key Information—Risk Factors—Risk Factors Relating to Doing Business in China—The increase in the PRC enterprise income tax and the discontinuation of any preferential tax treatments currently available to us could result in a decrease of our net income and materially and adversely affect our results of operations.”

A summary of the tax treatments available to our PRC subsidiaries and affiliated entities is as follows:

•

Beijing Global Education, as an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its unexpired tax term holiday under the phase-out rules. In addition, Beijing Global Education was qualified as a HNTE under the New EIT Law in 2008 and will be entitled to the reduced EIT rate of 15%. Accordingly, Beijing Global Education was entitled to a three-year exemption from 2007 to 2009, and will be subject to a 7.5% EIT rate for 2010 to 2012. However, due to a new tax Circular 157 issued by the PRC tax authorities in April 2010, there is no assurance that the 7.5% EIT rate for Beijing Global Education for years of 2010 to 2012 will be accepted by the PRC tax authorities in the future. See “Item 3.D. Key Information—Risk Factors—Risk Factors Relating to Doing Business in China—The increase in the PRC enterprise income tax and the discontinuation of any preferential tax treatments currently available to us could result in a decrease of our net income and materially and adversely affect our results of operations.”

•	Shanghai Global Career is subject to the standard 25% EIT rate.

•	Wuhu Zhongshi Consulting Co. Ltd., or Wuhu Study Abroad Consulting and Beijing Zhuo Er Ying Cai Culture Distribution Co., Ltd., or Global Zhuoer Publishing, is subject to the standard EIT rate of 25%.

•	Guangzhou School is subject to the standard 25% EIT rate.

•

Changsha School is subject to a standard EIT rate of 25%. Historically in 2008 and 2009, taxable income was calculated based on 10% of gross revenue. Starting from 2010, actual profits are used as the taxable income to calculate EIT

•

Suzhou Global is subject to a deemed profit rate of 20% on gross revenue and the standard EIT rate of 25% . Wuxi Global is subject to a deemed profit rate of 15% on gross revenue and the standard EIT rate of 25% on taxable income for.

•

Tianjin School has been subject to a deemed profit rate of 10% on gross revenue and the standard EIT rate of 25% since 2009. Shenzhen School was subject to a deemed profit rate of 10% on a cost-plus basis and the standard EIT rate of 25% on taxable income for 2009. Suzhou School and Shenzhen School is subject to the standard EIT rate of 25% based on their actual profits in 2010 and thereafter.

•

Shenyang School was newly acquired by us in 2010. It was subject to a deemed profit rate of 20% on gross revenue and the standard EIT rate of 25% in 2010 and is subject to a deemed profit rate of 15% on gross revenue and the standard EIT rate of 25% in 2011.

•	Our other subsidiaries and affiliated entities in China are subject to the standard EIT rate of 25%.

Withholding tax. As a holding company, substantially all of our income may be derived from dividends we receive from Beijing Global Education and Shanghai Global Elite. The New EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for EIT purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.

Business tax and value-added tax. Our PRC operations are subject to business tax and other sale related surcharges at the rate of 3.3% or 5.5% for educational programs and services, 5.5% for franchise fees and 5.5% for study abroad consulting services as permitted by the PRC tax laws. In accordance with the relevant tax laws in the PRC, value-added tax, or VAT, is levied on the invoiced value of sales of books and training materials and is payable by the purchaser. The VAT rate for sales of books and training materials is 17%. We are required to remit the VAT we collected to the tax authority, but may deduct the VAT we have paid on eligible purchases. To the extent that we paid more than collected, the difference represents the net VAT recoverable balance at the balance sheet date. As of December 31, 2008, 2009 and 2010, there was no such VAT recoverable balance in our consolidated financial statements.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, revenues and expenses and contingent assets and liabilities. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition and Deferred Revenue

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or service been performed, the price is fixed or determinable and collection is reasonably assured. Revenues presented in the consolidated statements of operations include revenues from educational programs and services, and franchise fees, study abroad consulting services and sales of books and course materials.

Educational programs and services. Educational programs and services consist of test preparation and language training courses. The course fee is generally paid in advance and is initially recorded as deferred revenue. Revenue for regular courses is recognized proportionately as the classes are attended, and is reported net of scholarships, business taxes and related surcharges, and course fee refunds. We recognize revenue in relation to unattended classes at the end of the course term. Students are entitled to one trial class of the purchased course and course fee is fully refundable if a student decides not to take the remaining course after the trial class. No refund will be provided to a student who withdraws from a course after the trial period, and revenue is recognized for the amount collected. Course fee refunds have been insignificant in 2008, 2009 and 2010.

In addition to regular courses, we also provide a package of regular courses to students, which consists of several regular courses that have individual fair value to the students. Pursuant to the applicable accounting guidance, we have accounted for these course packages as a multiple-element arrangement because each individual course qualifies as a single unit of accounting, and allocated the course fee from course package to each individual course in the package based on its relative fair value. We recognize revenue equal to the fair value allocated to individual course proportionately as the classes are attended.

Certain of our test preparation courses grant students a right to retake the courses at a substantial discount in the circumstances where the students fail to achieve certain score targets. The discount arrangement has a standalone value and qualifies as a separate unit of accounting under U.S. GAAP. Therefore, we have accounted for those test preparation courses as a multiple-element arrangement and allocated a portion of the initial course fee to the substantial discount based on a breakage rate. The breakage rate is determined based on our historical data. The amount allocated to the substantial discount is deferred and recognized as revenue upon the expiration of the retaking right, which is generally six months after the end of the initial course term.

We also sell pre-paid cards primarily to distributors. Pre-paid card sales represent prepaid service fees received from students for online courses. The prepaid service fee is recorded as deferred revenue upon receiving the upfront cash payment. Revenue is recognized over the period the online course is available to the student, which generally is from the enrolment date to the completion of the relevant professional examination date. At the expiration date of the pre-paid card, which is normally two years from the date of the sale of the pre-paid cards, we will recognize the remaining deferred revenue amount as revenue.

Franchise fees, study abroad consulting services and sales of books and course materials. We grant franchise schools the right to use our brand name to operate training centers by charging a fixed franchise fee over the licensed period. Prior to 2009, we entered into revenue-sharing arrangements with a small number of franchisees whereby the franchisee paid us a fixed proportion of course fees collected from students. We do not charge an initial franchise fee. In consideration of the fixed franchise fees, we provide various services to franchises, including teacher training and marketing and customer support services during the license period. Therefore, we recognize revenue either proportionately over the license period on a straight-line basis or upon the receipt of cash in circumstances where the collection of the franchise fee cannot be reasonably assured.

We provide study abroad consulting services to students. We charge each student a fee based on the scope of the consulting services as requested by the student and recognize revenue after the services have been rendered and such student has obtained the relevant entry visa. We also receive commissions from overseas universities and colleges for recommending students who are ultimately admitted. Such revenue is recognized when the overseas university or college confirms the enrolment of a student who meets all relevant admission requirements.

We sell books or course materials either through our own book stores and websites or through third party distributors. Revenue from sales made through our book stores and websites is recognized upon sales to customers. Revenue for sales made by distributors is recognized once the products are sold to the end customers.

Share-based Compensation

Share-based compensation for awards granted to employees is measured based on the fair value of the equity instrument at the grant date, and is recognized as expense over the employees’ requisite service period of the award on a straight-line basis. For awards with performance conditions, share-based compensation is recognized when it is probable that the performance targets become achievable.

Share-based compensation for awards granted to non-employees is measured at the earlier of the commitment date or the date the services are completed and is recognized as compensation expense over the period the service is provided. These awards are remeasured at each reporting date using their fair value at each period end, and the changes in fair values between the interim reporting dates are attributed consistent with the method used in recognizing the original compensation cost.

If the equity instrument is modified after the grant date, additional compensation expenses may be recognized, in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before the modification. The additional compensation expenses are recognized immediately on the date of the modification or over the remaining requisite service period, depending on the vesting status of the options.

We estimated the fair value of our share options at the respective grant dates or modification date using the Black-Scholes option pricing valuation model, or Black-Scholes model, with the assistance of an unrelated and independent valuation firm. Under this model, we made a number of assumptions regarding the fair value of the options, including:

•	the expected future volatility of our ordinary share price;

•	the risk-free interest rate;

•	the expected term of our share options;

•	the expected dividend yield; and

•	the estimated fair value of our ordinary shares at the grant date.

Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares based on the historical volatilities of eight comparable publicly traded companies engaged in similar lines of business over the periods equal to the expected term of our share options as of each of the respective grant dates. Had we used different estimates of volatility, the allocation between preferred and ordinary shares would have been different. The risk-free interest rate was based on the market yield of China international government bonds denominated in U.S. dollars with maturity terms equal to the expected term of the options. Due to insufficient historical information, giving consideration to the contractual terms of our share options, we adopted the simplified method for estimating the expected term to represent the period that our share options are expected to be outstanding. The dividend yield was estimated to be zero.

The estimated fair value of our ordinary shares as of the respective grant dates was determined based on valuations performed by our management with the assistance of American Appraisal. Specifically, the estimated per share fair value of our ordinary shares as of (i) July 1, 2009, (ii) January 1, 2010, (iii) February 1, 2010, (iv) March 1, 2010, (v) April 1, 2010, (vi) April 15, 2010, (vii) May 1, 2010, (viii) June 30, 2010 and (ix) September 1, 2010 was $1.53, $1.77, $1.79, $1.79, $1.80, $1.88, $1.98, $2.33 and $2.375 respectively. The number of options granted on July 1, 2009, January 1, 2010, February 1, 2010, March 1, 2010, April 1, 2010, April 15, 2010, May 1, 2010, June 30, 2010, September 1, 2010 and October 8, 2010 were 90,000, 2,100,396, 47,000, 128,000, 34,010, 70,000, 28,945, nil, 2,458,030 and 100,000, respectively, and their intrinsic value for the respective grant dates was nil, nil, nil, nil, nil, nil, nil, nil, RMB0.2 million ($24,880) and nil, respectively.

To the extent our capital structure was comprised of ordinary shares and preferred shares as of a grant date, we used the option-pricing method to allocate total equity value derived to different classes of shares, taking into account the guidance prescribed by the American Institute Certified Public Accountants (AICPA) Audit and Accounting Practice Aid on Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. This method treats the ordinary shares and preferred shares as call options on the enterprise’s value, with exercise price based on the liquidation preference and redemption amount of the preferred shares. The option pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management.

Valuation of equity on July 1, 2009. The fair value of our share options granted on July 1, 2009 was determined based on the fair value of our ordinary shares as of that day. The fair value of our ordinary shares was determined based on our best estimation regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects as of July 1, 2009. The fair value of our ordinary shares as of July 1, 2009 was estimated to be $1.53 per share.

Valuation of equity on January 1, 2010. The fair value of our ordinary shares as of January 1, 2010 was estimated to be $1.77 per share. The increase in our ordinary share value from $1.53 per share as of July 1, 2009 to $1.77 per share as of January 1, 2010 was primarily due to the fact that we completed the acquisition of 100% equity interest in our Shenyang franchise on January 1, 2010 and the expectation that we would successfully complete the acquisitions of our Hangzhou franchise and our Xi’an franchise in the first quarter of 2010. We anticipated that these acquisitions would increase our scale, geographic presence, expand our capabilities and continue to be a significant source of revenue growth. In view of the above, as of January 1, 2010, we adjusted upward our estimated net income and cash flow of future periods to account for the effect of these acquisitions.

Valuation of equity on February 1, 2010. The fair value of our ordinary shares as of February 1, 2010 was estimated to be $1.79 per share. The increase in our ordinary share value from $1.77 per share as of January 1, 2010 to $1.79 per share as of February 1, 2010 was primarily due to the fact that on February 1, 2010, we and SAIF entered into an agreement to modify the terms of the series A preferred shares pursuant to which the redemption price of the series A preferred shares was revised from 150% to 100% of its original issue price. As a result of the modification, a higher percentage of our equity value is allocated to our ordinary shares.

Valuation of equity on March 1, 2010. As we believe that there were no material changes in our operations between February 1, 2010 and March 1, 2010 that would materially impact the fair value of our total equity, we have determined that the fair value of our share options granted on March 1, 2010 was $1.79 per share, the same as it was as of February 1, 2010.

Valuation of equity on April 1, 2010, April 15, 2010, May 1, 2010 and June 30, 2010. The fair value of our ordinary shares as of April 1, 2010, April 15, 2010, and May 1, 2010 were estimated to be $1.80 per share, $1.88 per share, $1.98 per share, and $2.33 per share, respectively. Since the number of options awarded as of April 1, 2010, April 15, 2010, and May 1, 2010, were relatively insignificant and within a relatively short period of time, we determined the fair value of our ordinary shares on the assumption that the fair value of our ordinary shares increased linearly from $1.79 per share to $2.33 per share as of March 1, 2010 to June 30, 2010. The increase in our ordinary share fair value from $1.79 per share to $2.33 per share as of March 1, 2010 to June 30, 2010 was primarily due to:

•

We completed the acquisition of 100% equity interest in Kaiyu Foreign Languages Center and entered into a series of agreements to acquire 100% equity interest in our Dalian franchise. We anticipated that the acquisition would further increase our scale, geographic presence, expand our programs and service offerings and continue to be a significant source of revenue growth. In view of the above, as of June 30, 2010, we adjusted upward our estimated net income and cash flow of future periods to account for the effect of the acquisition.

•

We confidentially submitted our registration statement on Form F-1 to the SEC in April 2010. The proximity of this offering increases the liquidity of our shares and therefore lowers DLOM from 11% as of February 2010 to 8% as of June 2010.

•

With consideration of the continuous growth of our company size and proximity of this offering, we also lowered the discount rate used for valuation of our ordinary shares from 19.5% to 18.0% to reflect the decrease in market participants’ required rate of return for investing in our shares.

Valuation of equity on September 1, 2010. In the determination of the fair value of options granted on September 1, 2010, the fair value of the underlying ordinary shares was estimated to be $2.375, based on the estimated price range of this offering. The increase in fair value of our ordinary shares from $2.33 per ordinary share as of June 30, 2010 to $2.375 was primarily due to:

•	On August 3, 2010, we entered into a series of agreements to acquire 100% of the equity interest in our Wuhan franchise.

•	The proximity of the impending launch of this offering, which will provide us with additional capital, enhance our access to capital to grow our business and raise our profile;

•

We have further strengthened our financial reporting, accounting, and budgeting processes. In anticipation of this offering, we have strengthened our corporate governance by forming an audit committee, a compensation committee and a nominations committee and adopted a code of business conduct and ethics. We will also be required to comply with Section 404 of the Sarbanes-Oxley Act in 2011. As a result, we have implemented and will continue to implement, a number of internal control policies and measures; and

•	The initial public offering will create a public market for our ordinary shares, which will eliminate the discount previously applied for lack of marketability.

The following discussion sets forth the significant factors considered and key assumptions and methodologies used in valuations of our ordinary shares on July 1, 2009, January 1, 2010, February 1, 2010 and June 30, 2010.

Significant factors considered. Determining the fair value of our ordinary shares required us to make complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made. The significant factors considered include the following:

•	our financial and operating results;

•	the assumptions and basis of our financial projections;

•	the nature of our business since our inception;

•	the stage of development of our operations;

•	our business plan and risks;

•	the nature and prospects of the education industry in China;

•	the global economic outlook in general and the specific economic and competitive elements affecting our business, industry and market; and

•	the market-derived investment returns of entities engaged in the education businesses.

Methodologies and key assumptions. To determine the fair value of our ordinary shares as of July 1, 2009, January 1, 2010 and February 1, 2010, we used a combination of (i) the discounted cash flow, or DCF, method of the income approach and (ii) the market approach, and assigned equal weighting to these two approaches because we considered the results derived by these two approaches to be equally representative. From March 31, 2010 to June 30, 2010, the market capitalizations of eight selected comparable companies in the education business, on average, declined by 8%. The downward trend of market capitalization of comparable companies was partially attributable to market sentiment in the US capital markets. For example, the NYSE Composite Index decreased from 7,447.80 as of March 31, 2010 to 6,469.65 as of June 30, 2010. The NASDAQ Composite Index decreased from 2,397.96 as of March 31, 2010 to 2,109.24 as of June 30, 2010. On the other hand, during this period, we completed the acquisition of Kaiyu Foreign Languages Center and completed our first confidential submission of the F-1 registration statement in anticipation of an initial public offering in the United States. We believe that these milestone events will increase our future cash flow, increase the liquidity of our shares and reduce our cost of capital, resulting in an increase in the value of our ordinary shares as derived from discounted cash flow analysis. In view of the above, we believe that the market approach is not appropriate for determination of the fair value of our shares as of June 30, 2010 because the trend of market capitalization of comparable companies did not reflect the impact of these events on the fair value of our shares.

For the market approach, we considered the market profile and performance of eight guideline companies engaged in education industry and used such information to derive market multiples. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the education industry, the guideline companies were selected with consideration of the following factors : (i) the comparable companies should operate education businesses; (ii) the comparable companies should have a history of profitability for which the market approach could have indicated value; and (iii) the comparable companies should either have their principal operations in Asia Pacific, as we mainly operate in China, or are publicly listed comparable companies in the United States, as we plan to become a U.S. public company. We then calculated the following two multiples for the guideline companies, enterprise value to sales multiple and enterprise value to earnings before interest, tax, depreciation and amortization. Due to the different growth rates, profit margins and risk levels between us and the guideline companies, we made price multiple adjustments.

For the income approach, we utilized DCF analysis based on our projected cash flow from each measurement date through the subsequent five to six years. The projected cash flow and estimation include, among other things, analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair value of our ordinary shares are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates which had been determined to be 20%, 20%, 19.5% and 18% as of July 2009, January 2010, February 2010 and June 2010, respectively. The discount rates were based on estimated market required rates of return for investing in our company, which were derived by using the Capital Asset Pricing Model, a method that market participants commonly use to price securities. Under the Capital Asset Pricing Model, the discount rate was determined with consideration of: the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

Discount for lack of marketability, or DLOM, was also applied to reflect the fact that there is no readily public market for our shares as we are a closely held private company. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under the option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. Based on the analysis, DLOM of 12%, 12%, 11%, and 8% was used for valuation of our ordinary shares, as of July 2009, January 2010, February 2010 and June 2010, respectively.

In addition, we made other assumptions in assessing the fair value of our ordinary shares, including the following:

•	that no material changes will occur in the applicable future periods in the existing political, legal, fiscal or economic conditions and in the education industry in China;

•	that no material changes will occur in the current taxation law in China and the applicable tax rates will remain unchanged;

•	that exchange rates and interest rates in the applicable future periods will not differ materially from the current rates;

•	that our future growth will not be constrained by lack of funding;

•	that we have the ability to retain competent management and key personnel to support our ongoing operations; and

•	that industry trends and market conditions for the education and related industries will not deviate significantly from current forecasts.

Acquisition

We apply purchase method of accounting to account for our acquisitions. We determine the acquisition date based on the date at which all required licenses were transferred to us and we obtained control of the acquiree.

Purchase consideration generally consists of cash, contingent consideration, and equity securities. In estimating the fair value of equity compensation, we considered both income and market approach and selected the methodology that is most indicative of our fair value in an orderly transaction between market participants as of the measurement date. Under the market approach, we utilize publicly-traded comparable company information to determine the revenue and earnings multiples that are used to value our equity securities. Under the income approach, we determine the fair value of our equity securities based on estimated future cash flow discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk and the rate of return an outside investor would expect to earn. We base the cash flow projections on forecasted cash flows derived from the most recent annual financial forecast using a terminal value based on the perpetuity growth model.

The identifiable assets acquired and liabilities and contingent liabilities assumed in a business acquisition are measured initially at fair value at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill.

We are responsible for determining the fair value of the contingent consideration, equity issued, assets acquired, liabilities assumed and intangibles identified as of acquisition date. We will recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period shall not exceed one year from the acquisition date.

We have collected service fees from certain of our pending acquirees. We will account for the service fees as a deduction from the purchase price upon consummation of the acquisitions.

Goodwill

Goodwill represents the amount by which the cost of acquired net assets in a business acquisition exceeds the fair value of net identifiable assets on the date of purchase. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to reporting units that are expected to benefit from the business combination in which the goodwill arose for the purpose of impairment testing. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recorded to the extent that the carrying value of goodwill exceeds its fair value. We have determined that the reporting units for testing goodwill impairment are the operating segments that constitute a business for which discrete financial information is available and for which management regularly reviews the operating results.

We estimate the fair value of our reporting units using discounted cash flow valuation models. There are inherent limitations in any estimation technique and a minor change in the assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of our consolidated assets, shareholder’s equity and net income or loss.

We perform impairment test on November 30 of each year or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. No impairment loss was recognized for all periods presented.

Intangible Assets

Intangible assets that are acquired in business acquisitions are recognized apart from goodwill if the intangible assets arise from contractual or other legal rights, or are separately identifiable if the intangible assets do not arise from contractual or other legal rights.

The costs of determinable-lived intangible assets are amortized to expense over their estimated life and stated at cost (fair value at acquisition) less accumulated amortization. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually on November 30 of each year, or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. We reassess indefinite-lived intangible assets at each reporting period to determine whether events or circumstances continue to support an indefinite useful life.

Impairment of Long-lived Assets and Intangible Assets

The carrying amounts of long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment of long-lived assets and intangible assets was recognized for any of the periods presented.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations along with each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2008		2009		2010
	(In thousands, except for percentages)
	RMB	% of net revenues	RMB	% of net revenues	RMB	USD	% of net revenues
Net revenues:

Educational programs and services	148,361	90.7%	229,491	93.2%	321,848	48,765	93.1%
Franchise fees, study abroad consulting services and sales of books and course materials	15,278	9.3%	16,739	6.8%	23,727	3,595	6.9%

Total net revenues	163,639	100%	246,230	100%	345,575	52,360	100%

Operating costs and expenses:

Cost of revenues	(65,159)	39.8%	(101,976)	41.4%	(152,612)	(23,123)	44.2%

Selling and marketing expenses	(34,020)	20.8%	(64,590)	26.2%	(92,204)	(13,970)	26.7%

General and administrative expenses	(21,166)	12.9%	(28,968)	11.8%	(40,431)	(6,126)	11.7%

Total operating costs and expenses	(120,345)	73.5%	(195,534)	79.4%	(285,247)	(43,219)	82.5%

Operating income	43,294	26.5%	50,696	20.6%	60,328	9,141	17.5%

Interest income	2,358	1.4%	5,510	2.2%	7,507	1,137	2.2%

Investment income	3,876	2.4%	3,833	1.6%	—	—	—

Foreign exchange losses, net	(4,472)	2.7%	(119)	0.0%	(64)	(10)	0.0%

Other income/(expenses), net	396	0.2%	461	0.1%	561	85	0.2%
Fair value change in contingent consideration payable	—	—	—	—	(3,887)	(589)	1.1%

Income before income taxes	45,452	27.8%	60,381	24.5%	64,445	9,764	18.6%

Income tax expense	(3,851)	2.4%	(4,778)	1.9%	(7,801)	(1,182)	2.3%

Net income	41,601	25.4%	55,603	22.6%	56,644	8,582	16.4%

Non-controlling interest	60	0.1%	—	—	—	—	—

Net income attributable to Global Education & Technology Group Limited	41,661	25.5%	55,603	22.6%	56,644	8,582	16.4%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues

Our net revenues increased by RMB99.4 million, or 40.4%, to RMB345.6 million ($52.4 million) in 2010 from RMB246.2 million in 2009, driven primarily by an increase in net revenues from our educational programs and services.

Educational programs and services. Our net revenues from educational programs and services increased by RMB92.3 million, or 40.2%, to RMB321.8 million ($48.8 million) in 2010 from RMB229.5 million in 2009, driven primarily by an increase in test preparation student enrollments. Our total student enrollments increased to 770,669 in 2010 from 640,243 in 2009. Our net revenues from courses at our directly operated learning centers increased to RMB277.8 million ($42.1 million) in 2010 from RMB198.3 million in 2009 as our network of directly operated learning centers grew to 82 as of December 31, 2010 from 47 as of December 31, 2009. Net revenues from cities where we already had directly operated learning centers as of December 31, 2009 increased by RMB53.8 million from 2009 to 2010, while cities in which we first established directly operated learning centers since January 1, 2010 contributed RMB25.8 million ($3.9 million) in net revenues in 2010. Our net revenues from online courses increased to RMB44.1 million ($6.7 million) in 2010 from RMB31.2 million in 2009, primarily driven by an increase in the number of student enrollments in our online courses as we increased the number of online courses we offered to 460 as of December 31, 2010 from 418 as of December 31, 2009, primarily relating to our professional certification test preparation courses.

Franchise fees, study abroad consulting services and sales of books and course materials. Our net revenues from franchise fees, study abroad consulting services and sales of books and course materials increased by RMB7.0 million, or 41.9%, to RMB23.7 million ($3.6 million) in 2010 from RMB16.7 million in 2009, primarily due to an increase in net revenues from study abroad consulting services to RMB12.8 million ($1.9 million) from RMB6.4 million in 2009 and an increase in franchise fees to RMB7.6 million ($1.2 million) from RMB5.7 million in 2009.

Operating Costs and Expenses

Our total operating costs and expenses increased by RMB89.7 million, or 45.9%, to RMB285.2 million ($43.2 million) in 2010 from RMB195.5 million in 2009, primarily due to increased costs and expenses related to the expansion of our network of directly operated learning centers and increased selling and marketing efforts, especially in relation to our educational programs and services as we expanded our learning center network and online course offerings.

Cost of revenues. Our cost of revenues increased by RMB50.6 million, or 49.6%, to RMB152.6 million ($23.1 million) in 2010 from RMB102.0 million in 2009, primarily due to larger teaching faculty and increased rental expenses related to the expansion of the Company’s network of directly operated learning centers, and costs associated with summer camp programs. Our salaries and benefits of teaching faculty increased to RMB86.4 million ($13.1 million) in 2010 from RMB58.5 million in 2009, primarily due to the increase in the number of our teaching faculty. Our costs associated with summer camp programs increased to RMB12.7 million ($1.9 million) in 2010 from RMB3.3 million in 2009. Our rent payments increased to RMB30.6 million ($4.6 million) in 2010 from RMB22.3 million in 2009, primarily due to the increase in the number of our directly operated learning centers.

Selling and marketing expenses. Our selling and marketing expenses increased by RMB27.6 million, or 42.7%, to RMB92.2 million ($14.0 million) in 2010 from RMB64.6 million in 2009, primarily due to increased expenses relating to salaries and benefits of sales and marketing personnel (including our share-based compensation expenses), commissions to sales agents, and related rental expenses. Our salary and benefits expenses attributable to selling and marketing expenses increased by RMB12.6 million ($1.9 million) to RMB33.1 million ($5.0 million) in 2010 from RMB20.5 million in 2009 as we increased our sales and marketing personnel. The commissions to sales agent increased to RMB18.1 million ($2.7 million) in 2010 from RMB9.0 million in 2009 as we used more sales agents and increased spending on promotional activities in 2010.

General and administrative expenses. Our general and administrative expenses increased by RMB11.4 million, or 39.3%, to RMB40.4 million ($6.1 million) in 2010 from RMB29.0 million in 2009, primarily due to increased expenses relating to salaries and benefits of administrative and management personnel, including our share-based compensation expenses, as our learning center network and overall operations grew.

Interest Income and Investment Income

Our interest income increased by RMB2.0 million, or 36.4%, to RMB7.5 million ($1.1 million) in 2010 from RMB5.5 million in 2009, primarily due to a significant increase in cash and cash equivalents and term deposits related to cash generated from our operations and the proceeds from our initial public offering in October 2010 and our shifting of funds from short-term investments to demand deposits and term deposits to provide guaranteed returns and greater flexibility in using our funds. For the same reason, our investment income, which comprised returns on our short-term investments, decreased to nil in 2010 from RMB3.8 million in 2009.

Fair Value Change in Consideration Payable

We recorded a charge of RMB3.9 million ($0.6 million) in 2010 due to the change in fair value of contingent consideration payable for our acquisition of our Shenyang franchise. Our ordinary shares issued to the seller as part of the consideration for this acquisition are being held in an escrow account, and are proportionately refundable to us in the event our Shenyang franchise fails to achieve its pre-determined profit performance targets for the applicable earn-out period. Therefore, the shares are considered as contingent consideration and recognized as a liability with the change in fair value to be recorded in our earnings until settlement.

Income Tax Expense

Our income tax expense increased to RMB7.8 million ($1.2 million) in 2010 from RMB4.8 million in 2009, representing an effective tax rate of 12.1% in 2010 as compared to an effective tax rate of 7.9% in 2009. The increase in the effective tax rate is primarily due to the expiration of tax-exempt status for Beijing Global Education which started to be subject to 7.5% income tax rate in 2010 for the period from 2010 to 2012.

Net Income Attributable to Global Education & Technology Group Limited

As a result of the above factors, net income attributable to Global Education & Technology Group Limited increased by RMB1.0 million, or 1.8%, to RMB56.6 million ($8.6 million) in 2010 from RMB55.6 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues

Our net revenues increased by RMB82.6 million, or 50.5%, to RMB246.2 million in 2009 from RMB163.6 million in 2008, driven primarily by an increase in net revenues from our educational programs and services.

Educational programs and services. Our net revenues from educational programs and services increased by RMB81.1 million, or 54.6%, to RMB229.5 million in 2009 from RMB148.4 million in 2008, driven primarily by an increase in student enrollments both at our directly operated learning centers and for our online courses. Our net revenues from courses at our directly operated learning centers increased to RMB198.3 million in 2009 from RMB129.9 million in 2008 as our network of directly operated learning centers grew to 47 as of December 31, 2009 from 30 as of December 31, 2008, contributing to increased student enrollments. Net revenues from cities where we already had directly operated learning centers at the end of 2008 increased by RMB61.1 million from 2008 to 2009, while cities in which we first established directly operated learning centers during 2009 contributed RMB7.3 million in net revenues. Our net revenues from online courses increased to RMB31.2 million in 2009 from RMB18.5 million in 2008, primarily driven by an increase in the number of student enrollments in our online courses as we increased the number of online courses we offered to 418 as of December 31, 2009 from 317 as of December 31, 2008, primarily relating to our professional certification test preparation courses.

Franchise fees, study abroad consulting services and sales of books and course materials. Our net revenues from franchise fees, study abroad consulting services and sales of books and course materials increased by RMB1.4 million, or 9.2%, to RMB16.7 million in 2009 from RMB15.3 million in 2008, primarily due to an increase in sales of books and course materials.

Operating Costs and Expenses

Our total operating costs and expenses increased by RMB75.2 million, or 62.5%, to RMB195.5 million in 2009 from RMB120.3 million in 2008, primarily due to increased costs and expenses related to the expansion of our network of directly operated learning centers and increased selling and marketing efforts, especially in relation to our educational programs as we expanded our learning center network and online course offerings.

Cost of revenues. Our cost of revenues increased by RMB36.8 million, or 56.4%, to RMB102.0 million in 2009 from RMB65.2 million in 2008, primarily due to an increase in salaries and benefits and rent payments. Our salary and benefits costs attributable to cost of revenues increased to RMB58.5 million in 2009 from RMB38.4 million in 2008 as the number of teachers at our directly operated learning centers increased to 493 as of December 31, 2009 from 303 as of December 31, 2008. Our rent payments increased to RMB22.5 million in 2009 from RMB11.2 million in 2008, primarily due to the increase in the number of our directly operated learning centers.

Selling and marketing expenses. Our selling and marketing expenses increased by RMB30.6 million, or 90.0%, to RMB64.6 million in 2009 from RMB34.0 million in 2008, primarily due to increased expenses relating to advertising and promotional activities, salaries and benefits of our sales and marketing personnel and commissions to sales agents, principally including websites which refer students to us. We increased our sales and marketing staff and increased our spending on advertising and promotional activities significantly in 2009, including our brand-building efforts that include print media, outdoor and online advertising and other marketing efforts in relation to our expanded course and service offerings. These increases were also driven partly by our strategy to localize our marketing efforts to more adequately respond to local market demands.

General and administrative expenses. Our general and administrative expenses increased by RMB7.8 million, or 36.8%, to RMB29.0 million in 2009 from RMB21.2 million in 2008, primarily due to an increase in our salary and benefits relating to our administrative and management functions as our learning center network and overall operations grew.

Interest Income and Investment Income

Our interest income increased by RMB3.1 million, or 129.2%, to RMB5.5 million in 2009 from RMB2.4 million in 2008 primarily due to a significant increase in our demand deposits and term deposits as we shifted funds from short-term investments to demand deposits and term deposits to provide guaranteed returns and greater flexibility in using the funds. For the same reason, our investment income, which comprised returns on our short-term investments, decreased slightly to RMB3.8 million in 2009 from RMB3.9 million in 2008.

Foreign Exchange Losses, Net

Our net foreign exchange losses, which reflected the effect of changes to the value in Renminbi terms of the portion of our assets denominated in U.S. dollars, decreased to RMB0.1 million in 2009 from RMB4.5 million in 2008 as the Renminbi-U.S. dollar exchange rate remained steady in 2009 after experiencing modest Renminbi appreciation in 2008.

Income Tax Expense

Our income tax expense increased slightly to RMB4.8 million in 2009 from RMB3.9 million in 2008 due to an increase in the taxable income of our schools in China.

Net Income Attributable to Global Education & Technology Group Limited

As a result of the above factors, net income attributable to Global Education & Technology Group Limited increased by RMB13.9 million, or 33.3%, to RMB55.6 million in 2009 from RMB41.7 million in 2008.

B. Liquidity and capital resources

Historically, we have financed our operations primarily through cash provided by operating activities and the issuance and sale of preferred shares. In October 2010, we completed our initial public offering, raising cash proceeds of RMB 460.5 million (net of underwriter discount and issuance costs paid). Our current cash and cash equivalents primarily consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China and the United States. Our anticipated short-term and long-term liquidity requirements primarily include working capital to fund our ongoing operations, capital expenditures to establish new learning centers and funds to acquire certain successful franchises and other education service providers. We expect our liquidity requirements for establishing new learning centers and acquiring our franchises and other education service providers to be between RMB20 million to RMB35 million in 2011. We plan to fund our future liquidity requirements from cash provided by operating activities and from the net proceeds we received from our initial public offering. We currently anticipate that we will be able to meet our needs to fund our operations beyond the next twelve months with operating cash flow and existing cash balances.

We rely on dividends paid by our PRC subsidiaries, Beijing Global Education and Shanghai Global Elite and their subsidiaries, for the cash needs of Global Education & Technology Limited, including the funds necessary to pay any dividends and other cash distributions to our shareholders. The payment of dividends by entities established in China is subject to limitations. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. See “Item 3.D. Key Information—Risk Factors—Risk Factors Relating to Our Corporate Structure and Regulation of Our Industry—Because we rely principally on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.”

We adopted a share repurchase program which became effective on May 26, 2011. According to the approved program, we are authorized to repurchase, in one or more transactions, up to $10 million worth of our issued and outstanding ADSs traded on the Nasdaq Global Select Market. The repurchases will be made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan, which allows us to repurchase our ADSs during periods in which we may be in possession of material non-public information, or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. We expect to implement this share repurchase program for a period of six months starting from the effective date. We do not expect any share repurchases carried out under the share repurchase program to have a material impact on our liquidity or capital resources.

The following table summarizes our cash flows for the fiscal years ended December 31, 2008, 2009 and 2010:

	For the Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD
Net cash provided by operating activities	70,180	84,154	100,200	15,182
Net cash (used in)/provided by investing activities	(72,344)	(80,633)	239,315	36,260
Net cash provided by financing activities	33,531	—	367,047	55,613
Net increase in cash and cash equivalents	31,367	3,521	706,562	107,055
Effect of exchange rate changes on cash and cash equivalents	(4,578)	(120)	(2,750)	(417)
Cash and cash equivalents at the beginning of the year	73,587	100,376	103,777	15,724
Cash and cash equivalents at the end of the year	100,376	103,777	807,589	122,362

Operating Activities

Net cash provided by operating activities of RMB100.2 million ($15.2 million) in 2010 was principally attributable to our net income of RMB56.6 million ($8.6 million) and an increase in deferred revenue of RMB19.8 million ($3 million) due to increased course fees received, and certain non-cash expenses, including RMB8.7 million ($1.3 million) in depreciation and amortization and RMB8.2 million ($1.2 million) in share-based compensation expenses.

Net cash provided by operating activities of RMB84.2 million in 2009 was principally attributable to our net income of RMB55.6 million, an increase in deferred revenue of RMB16.5 million due to increased course fees received, and an increase in accrued expenses and other current liabilities of RMB12.3 million, principally including salary and social welfare benefits payable related to increased headcount.

Net cash provided by operating activities of RMB70.2 million in 2008 was principally attributable to our net income of RMB41.6 million and an increase in deferred revenue of RMB13.7 million due to increased course fees received.

Investing Activities

Net cash provided by investing activities of RMB239.3 million ($36.3 million) in 2010 principally related to the maturities of term deposits in the amount of RMB241.5 million ($36.6 million) and the increase in the registered capital of Shanghai Global Career by us through our co-founders in the amount of RMB10.0 million ($1.5 million), partially offset by placement of term deposits of RMB5.3 million ($0.8 million) and purchases of property and equipment of RMB7.9 million ($1.2 million).

Net cash used in investing activities of RMB80.6 million in 2009 principally related to placement of term deposits in the amount of RMB241.5 million, purchases of property and equipment of RMB36.4 million principally relating to the purchase of classroom space and related equipment in Shanghai for our newly opened directly operated Shanghai learning centers, net effect of cash payments to our co-founders for injection into Shanghai Global Career as registered capital of RMB8.0 million and cash payment for acquisition of franchises of RMB4.1 million, partially offset by proceeds from short-term investments and maturities of term deposits of RMB182.0 million and RMB24.5 million, respectively.

Net cash used in investing activities of RMB72.3 million in 2008 principally related to purchases of short-term investments of RMB323.6 million, placement of term deposits of RMB24.5 million and purchase of property and equipment of RMB4.6 million, partially offset by proceeds from short-term investments of RMB198.4 million, maturities of term deposits of RMB74.0 million and net effect of cash injections of RMB10.6 million by us through our co-founders as registered capital in Shanghai Global Career.

Financing Activities

Net cash provided by financing activities of RMB367.0 million ($55.6 million) in 2010 principally related to a RMB460.5 million ($69.8 million) in cash proceeds from our initial public offering million (net of underwriter discount and issuance costs paid), partially offset by RMB93.0 million ($14.1 million) payment of dividends in April and September 2010.

Our financing activities in 2008 primarily consisted of RMB34.1 million in proceeds from exercise of a warrant to purchase ordinary shares by SAIF in 2008. We had no financing activities in 2009.

Capital Expenditures

We incurred capital expenditures of RMB4.6 million, RMB36.4 million and RMB7.9 million ($1.2 million) in 2008, 2009 and 2010, respectively. Our capital expenditures primarily relate to acquisitions of property for our headquarters and certain schools and learning centers and costs for renovating and purchasing equipment for our headquarters, schools and learning centers. Our relatively high capital expenditures in 2009 principally related to purchase of classroom space and related equipment in Shanghai for our newly opened directly operated Shanghai learning centers.

C. Research and Development, Patents and Licenses, Etc.

Research and development does not constitute a material part of our business and we do not incur any material expenses related to research and development.

D. Trend Information

We expect our operating margin to decrease in 2011 from 2010 primarily due to a combined increase in cost of revenues, sales and marketing expenses, and general and administrative expenses partially due to investment in the new areas of Kid Science and after school tutoring. Other than the above, we are not aware of any trends, uncertainties, demands, commitments or events in the current financial year that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not currently have, and do not expect in the future to have, any off-balance sheet arrangements or commitments. In our ongoing business, we do not plan to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Operating lease obligations (1)	91,656	38,790	48,900	3,875	—
Cash consideration obligations from acquisitions (2)	7,512	3,256	4,256	—	—
Total	99,168	42,046	53,156	3,875	—

(1)	Our operating lease obligations relate to our rented office space and classrooms.
(2)	Our cash consideration obligations relate to our pending acquisitions.

As of December 31, 2010, our cash consideration obligations related to our consummated and pending acquisitions of franchises were RMB7.5 million ($1.1 million). In addition, as of December 31, 2010, we had contractual commitments to issue up to 1,376,447 ordinary shares upon the consummation of our acquisition of our Dalian franchise and Wuhan franchise.

We have contractual commitments to our franchisees to provide ongoing support services, including operational guidance and training programs.

G. Safe harbor

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. See “Introduction—Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, 100081, People’s Republic of China.

Name	Age	Position
Xiaodong Zhang	42	Chairman of the Board
Yongqi Zhang	43	Director and Chief Executive Officer
Andrew Y. Yan	52	Director
Gary Xinzhong Xu	46	Director
Shaochun Xu	48	Director
Hannah Lee	37	Vice President and Chief Financial Officer
Yinxia Wu	38	Vice President
Guiye Yi	35	Vice President
Xiaofei Zhang	33	Vice President
Jie Zhou	30	General Manager of Operation and Management Center

Xiaodong Zhang is one of our co-founders and chairman of our board of directors. Ms. Zhang has over a decade of experience in China’s private education industry. Prior to founding our business, Ms. Zhang was a sales manager of China World Hotel from 1989 to 2000. Ms. Zhang has won a number of awards for entrepreneurship, including a Silver Award in the 2009 Beijing Outstanding Young Entrepreneur selection held by the Beijing municipal government. Ms. Zhang received her associate’s degree in English for Tourism in 1989 from Beijing Tourism College and bachelor’s degree in Economic Management in 1991 from Beijing Economics & Management Institute. Ms. Zhang is the spouse of Mr. Yongqi Zhang.

Yongqi Zhang is one of our co-founders, our director and chief executive officer. Mr. Zhang has over a decade of experience in China’s private education industry. Prior to founding our business, Mr. Zhang was the general manager of Beijing Jinwanxian Co. Ltd. and its Shenzhen affiliate. Mr. Zhang is the author of the book “Education Has No Boundaries” and serves as a director of the Chinese Association for Non-Government Education and a member of the Franchise Committee of the China Chain Store & Franchise Association. Mr. Zhang received his bachelor’s degree in Computer Application and Management from Changsha University in 1988.

Andrew Y. Yan has served as our director since March 2007. He is the managing partner of SAIF Partners III and SB Asia Investment Fund II L.P. and the executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership from 1994-2001. Mr. Yan has also worked as research fellow at the Hudson Institute in Washington D.C., Sprint International, the World Bank and the Economic Restructuring Commission of the State Council of the PRC. Mr. Yan was elected as “Venture Capitalist of the Year” in 2004 by the China Venture Capital Association. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was named the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. He is currently an independent non-executive director of China Resources Land Ltd. and Fosun International Ltd., non-executive Director of Digital China Holdings Ltd. and MOBI Development Co., Ltd., and director of Acorn International, Inc., ATA Inc., Giant Interactive Group Inc. and Eternal Asia Supply Chain Co., Ltd. (all eight companies are publicly listed on the Hong Kong Stock Exchange, NYSE, Nasdaq or in China). Mr. Yan received a Master of Arts degree from Princeton University and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

Gary Xinzhong Xu has served as our director since October 2010. Mr. Xu is currently Professor of Finance as well as Associate Dean and Chairman of the Academic Committee at the School of Management of Peking University. He is also currently the Associate Editor of the Journal of Corporate Finance, and editorial board member of the British Accounting Review and the Journal of Chinese Economic and Business Studies. He currently serves as an independent director on the board of directors of Irico Group Electronics Company Limited, which is listed on the Hong Kong Stock Exchange. He also serves on the boards of two private companies in China. Mr. Xu received a bachelor’s degree in geophysics from Peking University, a MBA from Aston University, and a PhD in finance from Lancaster University.

Shaochun Xu has served as our director since October 2010. Mr. Xu is currently the chairman of the board of directors and the chief executive officer of Kingdee International Software Group Company Ltd., which he founded in 1993. He is also currently a member of the 9th central committee of the China National Democratic Construction Association, a member of the council of China Siyuan Poverty Alleviation Foundation, deputy director of the China Software Industry Association and a member of the Accounting Information Technology Committee of the Ministry of Finance. Mr. Xu received a bachelor’s degree in computer science from Southeast University, a Master of Accounting degree from the Institute of the Ministry of Finance and an Executive MBA from the China Europe International Business School.

Hannah Lee has served as our chief financial officer since November 2009. Prior to joining us, she was vice president and chief financial officer of United Information Technology Limited, a leading provider of networked storage products and services in China, from March 2008 to October 2009. From January 2004 to February 2008, she was chief financial officer and vice president, and later senior vice president, of The9 Limited, a Nasdaq-listed company. From January 2003 to January 2004, she was a manager of audit and risk advisory services in KPMG, Shanghai. From 1998 to 2002, Ms. Lee worked at PricewaterhouseCoopers Canada, including as a manager of audit and business assurance services. Ms. Lee is a member of the Institute of Chartered Accountants in Canada and a CPA in Illinois, USA. Ms. Lee received her bachelor’s degree with honors from the University of British Columbia, Canada.

Yinxia Wu joined us in 2001 and became our vice president in May 2010. Prior to her current position, she served us in several roles, including as the principal of our Beijing school. Prior to joining us, she was a sales manager in Dalian Lida Real Estate Development Co., Ltd. from 1995 to 2000. From 1994 to 1995, she was a teacher in Heilongjiang Provincial Wuchang Municipal Dujia High School. Ms. Wu received her master’s degree in business management from Beijing Jiaotong University in September 2004.

Guiye Yi has served as our vice president since May 2010. Prior to joining us, he was the department director at CIeNET Technologies from 2002 to 2010. From 2000 to 2002, he was an engineer at Bell Labs of Lucent Technologies. Mr. Yi received his master’s degree in 2000 and bachelor’s degree in 1997, both in electrical engineering from Tsinghua University.

Xiaofei Zhang has served as our vice president since June 2011. Prior to that position, she was our general manager of operation and management center from August 2006 to May 2011, the director of teaching for our Global test preparation schools from 2002 to 2005 and a teaching assistant at our Global test preparation schools from 2000 to 2001. Ms. Zhang received her master’s degree in education from University of Warwick, United Kingdom, in 2006. She also received her master’s degree in communication studies from Peking University in 2005 and her bachelor’s degree in English language from Beijing Normal University in 2000. Ms. Zhang is the spouse of Mr. Guiye Yi.

Jie Zhou has served as our general manager of operation and management center since June 2011. Prior to that position, he was our vice general manager of operation and management center from June 2008 to May 2011, and the vice principal of our Guangzhou school from 2006 to 2008. He worked in the information technology department of our Beijing school from 2003 to 2006. Mr. Zhou received his bachelor’s degree in electronic and information engineering with China University of Geosciences in 2003.

B. Compensation

For the fiscal year ended December 31, 2010, we and our subsidiaries paid aggregate cash compensation of approximately RMB5.5 million ($0.8 million) to our directors and executive officers as a group. We do not pay or set aside any amounts pursuant to a bonus plan or for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2008 Plan, in April 2008. In September 2010 we adopted our 2010 Performance Incentive Plan, or the 2010 Plan, which took effect upon the completion of our initial public offering. Our incentive plans are intended to promote our success and to increase shareholder value by providing additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. As of June 17, 2011, we have granted options for the purchase of a total of 6,014,693 ordinary shares that are outstanding, and authorized the issuance of a total of 30,502 restricted shares, under the 2008 Plan. In addition, as of June 17, 2011, there are outstanding options to purchase 746,914 of our ordinary shares granted outside our option plans. The authority to grant additional awards under the 2008 Plan terminated upon the completion of our initial public offering. However, such termination does not affect the terms or validity of any awards then outstanding under the 2008 Plan, and the 2008 Plan will continue for all purposes necessary or advisable in the administration, adjustment, settlement, termination or amendment of such outstanding awards. Subject to amendment of the 2010 Plan, the maximum number of ordinary shares that may be issued pursuant to the 2010 Plan is 2,746,643 ordinary shares, plus the number of shares subject to outstanding share options granted under the 2008 Plan as of the date of completion of our initial public offering (which number was 6,328,318) that expire, or for any reason are cancelled or terminated.

Our board of directors may amend, suspend, or terminate our incentive plans and any awards granted under our incentive plans at any time, provided, however, that the board of directors must obtain the consent of the relevant participants under our incentive plans if such amendment, suspension or termination would adversely affect their rights under any award granted prior to that date. Without further action by our board of directors, the 2008 Plan will terminate in April 2018 and the 2010 Plan will terminate in September 2020.

Our options issued under our incentive plans generally vest over a period of four years, with 25% vesting on the first anniversary of the vesting commencement date designated in the agreements granting such options and the remaining 75% vesting in 36 substantially equal monthly installments over the subsequent three years. As of June 17, 2011, we have outstanding legally vested options to purchase a total of 2,944,775 ordinary shares.

Options granted under our incentive plans do not vest unless the grantee remains under our employment or in service with us on the given vesting date. If the grantee’s employment by or service with us is terminated for cause, all such grantee’s options under our incentive plans, vested and unvested, immediately terminate and become unexercisable. On the other hand, if the grantee’s employment by or service with us is terminated for any reason other than for cause, all such grantee’s vested options terminate and become unexercisable ninety days following the grantee’s last day of employment by or service with us. In circumstances where there is a death or total disability of the grantee, all such grantee’s vested options terminate and become unexercisable twelve months following the grantee’s last day of employment by or service with us.

Subject to limited exceptions, options awarded under our incentive plans may not be transferred or sold by the grantee.

As of the date of this annual report, we have granted options to purchase a total of 2,955,185 ordinary shares to our current directors and executive officers.

The following table summarizes, the options granted under the plan to our executive officers and directors that are outstanding as of the date of this annual report.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Xiaodong Zhang	400,000	2.40	September 1, 2010	August 31, 2020
Yongqi Zhang	400,000	2.40	September 1, 2010	August 31, 2020
Andrew Y. Yan	400,000	2.40	September 1, 2010	August 31, 2020
Gary Xinzhong Xu	50,000	2.63	October 8, 2010	October 7, 2020
Shaochun Xu	50,000	2.63	October 8, 2010	October 7, 2020
Hannah Lee	810,546	1.80	January 1, 2010	December 31, 2019
	42,530	1.80	September 1, 2010	December 31, 2019
	200,000	2.40	September 1, 2010	August 31, 2020
Guiye Yi	70,000	1.80	April 15, 2010	April 14, 2020
	20,000	2.40	September 1, 2010	August 31, 2020
Yinxia Wu	81,055	1.20	January 1, 2007	December 31, 2016
	40,000	1.80	January 1, 2010	December 31, 2019
	28,945	2.00	May 5, 2010	May 4, 2020
	50,000	2.40	September 1, 2010	August 31, 2020
Xiaofei Zhang	74,691	1.13	November 14, 2006	November 13, 2016
	87,418	1.20	January 1, 2007	December 31, 2016
	30,000	1.80	January 1, 2010	December 31, 2019
	40,000	2.40	September 1, 2010	August 31, 2020
Jie Zhou	30,000	1.20	January 1, 2007	December 31, 2016
	20,000	1.80	January 1, 2010	December 31, 2019
	30,000	2.40	September 1, 2010	August 31, 2020

C. Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly and in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our second amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our second amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

We have a board of five directors divided into class A, class B and class C directors. Initially, the class A directors will be Mr. Yongqi Zhang and Mr. Gary Xinzhong Xu, the class B directors will be Ms. Xiaodong Zhang and Mr. Shaochun Xu, and the class C director will be Mr. Andrew Y. Yan. Each class of directors will stand for election every year at our annual general meeting of shareholders on a rotating basis. Class A directors will stand for election at our 2011 annual general meeting. Our chief executive officer, which currently is Mr. Yongqi Zhang, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominations committee.

Audit Committee

Our audit committee consists of Mr. Gary Xinzhong Xu, Mr. Shaochun Xu and Mr. Yongqi Zhang. Mr. Gary Xinzhong Xu will be the chairman of our audit committee. Our board of directors has determined that Mr. Gary Xinzhong Xu and Mr. Shaochun Xu satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules and Rule10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Gary Xinzhong Xu meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Although the Sarbanes-Oxley Act of 2002 and the Nasdaq Stock Market Rules generally require all members of the audit committee of a listed company to be “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act, a “phase-in” period permitted by such rules allows our audit committee to include one member who is not an independent director until one year following the effective date of our F-1 registration statement (File No. 333-169475).

Our audit committee is responsible for, among other things:

•	appointing the independent auditor;

•	pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;

•	reviewing and approving all related party transactions;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditor major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management relating to significant financial reporting issues and judgments (including all critical accounting policies and practices used by us);

•	reviewing with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor; and

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee

Our compensation committee consists of Mr. Shaochun Xu, Mr. Gary Xinzhong Xu, Mr. Andrew Y. Yan and Ms. Xiaodong Zhang. Mr. Shaochun Xu will be the chairman of our compensation committee. Although Nasdaq Stock Market Rules generally require all members of the compensation committee of a listed company to be “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2), Nasdaq Stock Market Rule 5615(a)(3) permits a foreign private issuer like us to follow “home country practices” in relation to the composition of its compensation committee. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which do not require that any of the members of a company’s compensation committee be independent directors.

Our compensation committee is responsible for, among other things:

•	reviewing and approving our overall compensation policies;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our chief executive officer’s performance in light of those goals and objectives, reporting the results of such evaluation to the board of directors and determining our chief executive officer’s compensation level based on this evaluation;

•	determining the compensation level of our other executive officers;

•	making recommendations to the board of directors with respect to our incentive-compensation plan and equity-based compensation plans;

•	administering our equity-based compensation plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominations Committee

Our nominations committee consists of Mr. Yongqi Zhang, Mr. Gary Xinzhong Xu and Mr. Andrew Y. Yan. Mr. Yongqi Zhang will be the chairman of the nominations committee. Although Nasdaq Stock Market Rules generally require all members of the nominations committee of a listed company to be “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2), Nasdaq Stock Market Rule 5615(a)(3) permits a foreign private issuer like us to follow “home country practices” in relation to the composition of its nominations committee. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which do not require that any of the members of a company’s nominations committee be independent directors.

Our nominations committee is responsible for, among other things:

•	seeking and evaluating qualified individuals to become new directors as needed;

•	reviewing and making recommendations to the board of directors regarding the independence and suitability of each board member for continued service; and

•	evaluating the nature, structure and composition of other board committees.

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers, employees and advisors. We have made our code of conduct publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our second amended and restated memorandum and articles of association.

D. Employees

We had 652, 998 and 1,369 employees and staff as of December 31, 2008, 2009 and 2010, respectively. Our employees are not covered by any collective bargaining agreement. We consider our relationship with our employees to be good.

As required by PRC regulations, our full-time employees in the PRC participate in a government mandated employee benefits plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provide to our employees. PRC labor regulations require that our PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The required contributions to be made by us vary broadly based on the salary level of the employee and the policies of the localities in which our subsidiaries are based.

The total contribution for such employee benefits expensed was RMB5.1 million, RMB11.5 million and RMB12.3 million ($1.9 million) for 2008, 2009 and 2010, respectively. We have no legal obligation for the benefits beyond the contributions made.

The table below sets for the breakdown of our employees by function as of December 31, 2010.

Function	Number of Employees
Administrative	159
Full-time teachers	303
Sales and marketing	603
Academic support	245
Information technology	59

Total	1,369

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 17, 2011 by:

•	our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5% of our ordinary shares;

	Ordinary Shares Beneficially Owned
	Number(1)	Percent(2)
Directors and Executive Officers:
Yongqi Zhang(3)	45,000,000	42.8%
Xiaodong Zhang(4)	45,000,000	42.8%
Andrew Y. Yan	—	—
Gary Xinzhong Xu	—	—
Shaochun Xu	—	—
Hannah Lee	—	—
Yinxia Wu	*	*
Guiye Yi	—	—
Xiaofei Zhang	*	*
Jie Zhou	—	—
All directors and executive officers as a group	45,233,033	43.0%
Principal Shareholders:
SB Asia Investment Fund II, L.P.(5)	27,949,166	26.6%
Talent Leads Holdings Limited(6)	13,500,000	12.8%
Magic Colors Holdings Limited(7)	13,500,000	12.8%
Eternal Jade Inc.(8)	9,000,000	8.6%
Oriental Light Consulting Limited(9)	9,000,000	8.6%
FMR LLC (10)	7,650,000	7.3%

*	Beneficially owns less than 1.0% of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.
(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of ordinary shares beneficially owned by such person, by (ii) the total number of ordinary shares outstanding, such person has the right to acquire within 60 days after the date of this annual report. The total number of ordinary shares outstanding as of June 17, 2011 is 105,246,529.
(3)	Includes 13,500,000 ordinary shares held by Talent Leads Holdings Limited and 9,000,000 ordinary shares held by Eternal Jade Inc., each of which is a British Virgin Islands company whose sole director is Mr. Yongqi Zhang, and 13,500,000 ordinary shares held by Magic Colors Holdings Limited and 9,000,000 ordinary shares held by Oriental Light Consulting Limited, each of which is a British Virgin Islands company whose sole director is Ms. Xiaodong Zhang, the spouse of Mr. Yongqi Zhang. Mr. Yongqi Zhang disclaims beneficial ownership of the ordinary shares held by Oriental Light Consulting Limited. The registered address of Eternal Jade Inc. is P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(4)	Includes 13,500,000 ordinary shares held by Magic Colors Holdings Limited and 9,000,000 ordinary shares held by Oriental Light Consulting Limited, each of which is a British Virgin Islands company whose sole director is Ms. Xiaodong Zhang, and 13,500,000 ordinary shares held by Talent Leads Holdings Limited and 9,000,000 ordinary shares held by Eternal Jade Inc., each of which is a British Virgin Islands company whose sole director is Mr. Yongqi Zhang, the spouse of Ms. Xiaodong Zhang. Ms. Xiaodong Zhang disclaims beneficial ownership of the ordinary shares held by Eternal Jade Inc. The registered address of Oriental Light Consulting Limited is P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)	Includes 3,418,803 ordinary shares and 24,530,363 ordinary shares issuable upon conversion of series A preferred shares held by SB Asia Investment Fund II L.P., a Cayman Islands limited partnership. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of the ordinary shares. Pursuant to section 13(d) of the Exchange Act, Mr. Yan may be deemed to beneficially own all of our shares held by SB Asia Investment Fund II L.P. Mr. Yan disclaims such beneficial ownership. The registered address of SB Asia Investment Fund II L.P. is PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
(6)	Talent Leads Holdings Limited is a limited liability company organized under the laws of the British Virgin Islands. Mr. Yongqi Zhang is the sole director of Talent Leads Holdings Limited.
(7)	Magic Colors Holdings Limited is a limited liability company organized under the laws of the British Virgin Islands. Ms. Xiaodong Zhang is the sole director of Magic Colors Holdings Limited.
(8)	Eternal Jade Inc. is a limited liability company organized under the laws of the British Virgin Islands. Mr. Yongqi Zhang is the sole director of Eternal Jade Inc.
(9)	Oriental Light Consulting Limited is a limited liability company organized under the laws of the British Virgin Islands. Ms. Xiaodong Zhang is the sole director of Oriental Light Consulting Limited.
(10)	Based on a Schedule 13G filed by FMR LLC on February 14, 2011. FMR LLC is a Delaware company with the registered address of 82 Devonshire Street, Boston, Massachusetts, 02109. According to the 13G filed by FMR LLC, members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting ordinary shares of FMR LLC, and may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

To our knowledge, as of June 17, 2011, 29,936,388 of our ordinary shares were held by JPMorgan Chase Bank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United States.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Significant Historical Changes to Our Shareholding

In September 2006, we entered into a share purchase agreement with SAIF pursuant to which we issued 22,222,222 series A preferred shares to SAIF at a price of $1.125 per preferred share, and pursuant to which we issued 22,500,000 ordinary shares to each of Xiaodong Zhang and Yongqi Zhang at the price of $0.0001 per share.

In connection with the September 2006 share purchase agreement, SAIF received a warrant to purchase 3,418,803 ordinary shares at the price of $1.4625 per share. In November 2008, SAIF exercised its warrant in full. In November 2008, we also issued 2,308,141 series A preferred shares to SAIF at the price of $0.0001 per share in consideration of SAIF’s waiver of certain rights under the September 2006 share purchase agreement.

In February 2010, we effected a share exchange transaction whereby Global Cayman issued shares to the existing shareholders of our predecessor, Sunnykey, in exchange for all the outstanding shares of Sunnykey and made Sunnykey our wholly owned subsidiary. For every ordinary share of Sunnykey, Sunnykey shareholders received one ordinary share in Global Cayman, and for every series A preferred share of Sunnykey, Sunnykey shareholders received one series A preferred share of Global Cayman.

In January 2011, Eternal Jade Inc. transferred 13,500,000 of our ordinary shares to Talent Leads Holdings Limited, and Oriental Light Consulting Limited transferred 13,500,000 of our ordinary shares to Magic Colors Holdings Limited. Talent Leads Holdings Limited and Magic Colors Holdings Limited are British Virgin Islands companies which comprise the assets of an irrevocable trust constituted under the laws of Singapore with Credit Suisse Trustee Limited as trustee, Mr. Yongqi Zhang and Ms. Xiaodong Zhang as settlors and Mr. Yongqi Zhang, Ms. Xiaodong Zhang and certain of their relatives as beneficiaries.

We completed our initial public offering of 7,331,250 ADS, representing 29,325,000 ordinary shares in October 2010.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with Shanghai Global Career and Its Shareholders

See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Shanghai Global Career and Its Shareholders.”

Shareholders Agreement and Right of First Refusal and Co-Sale Agreement

We and our existing shareholders entered into a shareholders agreement in February 2010, or the Shareholders Agreement, which replaced a shareholders agreement among the shareholders of Sunnykey prior to consummation of the share exchange by which Sunnykey became our wholly owned subsidiary. Pursuant to the Shareholders Agreement, from the date that is six months after our initial public offering, holders of 25% or more of our then outstanding registrable securities may require us to effect a registration under the Securities Act of 1933, as amended. Registrable securities include (1) our ordinary shares issuable or issued upon conversion of our preferred shares, (2) any of our ordinary shares issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (1), and (3) any other ordinary shares owned or acquired by any of holders of our series A preferred shares, excluding, among others, shares sold in a public offering. We have the right to defer filing the registration statement for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we can not utilize this right more than once in any twelve-month period.

Holders of registrable securities also have “piggyback” registration rights, pursuant to which they may require us to register all or any part of the registrable securities then held by such holders when we file any registration statement for purposes of effecting a public offering of our securities.

Holders of registrable securities may also require us to effect a registration on Form S-3 or Form F-3 and any related qualification or compliance, as applicable, for a public offering of all or a part of their registrable securities so long as we are entitled to use Form S-3 or Form F-3 for such offering. However, we are not obliged to effect any such registration, when (1) the aggregate price to the public of such offering is less than $1,000,000, or (2) within the six-month period preceding the date of such request, we have already effected a registration other than the registration from which the registrable securities of such holders have been excluded. We have the right to defer such filing for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we can not utilize this right more than once during any twelve-month period.

We are generally required to pay all expenses relating to any demand, piggyback or F-3 or S-3 registration other than all selling expenses or other amounts payable to underwriters or brokers for selling shareholders, if applicable.

We will have no obligations to effect any demand, piggyback or F-3 or S-3 registration with respect to any registrable securities after five years following our initial public offering.

The Shareholders Agreement also provides for other rights enjoyed by the holders of our preferred shares, all of which rights terminated upon the completion of our initial public offering.

We and our existing shareholders also entered into a Right of First Refusal and Co-Sale Agreement in February 2010. Under this agreement, the holders of our preferred shares have certain rights of first refusal and co-sale rights with respect to any proposed share transfers by any of the holders of our ordinary shares. These rights terminated upon the completion of our initial public offering.

Transactions with Our Shareholders

We have made rental payments for the use of certain of our classroom facilities owned by Xiaodong Zhang and Yongqi Zhang, who are the chairman of our board of directors and our chief executive officer, respectively, and our co-founders. For each of 2008 and 2009, the amount of such rental payments was RMB1.8 million, and for 2010, the amount was RMB2.0 million ($0.3 million). We expect to continue to make rental payments to Ms. Zhang and Mr. Zhang.

Advances to Our Shareholders

Our subsidiaries have in the past made advances to Xiaodong Zhang and Yongqi Zhang. During the period from January 1, 2008 through the date of this annual report, the maximum aggregate amount of outstanding balance due on such advances was RMB24.2 million. A portion of the proceeds from these advances has been used as capital contributions to Shanghai Global Career, and the remaining portion of these advances was repaid in September 2010. There was no outstanding balance due on such advances as of December 31, 2010.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

Our consolidated financial statements are included at the end of this annual report.

Legal Proceedings

We are not currently involved in any material litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

In April 2010, we paid a special cash dividend of RMB30.5 million ($4.6 million), which represented our distributable profits in 2006 and 2007, to our existing shareholders. In September 2010, we declared and paid a special cash dividend of RMB62.6 million ($9.5 million), which represented our distributable profits in 2008 and a part of our distributable profits in 2009.

Except for the special dividend distributions discussed above, we currently intend to retain all available funds and any future earnings to finance our business and to fund the growth and expansion of our business and, therefore, do not expect to pay any cash dividends on our ordinary shares, including those represented by ADSs, in the foreseeable future.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. For a detailed discussion, see “Item 3.D. Key Information—Risk Factors—Risk Factors Relating to Our Corporate Structure and Regulation of Our Industry—Because we rely principally on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.” Any future determination to pay dividends, if any, will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, and the depositary will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited financial statements included in this report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Price Range of Our ADSs

Our ADSs are listed for trading on the Nasdaq Global Select Market under the symbol “GEDU”. The following table sets forth the monthly high and low trading prices of our ADSs on the Nasdaq Global Select Market for the periods indicated:

	High	Low
Yearly Highs and Lows:
Fiscal year ended December 31, 2010	$12.78	$7.01
Quarterly Highs and Lows:
Quarter ended December 31, 2010	$12.78	$7.01
Quarter ended March 31, 2011	$10.47	$5.55
Monthly Highs and Lows:
December 2010	$9.77	$7.01
January 2011	$10.47	$8.26
February 2011	$9.10	$7.71
March 2011	$8.78	$5.55
April 2011	$6.55	$5.82
May 2011	$6.47	$5.16
June 2011 (through June 17, 2011)	$5.66	$4.38

On June 17, 2011, the closing sale price of our ADSs as reported on the Nasdaq Global Select Market was US$4.49 per ADS.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum and articles of association contained in “Description of Share Capital” of our F-1 registration statement (File No. 333-169475) originally filed with the Securities and Exchange Commission on September 17, 2010, as amended.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects” and Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, these foreign-invested enterprises must submit the registration application to the local branches of SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed and the registration should be completed within 20 working days from the date on which the local branch of SAFE receives all application materials. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the Ministry of Commerce or its local counterpart, and may be increased or decreased upon approval by the Ministry of Commerce or its local counterpart. Registered capital of a foreign-invested enterprise is the total amount of capital contributions of the foreign-invested enterprise subscribed to by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration for Industry and Commerce or its local counterpart.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by the Ministry of Commerce or its local counterpart is obtained. In approving such capital contributions, the Ministry of Commerce or its local counterpart examines the business scope of each foreign-invested enterprise under review to ensure it complies with the Foreign-Investment Industrial Guidance Catalog, which classifies industries in China into three categories: “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.”

Our PRC subsidiaries Beijing Global Education and Shanghai Global Elite are foreign-invested enterprises subject to the regulations discussed above. Our PRC subsidiaries, Beijing Global Education and Shanghai Global Elite, are not engaged in any prohibited or restricted businesses listed in the Foreign-Investment Industrial Guidance Catalog. Neither Beijing Global Education nor Shanghai Global Elite has incurred foreign debt.

SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, in August 2008 with respect to the administration of conversion of foreign exchange capital contributions of foreign invested enterprise. This circular clarifies that RMB converted from foreign exchange capital contributions can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investment unless otherwise approved by SAFE or its local counterparts. Our PRC subsidiaries, Beijing Global Education and Shanghai Global Elite, do not use any Renminbi converted from foreign exchange capital contributions for domestic equity investment or anything else beyond their respective business scopes.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, or PRC Resident, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC Resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC Resident shall register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (iii) when the SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Our PRC resident shareholders have filed required registrations regarding their equity interest in our company with the Beijing branch of SAFE.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

See “Item 3.D. Key Information—Risk Factors—Risk Factors Relating to Doing Business in China—A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC laws.”

Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended.

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. Each of our PRC subsidiaries, Beijing Global Education and Shanghai Global Elite, has set aside such amounts of accumulated profits in accordance with the above regulations.

E. Taxation

The following is a summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs and ordinary shares. The summary is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The summary is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Acting Governor-in-Cabinet:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from December 22, 2009.

People’s Republic of China Taxation

China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification which if applied could treat our Cayman Islands holding company in a manner similar to a Chinese enterprise for enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is the possibility of a 10% withholding tax being imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. See “Item 3.D. Key Information—Risk Factors—Risk Factors Relating to Doing Business in China—We may be treated as a “resident enterprise” for PRC enterprise income tax purposes under the New EIT Law. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences and considerations of the purchase, ownership and disposition of our ADSs or ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. consequences of an investment in our ADSs or ordinary shares. This discussion applies to U.S. Holders (as defined below) who beneficially own our ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote (including ADSs and ordinary shares).

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time. Finally, this discussion is based in part, upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs or ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a person holds ADSs or ordinary shares through a partnership or other flow-through entity, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

If you hold our ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Dividends on ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, the gross amount of any distributions you receive on your ADSs and ordinary shares will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to determine our earnings and profits on the basis of U.S. federal income tax purposes. Accordingly, distributions paid on our ADSs or ordinary shares, if any, will generally be treated as dividend distributions for U.S. federal income tax purposes. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which we have applied to list on the Nasdaq Global Select Market will be readily tradable on an established securities market in the United States. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

If you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends, including in the event PRC withholding taxes apply to dividends paid to you.

Sales or Other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Your adjusted tax basis will generally equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. You should consult your own tax advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with a disposition of ADSs or ordinary shares.

Passive Foreign Investment Company

If we are a passive foreign investment company, or PFIC, in any taxable year in which you hold our ADSs or ordinary shares, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

In general, we will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets, or the asset test or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the asset test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC in 2011 or for any future taxable year.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain recognized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (a) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed on the resulting tax liability on the portion of the “excess” distribution or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs or Ordinary Shares” section above.

If we were a PFIC in any taxable year during which your held our ADSs or ordinary shares, under certain attribution rules, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC. You would generally be able to avoid the PFIC rates regarding “excess” distribution and gain rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq Global Select Market. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their fair market value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. Gain on the sale or other disposition of the ADSs would be treated as ordinary income, and loss on the sale or other disposition of the ADSs or ordinary shares would be treated as ordinary loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

Alternatively, a U.S. Holder of stock in a PFIC may make a so-called “Qualified Electing Fund” election to avoid the PFIC rules regarding “excess” distribution and gain described above. A U.S. Holder that makes such an election would generally include in income in a taxable year its pro rata share of the corporation’s income for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs or ordinary shares.

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. Holder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

Information Reporting and Backup Withholding

In general, dividend payments with respect to the ADSs or ordinary shares and the proceeds received on the sale or other disposition of ADSs or ordinary shares may be subject to information reporting to the IRS and to backup withholding. Backup withholding will not apply, however, if you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. We intend to backup withhold on payments with respect to our ADSs unless you timely provide a properly completed IRS Form W-9 or otherwise establish your exempt status. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS. Under newly enacted legislation, certain individuals holding the ADSs or ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements.

PROSPECTIVE PURCHASERS OF OUR ADSS OR ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display

We previously filed with the Securities and Exchange Commission our registration statement on Form F-1 as amended.

We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E. Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

I. Subsidiaries Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Currency Risk

A substantial majority of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward.

To the extent that we need to convert the proceeds we received from our initial public offering from U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $69.8 million as of December 31, 2010 into Renminbi at the exchange rate of $1.00 for RMB6.6 as of December 31, 2010, this cash balance would have been RMB460.5 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB456.1 million as of December 31, 2010.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the change in China’s consumer price index was 5.9%, -0.7% and 3.3% in the years 2008, 2009 and 2010, respectively. In April 2011, China’s consumer price index increased by 5.3% year over year. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent deflation in China to have a significant effect on our operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Payable by a Holder of American Depositary Receipts

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to U.S.$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when the depositary declares the same as due and owing. The fees related to any cash distributions are automatically deducted from such cash distributions. For other fees, if you hold our ADSs through your broker or financial institution nominee, such fees will be charged by the depositary through the clearing system in which the ADSs are held. Persons holding ADSs on the books of the depositary may be invoiced for such fees.

Fees and Other Direct and Indirect Payments Made by the Depositary

Since the commence of the Company’s most recent fiscal year, the Company has received direct and indirect payments in the amounts of US$0.6 million for expenses incurred by the Company relating the ADR program, including the expenses relating to investor relations and our initial public offering.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders and use of proceeds have not been materially modified.

ITEM 15. CONTROLS AND PROCEDURES

Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to the transition period permitted by rules of the SEC for newly public companies.

The SEC, as required under Section 404 of the Sarbanes-Oxley Act, or Section 404, has adopted rules requiring public companies to include a report of management on the effectiveness of these companies’ internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm must report on the effectiveness of public companies’ internal control over financial reporting. These requirements will first apply to us beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2011.

Before we became a public company, in the course of auditing our consolidated financial statements for the three years ended December 31, 2009, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting, as defined under the standards established by the Public Company Accounting Oversight Board as of December 31, 2009. The material weakness identified related to the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP accounting issues and the SEC reporting requirements. The significant deficiency related to our closing procedures and accounting manual, where implementation of such procedures need to be further enhanced to facilitate preparation of financial statements under U.S. GAAP for financial reporting processes.

While we are in the continuing process of improving our internal controls, we had taken measures to address the material weakness and significant deficiency during the year ended December 31, 2010, including (1) established an audit committee to oversee the accounting and financial reporting processes as well as external and internal audits of our company, (2) established an internal audit function, (3) hired additional qualified professionals with relevant U.S. GAAP accounting experience for our finance and accounting department, (4) provided additional accounting and financial reporting trainings for our existing personnel, (5) standardized our accounting systems by introducing additional programs and procedures, and (6) formalized and standardized policies and procedures in relation to period-end closing and financial reporting at headquarters, subsidiaries and VIE levels. We consider that the actions taken above have improved our internal control over financial reporting, and we will continue to further strengthen our internal control over financial reporting in the forthcoming year.

Our management and our independent registered public accounting firm, as part of their audit of the consolidated financial statements for the year ended December 31, 2010, identified one material weakness and one significant deficiency in our internal control over financial reporting as of December 31, 2010. The material weakness related to the lack of sufficient accounting personnel with appropriate U.S. GAAP knowledge, and the significant deficiency related to the closing procedures that were identified in the previous year. We have already taken a number of remedial actions and our remediation plan is still ongoing. To address the material weakness and significant deficiency, we continue to take remedial steps, including but not limited to: (1) continue to hire additional accounting personnel with appropriate U.S. GAAP and SEC reporting experience, (2) continue to provide further training to our finance staff to enhance their understanding of our policies and procedures, and (3) engage external consultant to provide advice on our plan to enhance our controls and procedures over financial reporting.

We consider that the actions we are taking, as listed above, will help remedy the material weakness and significant deficiency referred to above, and help strengthen our general internal controls and procedures over financial reporting. While we have developed a remediation plan to address this material weakness and significant deficiency, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weakness and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. See “Item 3.D. Key Information—Risk Factors—Risks Factors Relating to Our Business—We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.”

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31,2010. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, despite improvements made to our internal control over financial reporting during 2010, as of December 31, 2010, our disclosure controls and procedures were not effective due to the material weakness in our internal control over financial reporting described above. To address this material weakness, we have performed additional analysis and other procedures including additional management reviews to ensure the accuracy of financial reporting contained in this annual report. Accordingly, management believes that the consolidated financial statements included in this annual report fairly present in all material respects our financial position, results of operations and cash flows for the period presented.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system may be limited by resource constraints, and the benefits of control must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Gary Xinzhong Xu, Mr. Shaochun Xu and Mr. Yongqi Zhang. Mr. Gary Xinzhong Xu will be the chairman of our audit committee. Our board of directors has determined that Mr. Gary Xinzhong Xu and Mr. Shaochun Xu satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules and Rule10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Gary Xinzhong Xu meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Although the Sarbanes-Oxley Act of 2002 and the Nasdaq Stock Market Rules generally require all members of the audit committee of a listed company to be “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act, a “phase-in” period permitted by such rules allows our audit committee to include one member who is not an independent director until one year following the effective date of our F-1 registration statement (File No. 333-169475).

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our web site, www.gedu.org.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal accountant, for the periods indicated.

	Fiscal Year ended December 31,
	2009	2010	2010
	RMB	RMB	US$
Audit fees (1)	1,726	4,915	744
Tax fees (2)	60	80	12

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audit of our consolidated financial statements and the quarterly agreed-upon procedures of our consolidated financial statements.
(2)	“Tax fees” means the aggregate fees billed or payable for services rendered by our principal accountant in connection with the tax compliance on transfer pricing.

The audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent registered public accounting firm, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth all purchases of our ADSs since completion of our initial public offering.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program[1]	Approximate Dollar Value of ADSs that May Yet be Purchased Under the Program
May 1—May 31, 2011	28,800	$5.3284	28,800	$9.8 million
June 1—June 17, 2011	15,100	$5.3261	15,100	$9.8 million

(1)	We adopted a share repurchase program which became effective on May 26, 2011. Under the program, we are authorized to repurchase up to $10 million worth of our issued and outstanding ADSs traded on the Nasdaq Global Select Market.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the Nasdaq Global Select Market we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

•

Although the Sarbanes-Oxley Act of 2002 and the Nasdaq Stock Market Rules generally require all members of the audit committee of a listed company to be “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act, a “phase-in” period permitted by such rules allows our audit committee to include one member who is not an independent director until one year following the effective date of our F-1 registration statement (File No. 333-169475). We are currently in such “phase-in” period and expect our audit committee to comprise three “independent directors” after the “phase-in” period ends.

•

Nasdaq Stock Market Rules generally require all members of the compensation committee of a listed company to be “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2). In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which do not require that any of the members of a company’s compensation committee be independent directors.

•

Nasdaq Stock Market Rules generally require all members of the nominations committee of a listed company to be “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2). In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which do not require that any of the members of a company’s nominations committee be independent directors

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	—	Second Amended and Restated Memorandum and Articles of Association of the Registrant.*

2.1	—	Form of Common Share Certificate.*

2.2	—	Deposit Agreement between the Registrant and JPMorgan Chase Bank, N.A., as depositary.*

2.3	—	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2). (1)

2.4	—	Shareholders Agreement, dated February 1, 2010, among the Registrant and its shareholders party thereto.*

2.5	—	Right of First Refusal and Co-Sale Agreement, dated February 1, 2010, among the Registrant and its shareholders party thereto.*

4.1	—	2008 Employee Share Incentive Plan, adopted as of April 21, 2008 and Letter of Assumption, dated February 1, 2010.*

4.2	—	2010 Performance Incentive Plan, adopted as of September, 2010, and form of ISO Option Agreement and NQSO Option Agreement.*

4.3	—	Form of Indemnification Agreement between the Registrant and each of its directors.*

4.4	—	Exclusive Consulting and Service Agreements between Beijing Global Education, as one party, and Shanghai Global Career or subsidiaries of Shanghai Global Career, as the other party, dated September 6, 2006 or September 7, 2006.*

4.5	—	Form of Technical Support and Technical Service Agreement and Form of Market Development Consulting Service Contract between Beijing Global Education and several subsidiaries of Shanghai Global Career.*

4.6	—	Equity Pledge Agreement between Beijing Global Education, as one party, and Shanghai Global Career and shareholders of Shanghai Global Career, as the other party. dated September 7, 2006.*

4.7	—	Exclusive Option Agreement between Beijing Global Education, as one party, and Shanghai Global Career and shareholders of Shanghai Global Career, as the other party, dated September 7, 2006.*

4.8	—	Business Operation Agreement between Beijing Global Education, as one party, and Shanghai Global Career and the shareholders of Shanghai Global Career as the other party, dated September 7, 2006.*

8.1	—	List of Subsidiaries.

11.1	—	Code of Conduct.*

12.1	—	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	—	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	—	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	—	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	—	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-169475), as amended.
(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-169596) filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Yongqi Zhang
Name:	Yongqi Zhang
Title:	Chief Executive Officer

Date: June 27, 2011

S - 1

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Education & Technology Group Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Global Education & Technology Group Limited (the “Company”) and its subsidiaries at December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, the People’s Republic of China

June 27, 2011

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Balance Sheets as of December 31, 2009 and 2010

(In thousands, except share and per share data)

	December 31,
	2009	2010	2010
	RMB	RMB	USD
			(Note 3(c))
ASSETS
Current assets:
Cash and cash equivalents	103,777	807,589	122,362
Restricted cash	3,600	—	—
Term deposits	241,500	5,271	799
Accounts receivable (net of allowance of nil for 2009 and 2010)	1,888	2,690	408
Prepaid expenses and other current assets	15,303	18,785	2,845
Deferred tax assets, current	3,097	5,721	867
Amounts due from a related party	10,184	—	—

Total current assets	379,349	840,056	127,281
Property and equipment, net	82,401	85,406	12,940
Acquired intangible assets, net	1,144	5,609	850
Goodwill	6,678	35,906	5,440
Other non-current assets	8,174	6,463	980

Total Assets	477,746	973,440	147,491

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	4,859	20,412	3,093
Deferred revenue	65,814	88,704	13,440
Accrued expenses and other current liabilities	30,188	37,945	5,749
Deferred tax liabilities, current	2,163	354	54
Tax payable	9,576	7,190	1,089

Total current liabilities	112,600	154,605	23,425
Contingent consideration payable	—	23,103	3,500
Deferred tax liabilities, non-current	711	2,065	313
Other non-current liabilities	2,354	1,275	194

Total Liabilities	115,665	181,048	27,432

Commitments

Redeemable convertible preferred shares (US$0.0001 par value; 24,530,363 shares authorized, issued and outstanding as of December 31, 2009, no shares issued and outstanding as of December 31, 2010; aggregate liquidation value of US$27,597 and nil as of December 31, 2009 and 2010, respectively)	238,029	—	—

Shareholders’ Equity
Ordinary shares (US$0.0001 par value; 475,469,637 and 500,000,000 shares authorized, and 49,030,191 and 103,668,861 issued and outstanding as of December 31, 2009 and 2010)	39	75	11
Additional paid-in capital	52,126	705,927	106,959
Statutory reserves	16,847	25,605	3,880
Retained earnings	55,040	63,481	9,618
Accumulated other comprehensive income/(loss)	—	(2,696)	(409)

Total Shareholders’ Equity	124,052	792,392	120,059

Total Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Equity	477,746	973,440	147,491

The accompanying notes are an integral part of these consolidated financial statements

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010

(In thousands, except share and per share data)

	For the years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD
				(Note 3(c))

Net revenues
Educational programs and services	148,361	229,491	321,848	48,765
Franchise fees, study abroad consulting services and sales of books and course materials	15,278	16,739	23,727	3,595

Total net revenues	163,639	246,230	345,575	52,360

Operating costs and expenses

Cost of revenues	(65,159)	(101,976)	(152,612)	(23,123)
Selling and marketing expenses	(34,020)	(64,590)	(92,204)	(13,970)
General and administrative expenses	(21,166)	(28,968)	(40,431)	(6,126)

Total operating costs and expenses	(120,345)	(195,534)	(285,247)	(43,219)

Operating income	43,294	50,696	60,328	9,141

Interest income	2,358	5,510	7,507	1,137
Investment income	3,876	3,833	—	—
Foreign exchange losses, net	(4,472)	(119)	(64)	(10)
Consideration payable fair value change	—	—	(3,887)	(589)
Other income, net	396	461	561	85

Income before income taxes and non-controlling interest	45,452	60,381	64,445	9,764

Income tax expense	(3,851)	(4,778)	(7,801)	(1,182)

Net income	41,601	55,603	56,644	8,582

Noncontrolling interest	60	—	—	—

Net income attributable to Global Education & Technology Group Limited	41,661	55,603	56,644	8,582

Accretion of convertible redeemable preferred shares	(6,695)	(22,083)	2,038	309
Income allocated to participating preferred shareholder	(18,427)	(18,699)	(14,441)	(2,188)

Net income attributable to ordinary shareholders	16,539	14,821	44,241	6,703

Net income per share:
Basic	0.36	0.30	0.72	0.11
Diluted	0.36	0.30	0.70	0.11

Weighted average number of shares outstanding:
Basic	45,393,397	49,030,191	61,629,049	61,629,049
Diluted	45,953,836	49,030,191	81,222,352	81,222,352

Share-based compensation expense included in:
Cost of revenues	232	232	636	96
Selling and marketing expenses	186	636	2,557	387
General and administrative expenses	1,704	562	5,043	765

The accompanying notes are an integral part of these consolidated financial statements

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2008, 2009 and 2010

(In thousands, except share data)

	Total Global Education & Technology Group Limited Shareholders’ Equity
	Ordinary shares		Additional paid-in capital	Warrant	Statutory reserves	(Accumulated deficit) /Retained earnings	Accumulated other comprehensive income/(loss)	Non-controlling interest	Total shareholders’ equity	Comprehensive income
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2008	45,000,000	36	5,910	3,824	3,401	—	284	221	13,676

Net income/(loss)	—	—	—	—	—	41,661	—	(60)	41,601	41,601
Appropriation to statutory reserves	—	—	—	—	5,693	(5,693)	—	—	—	—
Share-based compensation	—	—	2,122	—	—	—	—	—	2,122	—
Accretion of convertible redeemable preferred shares	—	—	—	—	—	(6,695)	—	—	(6,695)	—
Realized gains from short-term investments	—	—	—	—	—	—	1,775	—	1,775	1,775
Acquisition of non-controlling interest	—	—	—	—	—	—	—	(161)	(161)	—
Issuance of ordinary shares for acquisitions	611,388	—	4,712	—	—	—	—	—	4,712	—
Exercise of warrant	3,418,803	3	37,952	(3,824)	—	—	—	—	34,131	—

Balance at December 31, 2008	49,030,191	39	50,696	—	9,094	29,273	2,059	—	91,161	43,376

Net income	—	—	—	—	—	55,603	—	—	55,603	55,603
Appropriation to statutory reserves	—	—	—	—	7,753	(7,753)	—	—	—	—
Share-based compensation	—	—	1,430	—	—	—	—	—	1,430	—
Accretion of convertible redeemable preferred shares	—	—	—	—	—	(22,083)	—	—	(22,083)	—
Realized gains from short-term investments	—	—	—	—	—	—	(2,059)	—	(2,059)	(2,059)

Balance at December 31, 2009	49,030,191	39	52,126	—	16,847	55,040	—	—	124,052	53,544

Net income	—	—	—	—	—	56,644	—	—	56,644	56,644
Appropriation to statutory reserves	—	—	—	—	8,758	(8,758)	—	—	—	—
Accretion of convertible redeemable preferred shares	—	—	—	—	—	2,038	—	—	2,038	—
Share-based compensation	—	—	8,236	—	—	—	—	—	8,236	—
Issuance of ordinary shares for acquisitions	702,012	—	8,459	—	—	—	—	—	8,459	—
Issuance of ordinary shares for exercise of share options	81,295	—	662	—	—	—	—	—	662	—
Conversion of preferred shares	24,530,363	16	184,412	—	—	—	—	—	184,428	—
Issuance of ordinary shares for IPO	29,325,000	20	452,032	—	—	—	—	—	452,052	—
Deemed dividend from preferred shareholder	—	—	—	—	—	51,562	—	—	51,562	—
Dividend declared	—	—	—	—	—	(93,045)	—	—	(93,045)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(2,696)	—	(2,696)	(2,696)

Balance at December 31, 2010	103,668,861	75	705,927	—	25,605	63,481	(2,696)	—	792,392	53,948

The accompanying notes are an integral part of these consolidated financial statements

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

	For the years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD
				(Note 3(c))

Cash flows from operating activities:

Net income	41,601	55,603	56,644	8,582
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,086	4,367	8,781	1,330
Loss on disposal of property and equipment	33	165	72	11
Share-based compensation	2,122	1,430	8,236	1,248
Deferred income taxes	616	444	(4,789)	(726)
Foreign exchange losses, net	4,472	119	64	10
Investment income	(3,876)	(3,833)	—	—
Fair value change in contingent consideration payable	—	—	3,887	589
Changes in operating assets and liabilities:
Accounts receivable	(1,960)	1,286	(721)	(109)
Prepaid expenses and other current assets	(607)	(7,918)	(1,061)	(161)
Amounts due from a related party	6,568	1,190	24	4
Other non-current assets	(698)	(527)	(1,564)	(237)
Accounts payable	1,567	(217)	6,895	1,045
Deferred revenue	13,722	16,516	19,754	2,993
Accrued expenses and other current liabilities	4,946	12,282	7,720	1,169
Tax payable	(490)	3,477	(2,663)	(403)
Amount due to a related party	(1,677)	(710)	—	—
Other non-current liabilities	755	480	(1,079)	(163)

Net cash provided by operating activities	70,180	84,154	100,200	15,182

Cash flows from investing activities:
Placement of term deposits	(24,500)	(241,500)	(5,271)	(799)
Maturities of term deposits	74,046	24,500	241,500	36,592
Purchase of short-term investments	(323,590)	—	—	—
Proceeds from short-term investments	198,366	182,033	—	—
Purchase of property and equipment	(4,603)	(36,402)	(7,944)	(1,204)
Changes in restricted cash	(2,900)	(700)	3,600	545
Changes in amounts due to a related party (Note 19)	10,600	(7,970)	—	—
Changes in amounts due from a related party (Note 19)	—	—	10,160	1,539
Cash payments for acquisition of a VIE’s subsidiaries, net of the acquired cash	237	(4,139)	(5,433)	(823)
Contingently refundable service fees received (Note 5(c)~(f))	—	3,545	2,703	410

Net cash (used in)/providing investing activities	(72,344)	(80,633)	239,315	36,260

Cash flows from financing activities:
Cash payments for acquisition of non-controlling interest	(600)	—	—	—
Proceeds from issuance of ordinary shares	—	—	461,128	69,868
Prepayment for issuance of ordinary shares	—	—	(1,036)	(157)
Proceeds from exercise of warrant	34,131	—	—	—
Cash payments of dividend		—	(93,045)	(14,098)

Net cash provided by financing activities	33,531	—	367,047	55,613

Net increase in cash and cash equivalents	31,367	3,521	706,562	107,055

Effect of exchange rate changes on cash and cash equivalents	(4,578)	(120)	(2,750)	(417)

Cash and cash equivalents at the beginning of the year	73,587	100,376	103,777	15,724

Cash and cash equivalents at the end of the year	100,376	103,777	807,589	122,362

Supplemental disclosures of cash flow information:
Cash paid for income taxes	589	1,669	16,431	2,490

Supplemental disclosures of non-cash investing activities:
Acquisition consideration paid in shares (Note 5(a)—5(f)) (inclusive of contingent shares to be issued)	4,712	—	27,675	4,193
Conversion of redeemable convertible preferred shares into ordinary shares	—	—	184,428	27,944
Payable for issuance of ordinary shares	—	—	7,378	1,118

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

1.	PRINCIPAL ACTIVITIES AND ORGANIZATION

a) Principal activities

Global Education & Technology Group Limited (“Global Education”, or the “Company”), through its subsidiaries, its variable interest entities (“VIEs”) and a VIE’s subsidiaries (collectively, the “Group”) is principally engaged in the offering of an extensive range of educational programs and services in the People’s Republic of China (the “PRC” or “China”) with a focus on English training and test preparation. The Group provides test preparation services for the International English Language Testing System, or IELTS, on a nationwide basis in the PRC.

b) Reorganization

The Company was incorporated in the Cayman Islands on December 2, 2009.

Prior to September 2006, the Group’s business was operated through various PRC domestic companies (the “PRC Domestic Companies”) which were directly or indirectly, owned or controlled by Mr. Yongqi Zhang and Ms. Xiaodong Zhang, husband and wife, and their immediate family (collectively, the “Founder”).

In September 2006, the Group undertook a restructuring and reorganization (the “First Reorganization”) immediately prior to the issuance of Series A redeemable convertible preferred shares (“Series A Preferred Shares”) to SB Asia Investment Fund II, L.P. (“SAIF”). The First Reorganization was necessary to comply with the PRC laws and regulations which prohibit or restrict foreign ownership of companies that provide educational services in the PRC where certain licenses are required.

In connection with the First Reorganization, the Founder purchased an investment holding company, Sunnykey International Holding Limited (the “BVI Company”), for nominal consideration in August 2006. Subsequently in September 2006, the BVI Company established Beijing Global Education & Technology Co., Ltd. (“Beijing Global Education”) and Global Elite Education & Technology (Shanghai) Co. Ltd. (“Shanghai Global Elite”) as wholly foreign-owned enterprises. The Founder also established Shanghai Global Career Education & Technology Co. Ltd (the “PRC Holding Company”) to be the investment holding company of the PRC Domestic Companies.

By entering into a series of agreements with the Founder, the PRC Domestic Companies and the PRC Holding Company, the PRC Holding Company became a VIE of Beijing Global Education and consequently, the BVI Company became the ultimate primary beneficiary of the PRC Domestic Companies and the PRC Holding Company (Note 2).

Upon the completion of the First Reorganization in September 2006, the BVI Company issued 45,000,000 ordinary shares to the Founder at par value, and 22,222,222 Series A Preferred Shares to SAIF for US$25,000 (approximately RMB 198,355), respectively.

On February 1, 2010, pursuant to a share swap agreement, all the then existing shareholders of the BVI Company exchanged their respective shares of the BVI Company for equivalent classes of shares of the Company on a 1 for 1 basis (the “Second Reorganization”). As a result, the BVI Company became a wholly owned subsidiary of the Company, thereby, completing the Second Reorganization.

c) Initial Public Offering

On October 8, 2010, the Company and certain selling shareholders of the Company completed an initial public offering (“IPO”) of 6,375,000 American depositary shares (“ADS”) representing 25,500,000 of the Company’s common shares. Along with the completion of the IPO, all of the Company’s then outstanding preferred shares automatically converted into an equal number of common shares.

The Company granted to the underwriters an option, which is exercisable within 30 days from the date of IPO, to purchase up to an additional 956,250 ADSs. The underwriters purchased these 956,250 ADSs on October 14, 2010.

d) Subsidiaries, VIEs and a VIE’s subsidiaries

As of December 31, 2010, details of the Company’s subsidiaries, VIEs and a VIE’s subsidiaries are as follows.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

Name		Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of direct or indirect economic ownership	Principal activity

Subsidiaries of the Company:

1	Sunneykey International Holdings Limited	Jun 13, 2006	BVI	100%	Holding company

2	Global Education & Technology (HK) Limited	May 24, 2010	Hong Kong	100%	Consulting, education services

3	Beijing Global Education & Technology Co., Ltd. (“Beijing Global Education”)	September 04, 2006	PRC	100%	Educational software development, education consulting and franchise

4	Global Elite Education & Technology (Shanghai) Co. Ltd. (“Shanghai Global Elite”)	September 07, 2006	PRC	100%	Educational software development and education consulting

Variable Interest Entities:

1	Shanghai Global Career Education & Technology Co. Ltd (“PRC Holding”)	August 25, 2006	PRC	100%	Education consulting and education software distribution

Subsidiaries of PRC Holding, a VIE of the BVI Company:

1	Beijing Wuhuzhongshi Consulting Co., Ltd. (“Wuhu”)	April 19, 1999	PRC	100%	Study abroad consulting

2	Beijing Global Xingxue Technology & Development Co., Ltd. (“Xingxue”)	November 24, 2003	PRC	100%	Online education and sales of books and course materials

3	Chengdu Global English School (“Chengdu School”)	January 24, 2008	PRC	100%	Language education

4	Chongqing Yuzhong District Global IELTS Training School (“Chongqing School”)	January 30, 2008	PRC	100%	Language education

5	Changsha Furong District Global IELTS Training School (“Changsha School”)	May 30, 2006	PRC	100%	Language education

6	Beijing Global Zhuoeryingcai Culture (“Zhuo’er”) Dissemination Co., Ltd	February 7, 2006	PRC	100%	Sales of books and course materials

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

Name		Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of direct or indirect economic ownership	Principal activity

7	Shanghai Yangpu District Global IELTS Training School (“Shanghai School”)	August 28, 2007	PRC	100%	Language education

8	Global Career (Tianjin) Education and Technology Co. Ltd	June 16, 2008	PRC	100%	Education consulting

9	Nanjing Global IELTS Training Center	July 31, 2008	PRC	100%	Language education

10	Tianjin Hexi District Global IELTS Training School (“Tianjin School”)	February 16, 2009	PRC	100%	Language education

11	Wuxi Global Career Education Consulting Co. Ltd	September 24, 2008	PRC	100%	Education consulting

12	Wuxi Global IELTS Training Center (“Wuxi School”)	May 27, 2009	PRC	100%	Language education

13	Suzhou Yisi Qiantu Education Consulting Company	November 04, 2008	PRC	100%	Education consulting

14	Suzhou Global Elite Training Center (“Suzhou School”)	November 10, 2009	PRC	100%	Language education

15	Beijing Chaoyang Disctrict Global IELTS Training School (“Chaoyang School”)	March 10, 2009	PRC	100%	Language education

16	Shenzhen Luohu District Global IELTS Training Center (“Shenzhen School”)	August 19, 2009	PRC	100%	Language education

17	Nantong Qiantu Yisi Education Consulting Company	July 21, 2009	PRC	100%	Education consulting

18	Nantong Chongchuan District Qiantu IELTS Training Center (“Nantong School”)	November 19, 2009	PRC	100%	Language education

19	Guangzhou Tianxia Qiantu Education Consulting Company (“Guangzhou Tianxia”)	October 27, 2009	PRC	100%	Education consulting

20	Beijing Haidian District Global IELTS Training School (“Haidian School”)	December 31, 2009	PRC	100%	Language education

21	Hangzhou Xiacheng Global Foreign Language Training School	March 24, 2010	PRC	100%	Language education

22	Shanghai Crelune Culture & Business Training Centre	May 25, 2010	PRC	100%	Language education

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

Name		Date of incorporation or establishment	Place of incorporation (or establishment) /operation	Percentage of direct or indirect economic ownership	Principal activity

23	Shenyang Global Ielts Training School	January 1, 2010	PRC	100%	Language education

24	Xi’An Yanta Aobo Foreign Language Training School	March 23, 2010	PRC	100%	Language education

25	Dalian Global Excellence Education Consulting Co. Ltd	August 2, 2010	PRC	100%	Education consulting

26	Guangzhou Yuexiu District Global Elite Training Centre (“Guangzhou School”)	March 18, 2005	PRC	100%	Language education

27	Wuhan Global Excellence Education Consulting Co. Ltd	September 13, 2010	PRC	100%	Language education

2.	VARIABLE INTEREST ENTITIES

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide educational services in the PRC, the Company provides its services through PRC Holding Company’s subsidiaries which hold the licenses and approvals to provide educational services in the PRC.

As of December 31, 2010, the total assets of the consolidated VIE and its subsidiary were RMB 231,367, mainly comprising cash and cash equivalents, accounts receivable, prepaid and other current assets and fixed assets. As of December 31, 2010, the total liabilities of the consolidated VIE and its subsidiary were RMB 181,172, mainly comprising accounts payable, deferred revenue, accrued expenses and other liabilities.

In accordance with the VIE agreements, the Company has power to direct activities of the VIE, and can have assets transferred out of the VIE and its subsidiary. Therefore the Company considers that there is no asset in the consolidated VIE that can be used only to settle obligations of the consolidated VIE except for registered capitals of the VIE and the VIE’s subsidiary amounting to RMB 61,378 as of December 31, 2010. As the consolidated VIE and its subsidiary are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the consolidated VIE.

The Group has adopted Financial Accounting Standard Board (“FASB”) guidance on consolidated variable interest entities, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. Management evaluated the relationships between the Companies, Beijing Global Education, PRC Holding Company and concluded that Beijing Global Education is entitled to substantially all of the economic risks and rewards associated with PRC Holding Company and is the primary beneficiary of these entities. As a result, PRC Holding Company and its subsidiaries’ results of operation, assets and liabilities have been included in the Group’s consolidated financial statements. There is no VIE where the Company has variable interest but is not the primary beneficiary.

The Company’s relationships with PRC Holding Company and the Nominee Shareholders are governed by the following contractual arrangements.

Exclusive consulting and service agreement

Under the exclusive consulting and service agreement between Beijing Global Education and PRC Holding Company, Beijing Global Education has the exclusive right to provide to PRC Holding Company consulting services related to the PRC Holding Company and its subsidiaries’ education and training operations. Beijing Global Education owns the intellectual property rights developed by either Beijing Global Education or the PRC Holding Company in the performance of this agreement. The PRC Holding Company pays to Beijing Global Education quarterly service fees, which substantially represents the entire residual economic interest of the PRC Holding Company. This agreement is effective for 10 years or early terminable at Beijing Global Education’s sole discretion.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

Business operation agreement

Under the business operation agreement among Beijing Global Education, PRC Holding Company and Nominee Shareholders, Beijing Global Education provides guidance and advice on PRC Holding Company’s daily operations and financial management systems. Nominee Shareholders of PRC Holding Company must procure the appointment of PRC Holding Company’s directors and senior management per Beijing Global Education’s designation. Moreover, PRC Holding Company and its Nominee Shareholders agree that without the prior consent of Beijing Global Education, PRC Holding Company will not engage in any transactions that could materially affect the assets, business, personnel, rights, liabilities or operations of PRC Holding Company, including incurrence or assumption of any indebtedness, sale or purchase of any assets or rights of more than RMB 200, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, amendment of its articles of association or business scope, or change of its normal operating procedures. The agreement also provides that if any of the agreements between Beijing Global Education and PRC Holding Company is terminated, Beijing Global Education is entitled to terminate all of the other agreements between itself and PRC Holding Company. This agreement is effective for 10 years and renewable or early terminable at Beijing Global Education’s sole discretion.

Exclusive purchase option agreement

Under the exclusive purchase option agreement among Nominee Shareholders of PRC Holding Company, PRC Holding Company and Beijing Global Education, Nominee Shareholders of PRC Holding Company irrevocably granted Beijing Global Education or its designated person an exclusive option to purchase from Nominee Shareholders, to the extent permitted under PRC law, all or part of the equity interests in PRC Holding Company for the higher of (i) RMB 0.001 or (ii) the minimum amount of consideration permitted by the applicable law. Beijing Global Education or its designated person has sole discretion to decide when to exercise the option. This agreement is effective for 10 years and renewable or early terminable at Beijing Global Education’s sole discretion.

Equity pledge agreement

Pursuant to equity interest pledge agreements between Beijing Global Education and Nominee Shareholders, Nominee Shareholders pledged all of their equity interests (including voting rights) in PRC Holding Company to Beijing Global Education to guarantee the fulfillment of their obligations under the Exclusive consulting and services agreement. Nominee Shareholders agree that without the prior written consent of Beijing Global Education, Nominee Shareholder shall not sell, mortgage or dispose any of PRC Holding Company’s equity interest. This agreement is terminable only when payment obligation under the Exclusive consulting and service agreement is fulfilled.

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and a VIE’s subsidiaries for which the Company is the ultimate primary beneficiary.

The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Group in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) and on a going concern basis.

The reorganization before IPO of the Company have been accounted for as reorganizations of businesses under common control in a manner similar to a pooling of interests. The entities that were under common control of the Founder prior to the First Reorganization but were managed separately from the Group were excluded from the Group. The accompanying consolidated financial statements of operations and consolidated statements of cash flows include the results of operations and cash flows of the Group, as if the current group structure had been in existence throughout the years ended December 31, 2009 and 2010 or since their respective dates of incorporation or acquisition. The accompanying consolidated balance sheets have been prepared to present the financial position of the Group as of December 31, 2009 and 2010 as if the current group structure had been in existence as of these dates.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A Variable interest entity is an entity in which the Company, or its subsidiary, through contractual arrangements has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has the obligation to absorb losses from or the right to receive benefit of the variable interest entity that could potentially be significant to the variable interest entity.

All transactions and balances among the Company, the Company’s subsidiaries, its VIEs and a VIE’s subsidiaries have been eliminated upon consolidation.

Non-controlling interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling shareholders and the shareholders of the Company.

b)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the useful lives of property and equipment and intangible assets, the valuation allowance of deferred tax assets, determination of acquisition date, and the purchase price allocations relating to business combinations as well as property and equipment and goodwill and intangible assets impairment assessment. In addition, the Group uses assumptions in the valuation model to estimate the fair value of share options granted, and ordinary shares and preferred shares issued. The Group bases its estimates of the carrying value of certain assets and liabilities on historical experience and on other various factors that they believe to be reasonable under the circumstances, when the carrying values are not readily available from other sources.

c)	Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2010 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.6000, representing the rate as certified by the H.10 weekly statistical release of Federal Reserve Board on December 31, 2010. No representation is made that the RMB amounts could have been, or could be, converted realized or settled into US$ at such rate.

d)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, time deposits and highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

e)	Restricted cash

Restricted cash represents deposits in a VIE and a VIE’s subsidiaries’ bank accounts for the purpose of setting up new subsidiaries under PRC Holding Company or increasing capital in existing entities. The restriction of the cash balance as of December 31, 2009 was relieved upon the completion of these entities’ capital registration process in February, 2010. There’s no restricted cash balance as at December 31, 2010.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

f)	Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statements of operations during the period.

g)	Short-term investments

Short-term investments represent investment funds placed with banks with no fixed term or with terms less than one year. The funds were invested in corporate bonds, treasury bills, bank acceptance or a combination of these. Expected yield rates were stated in the investment fund contracts with the banks. The expected yield rates were calculated based on the underlying investment funds. The investment funds are classified as available-for-sale investments and they are reported at fair value with unrealized gains or losses, if any, recorded as accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to the investment income in the consolidated statements of operations during the period in which the gain or loss is realized on a specific identification basis.

The Group considers available evidence, including the duration and extent to which declines in fair value of the short-term investments compared to cost, in determining whether an unrealized loss is “other-than-temporary”. Determination of whether declines in value are other-than-temporary requires significant judgment and if the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss in the consolidated statement of operations. The new cost basis will not be changed for subsequent recoveries in fair value. For each period presented, the Group did not record any charges to write down investments for other than temporary declines.

h)	Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on an ageing analysis of the accounts receivable balances, historical bad debt records, repayment patterns and credit analysis. The Group also makes a specific allowance if there is evidence showing that the receivable is likely to be irrecoverable. No allowance has been provided on accounts receivable for the periods presented.

i)	Inventory

Inventory represents books and course materials, and is stated at the lower of cost (weighted average method) or market value.

j)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is provided on a straight-line basis over the following estimated useful lives:

Estimated useful lives of the assets
Building	50 years
Transportation equipment	5 years
Furniture and education equipment	5 years
Computer equipment and software	2~3 years
Leasehold improvements	Shorter of lease terms or estimated useful lives

Expenditure for maintenance and repairs is expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

k)	Acquired intangible assets

Intangible assets that are acquired in business acquisitions are recognized apart from goodwill if the intangible assets arise from contractual or other legal rights, or are separately identifiable if the intangible assets do not arise from contractual or other legal rights.

Intangible assets consist of acquired non-competition agreements, licenses, student base, favorable lease agreement and trademarks, and are stated at cost (fair value at acquisition) less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets:

Estimated useful lives of the assets
Favorable lease agreement	2.5 years
Non-competition agreements	3-6 years
Student base	1.5 years
Licences	3-5 years
Trademarks	10 years or indefinite

l)	Goodwill

Goodwill is the amount by which the cost of acquired net assets in a business acquisition exceeds the fair value of net identifiable assets on the date of purchase. Goodwill is carried at cost less accumulated impairment losses. Assessment for impairment is performed on November 30 of each year or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Goodwill is allocated to reporting units that are expected to benefit from the business combination in which the goodwill arose for the purpose of impairment testing. If the carrying value of reporting unit exceeds its fair value, an impairment loss is recorded to the extent that the carrying value of goodwill exceeds its fair value. The Group estimates the fair value of its reporting units using discounted cash flow valuation models.

Determining when to test for impairment, the Group’s reporting units, the fair value of a reporting unit and the fair value of assets and liabilities within a reporting unit, requires judgment and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. The Group bases fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

The Group performs impairment tests in the fourth quarter of each year. No impairment loss was recognized for all periods presented.

m)	Impairment of long-lived assets and intangible assets

The carrying amounts of long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment of long-lived assets and intangible assets was recognized for any of the periods presented.

n)	Foreign currency translation

The functional currency of the Company, the Company’s subsidiaries, VIEs and a VIE’s subsidiaries is the Renminbi (“RMB”), except for Global Education & Technology (HK) Limited (hereafter “Global HK”). Since Oct 2010, Global HK has been engaged in providing study abroad consulting services and the cash flow from its operating and financing activities is denominated in US dollars. Therefore, management considers the functional currency of Global HK is USD. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of operations.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

o)	Revenue recognition and deferred revenue

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and/or service has been performed, the price is fixed or determinable and collection is reasonably assured.

RMB 6,321, RMB 9,860 and RMB 13,212 of business tax (“BT”), value-added tax (“VAT”) and related surcharges are recorded as a reduction of revenues for the years ended December 31, 2008, 2009 and 2010, respectively.

Revenues presented in the consolidated statements of operations include revenues from educational programs and services, and franchise fees, study abroad consulting services and sales of books and course materials.

Educational programs and services

Educational programs and services consist of test preparation and language training courses. Course fees are generally paid in advance and are initially recorded as deferred revenue. Revenue for regular courses is recognized proportionately as the classes are attended, and is reported net of scholarships, business taxes and related surcharges, and course fee refunds. Revenue in relation to unattended classes is recognized at the end of the course term. Students are entitled to one trial class of the purchased course and course fee is fully refundable if a student decides not to take the remaining course after the trial class. No refund will be provided to a student who withdraws from a course after the trial period, and revenue is recognized for the amount collected. Course fee refunds have been insignificant in fiscal years 2008, 2009 and 2010.

In addition to regular courses, the Group also provides a package of regular courses (the “Combo Course”) to students, which consists of several regular courses that have individual fair value to the students. Pursuant to the applicable accounting guidance, the Group has accounted for the Combo Course as a multiple-element arrangement because each regular course qualifies as a single unit of accounting, and allocated the course fee from Combo course to each regular course in the package based on their relative fair value. Revenue equal to the fair value allocated to a regular course is recognized proportionately as the classes of the regular course are attended.

Certain of the Group’s test preparation courses grant students the right to retake the courses at a substantial discount in the event where the students fail to achieve a certain score. The Group has accounted for those test preparation courses as a multiple-element arrangement and allocated a portion of the initial course fee to the substantial discount based on a breakage rate. The breakage rate is determined based on the Group’s historical data. The amount allocated to the substantial discount was deferred and recognized as revenue upon the expiration of the retaking right, which is generally six months after the initial course term ends.

The Group also sells pre-paid cards primarily to distributors. Pre-paid card sales represent prepaid service fees received from students for online courses. The prepaid service fee is recorded as deferred revenue upon receiving the upfront cash payment. Revenue is recognized over the period the online course is available to the student, which generally is from the enrolment date to the completion of the relevant professional examination date. At the expiration date of the pre-paid card, which is normally two years from the date of the sale of the pre-paid cards, the Group will recognize the remaining deferred revenue amount as revenue.

Franchise fees, study abroad consulting services and sales of books and course materials

The Group grants schools the right to use its brand name to operate training centres by charging either a fixed amount of franchise fee annually. Prior to 2009, the Group entered into revenue-sharing arrangements with a small number of franchisees whereby the franchisees paid the Group a fixed portion of course fees collected from students. The Group provides various services to the franchisees, including teacher training, marketing and customer support services. The Group recognizes revenue either proportionately over the license period on a straight line basis or upon the receipt of cash in circumstances where the collection of the franchise fee cannot be reasonably assured.

The Group provides study abroad consulting services to students. The Group charges each student a fee based on the scope of the consulting services as requested by the student and recognizes revenue when the services have been rendered. In addition, the Group also receive commission from overseas Universities and Colleges. The revenue is recognized when counterparty confirmed the enrolments of students and all the predetermined criteria are met.

The Group sells books or course materials either through its own book stores and websites or through third party distributors. Revenue from sales made through the Group’s book stores and websites is recognized upon sales to customers. Revenue for sales made by distributors is recognized once the products are sold to the end customers.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

p)	Cost of revenues

Cost of revenues primarily consists of salary and wages, teaching consulting fees, share-based compensation, rental payments for the schools and learning centers, depreciation of property and equipment, amortization of intangible assets used in the provision of educational services, and production cost of teaching materials.

q)	Advertising expense

Advertising expense, which generally reflect the cost of promotions to create or stimulate a positive image of the Group or a desire to obtain the Group’s products and services, are expensed as incurred. Included in selling and marketing expense are advertising costs of RMB 21,445, RMB 36,610 and RMB 46,724 for the year ended December 31, 2008, 2009 and 2010, respectively.

r)	Operating lease expense

Leases where substantially all the risks and rewards of ownership of the assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight line basis over the lease periods.

s)	Share-based compensation expense

Awards granted to employees are measured at the grant date based on the fair value of the award and are recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

Awards granted to non-employees are measured at fair value at the earlier of the commitment date or the date the services are completed, and are remeasured at each reporting date using the fair value as at each period end. Changes in fair value between the interim reporting dates are attributed consistent with the method used in the recognizing the original compensation cost.

The Black-Scholes option pricing model is used to measure the value of the awards. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected term of the awards, the expected share price volatility over the expected term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends.

t)	Non-controlling interest

Non-controlling interest represents the equity interest in the Group’s subsidiary that is not attributable, either directly or indirectly, to the Company.

As at December 31, 2007, non-controlling interest represented 15% of the net assets of Wuhu held by Wen Xue, a third party individual. On August 8, 2008, the Company acquired the 15% non-controlling interest from Wen Xue for cash consideration of RMB 600 through the PRC Holding Company, and has accounted for the acquisition using the purchase method of accounting. The acquisition has resulted in the recognition of goodwill of RMB 439 in the Group’s 2008 consolidated financial statements. There was no non-controlling interest as of December 31, 2008, 2009 and 2010, respectively.

u)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are accounted for using an asset and liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Group’s financial statements or tax returns. Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

Withholding tax on dividends

The new China Enterprise Income Tax imposes a withholding tax for any dividends to be distributed with effect from January 1, 2008. The withholding tax rate is 10%, unless the dividend is distributed to a jurisdiction with a tax treaty with the PRC. Under US GAAP, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

By completion of Company’s initial public offering, the Company declared a dividend of RMB 100,000 (including RMB 22,633 of profits earned in the years ended 2009) to its immediate holding company for profits earned by Beijing Global Education, provided that a new Hong Kong company is established as the intermediate holding company for Beijing Global Education and the Hong Kong company is the beneficial owner of the dividend and approved by the PRC tax authority to enjoy the preferential tax benefit. Accordingly, withholding taxes of RMB 2,346 and RMB 1,132 based on the 5% withholding tax rate, a reduced rate of withholding tax under the tax treaty, were accrued for the years ended December 31, 2008 and 2009. The Company was not able to obtain the local tax bureau’s approval prior to the dividend declaration and therefore, will not be eligible to enjoy the 5% preferential tax benefit as disclosed in Note 18. The Company incurred additional withholding tax expenses of RMB 3,478 upon the declaration. The dividend was paid on September 24, 2010.

Uncertain tax position

The Group adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2007. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of the guidance. The Group did not have any interest and penalties associated with tax positions for the years ended December 31, 2008, 2009 and 2010. As of December 31, 2010, the Group did not have any significant unrecognized uncertain tax positions.

v)	Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed.

The Group recorded employee benefit expenses of RMB 5,126, RMB 11,541 and RMB 12,308 for the years ended December 31, 2008, 2009 and 2010, respectively.

w)	Statutory reserve

The Group’s subsidiaries, VIEs and a VIE’s subsidiaries in China are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Group’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

In accordance with China’s Company Laws, one of the Group’s VIEs and the VIE’s subsidiaries that are Chinese companies, must make appropriations from their after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

In addition, in accordance with the Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education, one of the Group’s VIE’s and a VIE’s subsidiaries that are private schools, must make appropriation from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserves, namely the education development reserve, which requires annual appropriations of 25% of after-tax profits or increase in the net assets of private education schools (as determined under PRC GAAP) to the statutory surplus.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increase the registered capital of the respective company. The enterprise expansion fund can be used to expand production or to increase registered capital. The staff bonus and welfare fund is restricted to fund payments of special bonus to staff and for the collective welfare of employees. The statutory public welfare fund is restricted to capital expenditures for the welfare of employees. The education development reserve can be used to construct or maintain the school, or procure or upgrade educational equipment. These reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

The Group has made appropriations of RMB 5,693, RMB 7,753 and RMB 8,758 to its statutory surplus fund for the years ended December 31, 2008, 2009 and 2010, respectively. The Group has made no appropriations to other reserve funds for the years ended December 31, 2008, 2009 and 2010.

x)	Earnings per share

Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) and the conversion of the convertible redeemable preferred shares (using the if-converted method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

y)	Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of foreign currency translation adjustments and unrecognized gains from short-term investments.

z)	Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Group’s chief operating decision-maker, the Chief Executive Officer, in deciding how to allocate resources and assess performance.

The Group operates and manages its business as a single segment. As the Group generates substantially all of its revenue from customers in the PRC, no geographical segments are presented.

aa)	Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, term deposits, accounts receivable, accounts payable, accrued expenses and other current liabilities and amounts due from and to related parties. As of December 31, 2009 and 2010, the carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other current liabilities and amounts due from and to related parties approximate their fair values due to their short-term maturities.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

On January 1, 2008, the Group adopted the US GAAP guidance on “Fair Value Measurements”. Refer to Note 6 for details.

bb)	Recently issued accounting standards

In February 2010, the Financial Accounting Standards Board (“FASB”) issue Accounting Standards Update (“ASU”) 2010-09, Subsequent Events – Amendments to Certain Recognition and Disclosure Requirements. The ASU amends the guidance on subsequent events in the FASB Accounting Standards Codification to address potential conflicts with current SEC guidance and other issues that were brought to the FASB’s attention through the comment letter process. As a result of the amended guidance, (1) SEC filers must still evaluate subsequent events through the issuance date of their financial statements, although they are not required to disclose the date in their financial statements, (2) an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market (i.e. over-the-counter market) must evaluate subsequent events through the date of issuance of its financial statements and must disclose that date, and (3) all other entities will continue evaluating subsequent events through the date the financial statements are available to be issued and must disclose that date in their financial statements. In addition, the scope of the disclosure requirements for reissued financial statements have been refined to apply only to “revised” financial statements. For entities, other than conduit bond obligors, the provisions of the ASU are effective upon issuance. Conduit bond obligors will be required to apply the ASU’s requirements in the fiscal periods ending after June 15, 2010. The adoption of this standard did not have a material effect on the Group’s consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades – Updates the guidance in ASC 718, Compensation – Stock Compensation, to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The Group believes there will be no material impact on its consolidated financial statements upon adoption of this standard.

In December 2010, FASB issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this update specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2010, FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the EITF). The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Group has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

4.	CONCENTRATION AND RISKS

a)	Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, term deposits and short-term investments. As of December 31, 2009 and 2010, a majority the Group’s cash and cash equivalents, term deposits and short-term investments were held by financial institutions located in PRC and U.S that management believes are of high-credit ratings and quality.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

b)	Foreign currency risk

A majority of the Group’s operating transactions are denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes in the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

5.	ACQUISITIONS

In order to enhance its language education services offering, and to expand its business in new geographic location within a short period of time, the Group made several acquisitions in 2009 and 2010. Purchase consideration generally consisted of cash and equity securities. These transactions were recorded using the purchase method of accounting, and accordingly, the acquired assets and liabilities were recorded at their estimated fair values on the acquisition date. The acquisition date is determined based on the date at which the Group obtained control of the acquiree and all required licenses were transferred.

The Group engaged an independent valuation specialist to assist them in determining the fair value of the equity issued, assets acquired, liabilities assumed and intangible assets identified. The fair value of the equity consideration is estimated using an average of a market approach and an income approach as this combination is deemed to be the most indicative of the Group’s fair value in an orderly transaction between market participants. Under the market approach, the Group utilizes publicly-traded comparable company information to determine the revenue and earnings multiples that are used to value the Group. Under the income approach, the Group determines the fair value based on estimated future cash flow of the Group discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of the Group and the rate of return an outside investor would expect to earn. The Group based the cash flow projections on forecasted cash flows derived from the most recent annual financial forecast and a terminal value based on the perpetuity growth model.

The Group will recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period shall not exceed one year from the acquisition date. Goodwill represents the excess of costs over the fair value of assets and liabilities of businesses acquired. The goodwill acquired resulted primarily from the Group’s expected synergies from the integration of businesses acquired into the Group’s service offerings.

In connection with the assets acquired, liabilities assumed and intangible assets identified, the Group used the following valuation methodologies:

•	Non-competition agreements: The value of non-competition agreements equalled the difference in the values of the acquired business with and without the non-competition agreements in place.

•	License: License was valued through cost approach, specifically replacement cost method.

•	Favorable lease agreement: Favorable lease agreement was valued through cost saving method by comparing with market rate.

•

Deferred revenue: The fair value of deferred revenue would include the direct cost (which is the cost of sale), incremental cost (which is based on operating expenses before selling and marketing expenses) of fulfilling the obligation plus a normal profit margin thereon.

•	Reacquired Right: The value of reacquired right was determined based on excess earning approach which takes into consideration projected cashflow to be generated by re-acquired franchisee right;

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

•	Trademarks: Trademark was valued based on relief from royalty approach which takes into consideration projected after tax cost saving from royalty payment; and,

•	Student base: Student base was valued based on excess earning approach which takes into consideration projected cashflow to be generated from the enrolled students as of the acquisition date.

Acquisition related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expenses.

a)	Acquisition of Chongqing School

On January 31, 2008, the Group completed the purchase of 100% equity interest of Chongqing School, a former franchisee of the Group engaged in providing foreign language education in Chongqing, PRC. The aggregate consideration consisted of (i) cash consideration of RMB 1,000; and (ii) 126,662 ordinary shares of the Company with a fair value of RMB 976. The total consideration was paid at the acquisition date and was proportionately refundable in the event Chongqing School failed to achieve its predetermined profit performance target for 2008 as stipulated in the purchase agreement.

In accordance with the business combination standard effective for acquisitions consummated prior to January 1, 2009, the Group did not accrue a contingent consideration obligation until the contingency was resolved and the consideration paid at the acquisition date was initially recorded as contingent refundable assets.

The acquisition has been accounted for using the purchase method and Chongqing School’s results of the operations from the acquisition date have been included in the Group’s consolidated financial statements. As of the acquisition date, the fair value of the identifiable tangible and intangible assets acquired of RMB 168 was recognized as consideration payable at the date of acquisition.

Fair Value of Consideration Transferred:

January 31, 2008
RMB
Cash	1,000
Share consideration	976

Total	1,976

Identifiable assets acquired and liabilities assumed:

	January 31, 2008	Weighted-average useful life in years
	RMB
Cash and cash equivalents	248
Tangible assets and liabilities, net	(65)
Deferred tax liability	(51)
Identifiable intangible assets
Non-competition agreement	20	5
Education license	16	3
Goodwill	1,808

Total	1,976

b)	Acquisition of Chengdu School

On January 31, 2008, the Group completed the purchase of 100% equity interest of Chengdu School, a former franchisee of the Group engaged in providing foreign language education in Chengdu, PRC. The aggregate consideration consisted of (i) cash consideration of RMB 1,500; and (ii) 484,726 ordinary shares of the Company with a fair value of RMB 3,736. The total consideration was paid at the acquisition date and was proportionately refundable in the event Chengdu School failed to achieve its pre-determined profit performance target for 2008 as stipulated in the purchase agreement.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

In accordance with the business combination standard effective for acquisitions consummated prior to January 1, 2009, the Group did not accrue a contingent consideration obligation until the contingency was resolved and the consideration paid at the acquisition date was initially recorded as contingent refundable assets.

The acquisition has been accounted for using the purchase method and Chengdu School’s results of the operations from the acquisition date have been included in the Group’s consolidated financial statements. As of the acquisition date, the fair value of the identifiable tangible and intangible assets acquired of RMB 805 was recognized as consideration payable at the date of acquisition.

Fair Value of Consideration Transferred:

January 31, 2008
RMB
Cash	1,500
Share consideration	3,736

Total	5,236

Identifiable assets acquired and liabilities assumed:

	January 31, 2008	Weighted-average useful life in years
	RMB
Cash and cash equivalents	466
Tangible assets and liabilities, net	(211)
Deferred tax liability	(257)
Identifiable intangible assets
Favorable lease agreement	760	2.5
Non-competition agreement	20	5
Education license	27	3
Goodwill	4,431

Total	5,236

c)	Acquisition of Xi’an Yanta Aobo Foreign Language Training School (“Xi’an School”)

On March 23, 2010, the Group completed the purchase of 100% equity interest of Xi’an School, a former franchisee of the Group engaged in providing foreign language education in Xi’an, PRC. The aggregate consideration consisted of (i) cash consideration of RMB 2,295 and (ii) up to 326,631 contingently issuable ordinary shares of the Company. The ordinary shares were issuable upon consummation of the acquisition of Xi’an School. Cash consideration of RMB 1,795 and the share consideration were proportionately refundable in the event that Xi’an School failed to achieve its pre-determined profit performance target for 2008. On December 31, 2008, Xi’an School achieved the pre-determined profit performance target and that contingency was resolved.

On January 1, 2009, the Group entered into a one-year technical support and service agreement with Xi’an School to provide technical support services for certain service fees. Service fee received before the acquisition consummation date was RMB 2,374. The service fee collected was contingently refundable in the event the acquisition was unconsummated. Upon consummation of the acquisition, the Group recognized the service fee as a deduction from the purchase price.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

The following table summarizes the consideration transferred to acquire Xi’an School and the amounts of identifiable assets acquired and liabilities assumed at the acquisition consummation date.

Fair Value of Consideration Transferred:

March 23, 2010
RMB
Cash	2,295
Share consideration	3,936
Minus: Service fee received	(2,374)

Total	3,857

Identifiable assets acquired and liabilities assumed:

	March 23, 2010	Weighted-average useful life in years
	RMB
Cash and cash equivalents	734
Tangible assets and liabilities, net	(29)
Deferred tax liability	(177)
Identifiable intangible assets
Reacquired right	290	0.25
Non-competition agreement	60	5
Education license	36	3
Goodwill	2,943

Total	3,857

In July, 2010, the Group paid the remaining cash consideration of RMB 140 of the total RMB 2,295 to the sellers of Xi’an School.

326,631 ordinary shares due to the seller of Xi’an School had been issued in July 2010. The fair value of these outstanding shares has been reflected in additional paid-in capital at the acquisition consummation date.

d)	Acquisition of Hangzhou Xiacheng Global Foreign Language Training School (“Hangzhou School”)

On March 24, 2010, the Group completed the purchase of 100% equity interest of Hangzhou School, a former franchisee of the Group engaged in providing foreign language education in Hangzhou, PRC. The aggregate consideration consisted of (i) cash consideration of RMB 2,640 and (ii) 375,381 ordinary shares of the Company.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

The following table summarizes the consideration transferred to acquire Hangzhou School and the amounts of identifiable assets acquired and liabilities assumed at the acquisition consummation date.

Fair Value of Consideration Transferred:

March 24, 2010
RMB
Cash	2,640
Share consideration	4,523

Total	7,163

Identifiable assets acquired and liabilities assumed:

	March 24, 2010	Weighted-average useful life in years
	RMB
Cash and cash equivalents	2715
Tangible assets and liabilities, net	(200)
Deferred tax liability	(69)
Identifiable intangible assets
Non-competition agreement	50	5
Education license	27	3
Goodwill	4,640

Total	7,163

375,381 ordinary shares due to the seller of Hangzhou School were issued in July 2010. The fair value of these outstanding shares has been reflected in additional paid-in capital at the acquisition consummation date.

e)	Acquisition of Shenyang Global IELTS Training School (“Shenyang School”)

On January 1, 2010, the Group completed the purchase of 100% equity interest of Shenyang School, a former franchisee of the Group engaged in providing foreign language education in Shenyang, PRC. The aggregate consideration consisted of (i) cash consideration of RMB 1,870 and (ii) up to 1,027,006 contingently issuable ordinary shares of the Company. The ordinary shares were issued to an escrow account and are proportionately refundable in the event Shenyang School fails to achieve its pre-determined profit performance targets for the two years period from August 1, 2009 to July 31, 2011. The Group has recognized the contingent share consideration as a contingent consideration payable and the fair value of the liability on the acquisition date was RMB 12,232.

On August 1, 2009, the Group entered into a five-month technical support and service agreement with Shenyang School to provide technical support services for certain service fees. Service fee received in 2009 was RMB 1,171. The service fee collected was contingently refundable in the event the acquisition was unconsummated, and as of December 31, 2009, the Group recognized the RMB 1,171 service fee as a contingently refundable liability. Upon consummation of the acquisition, the Group recognized the service fee as a deduction from the purchase price.

The following table summarizes the consideration transferred to acquire Shenyang School and the amounts of identifiable assets acquired and liabilities assumed at the acquisition consummation date.

Fair Value of Consideration Transferred:

January 1, 2010
RMB
Cash	1,870
Contingent consideration	12,232
Minus: Service fee received	(1,171)

Total	12,931

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

Identifiable assets acquired and liabilities assumed:

	January 1, 2010	Weighted-average useful life in years
	RMB
Cash and cash equivalents	997
Tangible assets and liabilities, net	(154)
Deferred tax liability	(108)
Identifiable intangible assets
Non-competition agreement	120	5
Education license	21	3
Goodwill	12,055

Total	12,931

The Company has remeasured the fair value of the contingent consideration and the charge recorded in the statements of operations for the change in fair value was RMB 3,887 for the year ended December 31, 2010.

f)	Acquisition of Shanghai Crelune Culture & Business Training Centre (“Kaiyu School”)

On May 25, 2010, the Group completed the purchase of 100% equity interest of Kaiyu School, a foreign language education service provider in Shanghai, PRC. The aggregate consideration consisted of (i) cash consideration of RMB 8,000 and (ii) up to 536,099 contingently issuable ordinary shares of the Company. The ordinary shares were issued to an escrow account and are proportionately refundable in the event Kaiyu School fails to achieve its pre-determined performance targets for the 24 months period after the acquisition consummation date. The Group has recognized the contingent share consideration as a contingent consideration payable and the fair value of the liability on the acquisition date was RMB 6,984.

The Group provided technical support services to Kaiyu School for certain service fees. RMB 901 service fee was received before the acquisition consummation date. The service fee collected was contingently refundable in the event the acquisition was unconsummated. Upon consummation of the acquisition, the Group recognized the service fee as a deduction from the purchase price.

The following table summarizes the consideration transferred to acquire Kaiyu School and the amounts of identifiable assets acquired and liabilities assumed at the acquisition consummation date.

Fair Value of Consideration Transferred:

May 25, 2010
RMB
Cash	8,000
Contingent consideration	6,984
Minus: Service fee received	(901)

Total	14,083

Identifiable assets acquired and liabilities assumed:

	May 25, 2010	Weighted-average useful life in years
	RMB
Cash and cash equivalents	2,517
Tangible assets and liabilities, net	(1,338)
Deferred tax liability	(1,358)
Identifiable intangible assets
Trademark	2,914	Indefinite
Student base	1,480	1.5
Non-competition agreement	160	6
Education license	118	3
Goodwill	9,590

Total	14,083

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

The company has remeasured the fair value of the contingent consideration and the change in the fair value was insignificant for the year ended December 31, 2010.

As of December 31, 2010, the Group has accrued cash consideration payable of RMB 1,000 of the total RMB 8,000 to be paid in 12 months from the acquisition consummation date.

The following pro forma information summarizes the effect of the acquisitions assuming the acquisitions of Shenyang School, Xi’an School, Hangzhou School and Kaiyu School occurred at the beginning of each period presented.

This pro forma information is presented for information purpose only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Group consummated the acquisitions on January 1, 2009, nor is it necessarily indicative of future results of operations of the consolidated entities:

	For the years ended December 31,
	2009	2010
	(unaudited pro forma)	(unaudited pro forma)
	RMB	RMB
Net revenues	267,818	353,857
Operating income	55,262	61,052
Net income attributable to ordinary shareholders	17,959	44,952
Basic net income per share	0.37	0.73
Diluted net income per share	0.37	0.71

g)	Other pending acquisitions:

Acquisition of Dalian Global Foreign Language Training School (“Dalian School”)

On June 4, 2010, the Group entered into a series of agreements to acquire 100% of the equity interest in Dalian School, a foreign language education service provider in Dalian, PRC. The aggregate consideration consisted of (i) cash consideration of RMB 8,140 and (ii) up to 959,564 contingently issuable ordinary shares of the Company. The ordinary shares are issuable upon consummation of the acquisition of Dalian School and are proportionately refundable in the event Dalian School fails to achieve its pre-determined profit performance targets for the two years period from January 1, 2010 to December 31, 2011. As of December 31, 2010, the Group has not obtained either the legal title or control of Dalian School, and the Group has paid cash consideration of RMB 1,628.

Acquisition of Wuhan Global Foreign Language Training School (“Wuhan School”)

On August 3, 2010, the Group entered into a series of agreements to acquire 100% of the equity interest in Wuhan Global English Training School (“Wuhan School”), a franchisee of the Group engaged in providing foreign language education in Wuhan, PRC. The aggregate consideration consists of (i) cash payment of RMB 1,395; and (ii) up to 416,883 contingently issuable ordinary shares of the Company. The ordinary shares are issuable upon the transfer of Wuhan School’s legal title to the Group and are proportionately refundable in the event Wuhan School fails to achieve the pre-determined profit performance targets of Wuhan School for the two year period from July 1, 2010 to June 30, 2012. As of December 31, 2010, the Group has not obtained either the legal title or control of Wuhan School, and the Group has paid cash consideration of RMB 209.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

6.	FAIR VALUE MEASUREMENT

Short-term investments represent investment funds placed with banks with no fixed term or with terms less than one year. The Group recognized RMB 3,833 and RMB nil gains from the short-term investments for the years ended December 31, 2009 and 2010, respectively. No unrealized gains from short-term investments at the end of the years ended December 31, 2009 and 2010 were recorded as accumulated other comprehensive income in shareholders’ equity.

On January 1, 2008, the Group adopted the US GAAP guidance on “Fair Value Measurements”. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). It establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

•	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.

•	Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Group engaged an independent valuation specialist in assisting them in determining the fair value of equity issued, assets acquired, liabilities assumed and intangible assets identified as of the acquisition date.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets and liabilities that the Group measured and reported on its consolidated balance sheet at fair value on a recurring basis.

Cash equivalents: The Group’s cash equivalents consisted of time deposits. The fair values of time deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1.

Term deposits: The fair values of term deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1.

Contingent consideration payable (Note 5 (e) and Note 5 (f)): The Company determined the fair value of the contingent consideration liability based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration liability associated with those future earn-out payments was based on several factors including:

•	Discount rate, which reflected the uncertainty associated with payments of contingent consideration;

•	The estimated profit performance of the acquired business in the earn-out period;

•	The estimated probability of achieving the pre-determined profit performance target in the earn-out period; and

•	The fair value of the underlying ordinary shares.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

		Fair value measurements at reporting date using
	Total fair value and carrying value on balance sheet	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2010
Cash equivalents	273,000	273,000	—	—
Term deposits	5,271	5,271	—	—
Contingent consideration payable	23,103	—	—	23,103

As of December 31, 2009
Cash equivalents	30,050	30,050	—	—
Term deposits	241,500	241,500	—	—

As of December 31, 2008
Short-term investments	180,259	—	180,259	—

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2009	2010
	RMB	RMB
Prepaid rental, property management and utility fee	2,403	4,956
Inventory	2,516	2,772
Deposits	2,064	2,531
Advances to employees for business expenses	1,066	788
Interest receivable	4,058	63
Prepayment advertisement	782	1,960
Tuition fee receivable from agents	—	672
Prepaid management insurance for IPO*	—	793
Prepayment for decoration	519	737
Unspent IPO charges receivable from underwriter**	—	627
Receivable from depository bank	—	459
Others	1,895	2,427
Total	15,303	18,785

*	This represents the insurance prepaid for Director’s and Officer of the Company.
**	The underwriters incurred some IPO related expenses on behalf of the Company, and withheld $300,000 from the IPO proceeds. However, as the actual IPO costs incurred were less than $300,000, the difference of RMB 627,000 was returned back to the Company in January 2011.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

8.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2009	2010
	RMB	RMB
Building	74,406	76,431
Transportation equipment	2,221	3,771
Furniture and education equipment	1,263	1,876
Computer equipment and software	6,572	10,163
Leasehold improvements	4,476	6,515

Total	88,938	98,756

Less: Accumulated depreciation	(6,537)	(13,350)

Property and equipment, net	82,401	85,406

The depreciation expense for property and equipment was RMB 2,186, RMB 3,423, and RMB 6,770 for the years ended December 31, 2008, 2009 and 2010.

9.	ACQUIRED INTANGIBLE ASSET, NET

	December 31,
	2009	2010
	RMB	RMB
Favourable lease agreement	760	—
Non-competition agreements	40	1,030
Student base	—	1,480
Licenses	2,144	933
Trademarks	460	3,572

Total	3,404	7,015

Less: Accumulated amortization	(2,260)	(1,406)

Acquired intangible assets, net	1,144	5,609

The amortization expense for acquired intangible assets was RMB 944, and RMB 2,011 for the years ended December 31, 2009 and 2010.

The estimated amortization expense for the above intangible assets for each of the following five years is:

Amount
RMB
For the year
2011	1,522
2012	416
2013	307
2014	184
2015 and thereafter	266

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

10.	GOODWILL

	December 31,
	2009	2010
	RMB	RMB

Goodwill from acquisition of Chongqing School	1,808	1,808
Goodwill from acquisition of Chengdu School	4,431	4,431
Goodwill from acquisition of non-controlling interest in Wuhu	439	439
Goodwill from acquisition of Xi’an School (Note 5 (c))	—	2,943
Goodwill from acquisition of Hangzhou School (Note 5 (d))	—	4,640
Goodwill from acquisition of Shenyang School (Note 5 (e))	—	12,055
Goodwill from acquisition of Kaiyu School (Note 5 (f))	—	9,590

Total	6,678	35,906

11.	OTHER NON-CURRENT ASSETS

	December 31,
	2009	2010
	RMB	RMB

Prepaid acquisition consideration	3,905	1,837
License deposit(1)	1,000	1,000
Rental deposit	1,243	2,826
Prepayment to purchase property	2,026	—
Others	—	800

Total	8,174	6,463

(1)	License deposit represents deposit made to related government authority to obtain certain licences to conduct study abroad consulting service business. The balance is collectible upon the expiration or cancellation of the license.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2009	2010
	RMB	RMB

Salary payable	10,265	15,874
Social welfare payable	12,787	17,246
Contingently refundable service fees received	3,545	—
Consideration payable	—	1,000
Deposits from franchisees	907	1,887
Others	2,684	1,938

Total	30,188	37,945

13.	OTHER INCOME/(EXPENSE), NET

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Rental income	1,203	1,382	1,538
Depreciation and property management expenses related to property leased to third party	(633)	(770)	(759)
Others	(174)	(151)	(218)

Total	396	461	561

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

14.	SHARE-BASED COMPENSATION

On April 21, 2008, the Board of Directors of the BVI Company approved the Share Incentive Plan (the “2008 Plan”), which permits the grant of share options and shares to its eligible recipients for up to 7,469,136 ordinary shares plus a number of ordinary shares equal to 10% additional share capital of the BVI Company issued following the effective date of the Plan. The Group believes that such an award would better align the interest of the employees with those of its shareholders. An aggregate of 8,105,463 ordinary shares have been reserved and are available for issuance under the 2008 Plan.

On February 1, 2010, the Board of the Directors of the Company approved the assumption of the Plan (the “2010 Plan”) and the conversion of the shares to be issued upon the exercise of the options outstanding under the Plan to the Company’s ordinary shares. Subject to amendment of the 2010 Plan, the maximum number of ordinary shares that may be issued pursuant to the 2010 Plan is 1,000,000 ordinary shares, plus the number of ordinary shares available for additional award grant purposes under the 2008 Plan as of the date of the completion of the initial public offering, plus the number of shares subject to share options granted under the 2008 Plan that expire, or for any reason are cancelled or terminated.

During the twelve months period ended December 31, 2010, the Company granted 4,966,381 share options to certain employees under the 2010 Plan:

1)	1,416,195 share options vest over a four year period, with 25% of the options to vest on the first anniversary of the vesting commencement date as stipulated in the share option agreements, and the remaining 75% of the options to vest on a pro-rata basis over a 36 months period.

2)	810,546 share options were granted to one employee, where 70% of the options shall vest over a 4-year service period of which, 17.5% of the options shall become vest on the first anniversary of the vesting commencement date as stipulate in the share option agreement and 52.5% of the options shall vest on a pro-rata basis over the subsequent 36-months on the last day of the month following the month in which the vesting commencement date occurs. The remaining 30% of the options shall vest in their entirety on May 1, 2011 if the Group’s initial public offering has occurred by that date.

3)	147,600 share options vest over a four year period, with 25% of the options to vest on each anniversary of the vesting commencement date upon the achievement of the performance target as stipulated in the share option agreements.

4)	34,010 share option vest over a two year period, with 50% of the options to vest on each anniversary of the vesting commencement date upon the achievement of the performance target as stipulated in the share option agreements.

5)	On September 1, 2010, the Board of Director of the Company granted 2,415,500 share options at an exercise price of US $2.4, 42,530 share options at an exercise price of US$1.8 to certain directors and employees. The majority of these share options vest over a four year period, with 25% of the options to vest on the first anniversary of the vesting commencement date on August 30, 2010, and the remaining 75% of the options to vest on a pro-rata basis over a 36 months period. Certain share options will vest upon the achievement of certain performance targets of the Group’s certain schools in 2010. Certain share options will become exercisable on May 1, 2011. The restricted shares vest in their entirety 6 months after the Company’s completion of its initial public offering process in October 2010. The fair value of the underlying ordinary shares was estimated to be $2.375, based on the mid-point of the estimated price range of the initial public offering.

6)	On September 2, 2010, the Board of Director of the Company approved the issuance of options to purchase 50,000 of the Company’s ordinary shares each to Mr. Gary Xinzhong Xu and Mr. Shaochun Xu, the Director Appointees, upon the completion of this offering. The options shall vest over a four-year period and the exercise price shall be the initial public offering price.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

The following table summarizes the Group’s share option activities for the years ended December 31, 2009 and 2010.

	Number of Shares	Weighted Average Exercise Price (In USD)	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value per share

Outstanding as of December 31, 2009	2,462,460	1.20	7.46

Options granted	4,966,381	2.13
Options exercised	(81,295)	1.20
Options forfeited or cancelled	(382,574)	1.84

Outstanding as of December 31, 2010	6,964,972	1.83	8.40	0.57

Vested and exercisable as of December 31, 2010	2,933,800	1.41	7.13	0.98

Expected to vest as of December 31, 2010	4,031,172	2.13	9.33	0.27

The intrinsic value of outstanding share options as of December 31, 2009 has not been included as the Company was a private company in the period presented.

The Group engaged an independent valuation specialist in assisting them in determining the fair value of the option awards and the fair values of option awards were estimated as of the date of grant using the Black-Scholes option valuation model. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option model with the following assumptions:

	2008	2009	2010

Risk-free interest rate (1)	4.42%~4.58%	3.26%	2.24%~3.79%
Expected term (in years) (2)	6.08	5.00 ~ 5.25	5.1~7.0
Expected dividend yield (3)	—	—	—
Expected volatility (4)	42%~44%	49%	45.8%-46.9%

1.	Risk-free interest rate is based on the yield to maturity of China international government bond matured at time close expected term as of the valuation date.
2.	Due to insufficient historical information, giving consideration to the contractual terms of the share-based awards, the Group adopted the simplified method for estimating the expected term to represent the period that the Group’s share-based awards are expected to be outstanding.
3.	The Company has no history or expectation of paying dividends on its ordinary share except the dividend the Company plans to declare prior to the initial public offering (Note 3 (u)).
4.	Volatility is estimated based on annualized standard deviation of daily stock price of comparable companies for the period before valuation date and with similar spans as Expected term.

A summary of the status of the Group’s non-vested options as of December 31, 2010, and changes during the years ended December 31, 2009 and 2010 are presented below:

Non-vested share options	Number of shares	Weighted-Average Grant-Date Fair Value (In USD)

Non-vested at December 31, 2009	483,103	0.51

Granted	4,966,381	1.02
Vested	(1,047,675)	0.77
Forfeited	(370,637)	0.92

Non-vested at December 31, 2010	4,031,172	1.03

For the years ended December 2009 and 2010, the Group recorded share-based compensation of RMB 1,430 and RMB 8,236, respectively, for options granted to the Group’s participants.

As of December 31, 2010, there was RMB 24,697 of unrecognized compensation cost, related to non-vested share options granted to the grantees. This cost is expected to be recognized over a weighted average period of 3.3 years.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

15.	TAXATION

a)	VAT, BT and related surcharges

The Group’s PRC operations are subject to a 17% VAT for the revenues from sales of books and course materials. The Group’s PRC operations are subject to BT and other sale related surcharges at the rate of 3.3% or 5.5% for Educational programs and services, 5% for franchise fees, and 5.5% for study abroad consulting services as permitted by the PRC tax laws. VAT, BT and the related surcharges are recognized when the revenue is earned.

b)	Income taxes

Cayman Islands

Under the common tax laws of the Cayman Islands, the Company is not subject to tax on its income, or capital gains, in addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, BVI Company is a tax-exempted company.

China

Prior to January 1, 2008, the Group’s subsidiaries, VIEs and a VIE’s subsidiaries in PRC were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (the previous income tax laws and rules). Pursuant to the previous income tax laws and rules, the Group’s subsidiaries, VIEs and a VIE’s subsidiaries are generally subject to Enterprise Income Taxes (“EIT”) at a statutory rate 33%, which comprises 30% national income tax and 3% local income tax. An enterprise qualified as a “high and new technology enterprise” is entitled to a preferential tax rate of 15% and is further entitled to an EIT exemption for its first three years of operations and a 50% tax reduction to 7.5% for the subsequent three years and 15% thereafter.

On March 16, 2007, the National People’s Congress adopted the New Enterprise Income Tax Law (the “New EIT Law”), which became effective from January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises by adopting a uniform income tax rate of 25%. Preferential tax treatments will continue to be granted to entities that are qualified as “high and new technology enterprises strongly supported by the State”, or conducted business in encouraged sectors.

Beijing Global Education, as an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its unexpired tax term holiday under the phase-out rules. In addition, Beijing Global Education was qualified as a HNTE under the New EIT Law in 2008 and will be entitled to the reduced EIT rate of 15%. Accordingly, Beijing Global Education was entitled to a three-year exemption from 2007 to 2009, and will be subject to a 7.5% EIT rate for 2010 to 2012. However, according to a recent tax circular issued by the State Administration of Taxation on April 21, 2010, or Circular 157, where a resident enterprise is qualified as a HNTE, and simultaneously is entitled to a term holiday under the phase-out rules under the New EIT Law, the resident enterprise can choose either to enjoy the term holiday based on the phase-out EIT rates (i.e., 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012 and onwards) or enjoy the preferential EIT rate of 15% as a HNTE. However, Beijing Global Education has obtained an approval from the Haidian State Tax Bureau in 2009 which granted a two-year EIT exemption for 2008 and 2009 and a 50% EIT rate reduction based on the then prevailing rate of 15%, i.e., 7.5%, for 2010. Therefore, instead of following Circular 157 and choosing between the 50% rate reduction on the phase-out EIT rates and the applicable EIT rate of 15% for a HNTE, Beijing Global Education has confirmed with Beijing Haidian State Tax Bureau to apply the EIT rate of 7.5% as stated in the approval issued by Beijing Haidian State Tax Bureau as its applicable tax rate for 2010 for EIT purposes despite of relevant provisions in Circular 157. In addition, according to Beijing Global Education’s confirmation with Beijing Haidian State Tax Bureau, Beijing Global Education may be allowed to continue to use this 7.5% EIT rate for 2011 and 2012 if it could be qualified as a HNTE in these two years. However, the 7.5% EIT rate for Beijing Global Education for years of 2010 to 2012 may not be accepted by the PRC tax authorities in the future, in which case, Beijing Global Education may choose either the 50% rate reduction on the phase-out EIT rates (i.e., 11%, 12% and 12.5%) or the applicable EIT rate of 15% for HNTEs for 2010, 2011 and 2012, respectively.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

In addition, under the New EIT Law, effective from January 1, 2008, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The withholding tax rate is 5% for the parent company in Hong Kong if the parent company is the beneficial owner of the dividend and approved by the PRC tax authority to enjoy the preferential tax benefit. The withholding tax rate is 5% for the parent company in Hong Kong and 10% for the parent company in other countries. This new withholding tax imposed on the dividend income received from the Group’s PRC subsidiaries will reduce the Group’s net income. On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors.

The Group’s PRC entities paid EIT as follows:

Beijing Global Education was qualified as a high and new technology enterprise under the previous income tax laws and rules, and it was qualified as a high and new technology enterprise strongly supported by the State under the New EIT Law in 2008. Accordingly, Beijing Global Education was entitled to a three-year exemption from 2007 to 2009, and will subject to a 7.5% enterprise income tax from 2010 to 2012, and a 15% enterprise income tax thereafter so long as it continues to qualify as a high and new technology enterprise.

PRC Holding Company was exempted from income tax in 2007 and subject to 25% income tax rate thereafter.

Wuhu and Zhuo’er were entitled to a preferential income tax rate of 27% as Small Low-profit Enterprises prior to January 1, 2008, and subject to 25% income tax rate thereafter.

Guangzhou School was subject to a deemed profit rate of 10% on gross revenue and income tax rate of 33% in 2007, and the prevailing income tax rate of 25% on taxable income thereafter.

Changsha School was subject to a deemed profit rate of 7% on gross revenue and income tax rate of 33% in 2007, a deemed profit rate of 10% on gross revenue and income tax rate of 25% in 2008 and 2009, and the prevailing income tax rate of 25% on taxable income thereafter.

Suzhou Global was set up in 2008 and subject to a deemed profit rate of 20% on gross revenue and income tax rate of 25% from 2008 to 2010.

Wuxi Global was set up in 2008 and subject to a income tax rate of 25% in 2008, and a deemed profit rate of 15% on gross revenue and income tax rate of 25% in 2009 and 2010.

Suzhou School was set up in 2009 and subject to a deemed profit rate of 10% on gross revenue and income tax rate of 25% in 2009, and the prevailing income tax rate of 25% on taxable income thereafter. Shenzhen School was subject to a deemed profit rate of 10% on a cost-plus basis and income tax rate of 25% in 2009, and the prevailing income tax rate of 25% on taxable income thereafter.

Tianjin School was set up in 2009 and subject to a deemed profit rate of 10% on gross revenue and income tax rate of 25% in 2009 and 2010.

Shenyang School was set up in 2010 and subject to a deemed profit rate of 20% on gross revenue and income tax rate of 25% in 2010.

The Group’s other subsidiaries, PRC Holding Company and PRC Holding Company’s subsidiaries in PRC were subject to the prevailing income tax rate of 33% on taxable income prior to January 1, 2008, and the prevailing income tax rate of 25% on taxable income thereafter.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

Composition of income tax expense

The current and deferred portions of income tax expense included in the Group’s consolidated statements of operations are as follows:

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Current income tax expense	889	3,203	9,113
Deferred income tax expense/(benefit)	616	443	(4,789)
Withholding tax expense	2,346	1,132	3,477

Income tax expense	3,851	4,778	7,801

Reconciliation between the PRC EIT tax rate of 25% for 2009 and 2010 and the Group’s effective tax rate is as follows:

	For the years ended December 31,
	2008	2009	2010

Statutory EIT rate	25.0%	25.0%	25.0%
Effect of tax holidays	(27.3)%	(22.8)%	(19.6)%
Effect of income tax rate change	0.3%	(0.5)%	1.0%
Effect of the withholding taxes	5.2%	1.9%	5.4%
Effect of concessionary income tax rate	—	(0.2)%	(0.2)%
Other permanent book-tax differences	5.3%	4.5%	0.5%

Effective income tax rate	8.5%	7.9%	12.1%

The combined effects of the income tax expense exemption and reduction available to us are as follows:

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Tax holiday effect to net income	12,386	13,765	12,619
Per share effect, basic	0.27	0.28	0.20
Per share effect, diluted	0.27	0.28	0.16

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

Deferred tax

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets and liabilities consist of as follows:

	December 31,
	2009	2010
	RMB	RMB
Deferred tax assets, current
Deferred revenue	1,908	867
Accruals	394	2,943
Net operating loss carryforwards	855	2,014
Fixed assets	—	(261)
Other differences	(60)	158

Total current deferred tax assets	3,097	5,721
Less: Valuation allowance	—	—

Net current deferred tax assets	3,097	5,721

Deferred tax liabilities, current
Deferred revenue	(3,165)	(1,117)
Accruals	947	746
Other differences	55	17

Total current deferred tax liabilities	(2,163)	(354)

Deferred tax liabilities, non-current
Property and equipment	(425)	(878)
Acquired intangible assets	(286)	(1,187)

Total non-current deferred tax liabilities	(711)	(2,065)

The Group had net operating loss carryforwards of RMB 8,056 from a subsidiary, PRC Holding Company and PRC Holding Company’s subsidiaries in China for the year ended December 31, 2010 which will expire on various dates from December 31, 2015 to December 31, 2016.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is more-likely-than-not that the Group will realize the benefits of these deductible differences as of December 31, 2009 and 2010. Accordingly no valuation allowances on the deferred tax assets were provided for the years ended December 31, 2009 and 2010.

c)	Tax payable

Tax payable includes income tax payable, business tax payable, individual income tax payable, VAT payable and other surcharges as applicable. Tax payable includes income tax payable (including withholding tax payable (Note 3(u)) of RMB 3,152, RMB 5,824 and RMB 2,254 as of December 31, 2008, 2009 and 2010, respectively.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

16.	EARNINGS/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings/(loss) per share indicated for the periods presented:

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Numerator:
Numerator for basic earnings per share	16,539	14,821	44,241
Accretion of redeemable convertible preferred shares	—	—	(2,038)
Income allocated to participating preferred shareholders	—	—	14,441

Numerator for diluted earnings per share	16,539	14,821	56,644

	For the years ended December 31,
	2008	2009	2010

Denominator:
Weighted average number of ordinary shares outstanding-basic	45,393,397	49,030,191	61,629,049
Dilutive effect of refundable ordinary shares	560,439	—	—
Effect of convertible preferred shares*	—	—	18,817,813
Dilutive effect of share options*	—	—	775,490

Weighted-average number of ordinary shares outstanding, diluted	45,953,836	49,030,191	81,222,352

Basic net income per share	0.36	0.30	0.72
Diluted net income per share	0.36	0.30	0.70

*	The potentially dilutive securities were not included in the calculation of dilutive net income per share in those periods where their inclusion would be anti-dilutive.

17.	ORDINARY SHARES

On October 7, 2010, the Company completed its initial public offering (“IPO”) where 6,375,000 American Depositary Shares (“ADSs”), representing 25,500,000 ordinary shares, were sold at a price US$10.50 per ADS (or US$2.625 per ordinary share).

The Company granted to the underwriters an option, which is exercisable within 30 days from the date of IPO, to purchase up to an additional 956,250 ADSs. And the underwriters purchased these 956,250 ADS on October 14, 2010.

The gross proceeds from the IPO, before deducting underwriting discounts and offering cost is RMB 512.7 million (USD 77.0 million), and the total underwriting discounts and offering cost is RMB 60.6 million. Upon completion of IPO, all outstanding Series A convertible preferred shares were automatically converted into 24,530,363 ordinary shares.

The authorized share capital of the Company is US$ 50,000 which represents 500,000,000 ordinary shares by completion of IPO. As at December 31, 2010, there were 103,668,861 ordinary shares issued and outstanding. 9,105,463 ordinary shares have been reserved for the Company’s Share Incentive Plan.

The Company issued 2,265,117 ordinary shares as consideration for acquisitions completed during the first six months of 2010, of which 1,563,105 ordinary shares were issued to an escrow account and contingently refundable to the Company in certain circumstances (Note 5). In addition, as of December 31, 2010 the Company issued 81,295 ordinary shares to settle the exercise of share options, among which 13,750 ordinary shares are registered on June 10, 2011 (On June 10, 2011 the Company also registered 14,563 ordinary shares which were exercised subsequent to December 31, 2010.) (Note 14)

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

18.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

On September 15, 2006, the BVI Company issued 22,222,222 of Series A Preferred Shares to SAIF in exchange for cash of US$25,000 (approximately RMB 198,355). As described in Note 1, these preferred shares were then exchanged on a one to one basis for preferred shares of the Company on February 1, 2010.

The Company has determined that the Series A Preferred Shares should not be classified as liabilities but rather as temporary equity since the Company cannot redeem the preferred shares, and the preferred shares are only contingently redeemable by the holder 5 years after the issuance date in the event that a qualified initial public offering has not occurred prior to September 15, 2011 and the Series A Preferred Shares have not been converted. Additionally it has been determined that conversion and redemption features embedded in the redeemable convertible preferred shares are not required to be bifurcated and accounted for as a derivative since the embedded features do not permit or require net settlement and therefore do not meet the definition of a derivative. Since the conversion price of the redeemable convertible preferred shares exceeded the fair value of the Company’s ordinary shares on the date of issuance of the Series A Preferred Shares, no portion of the proceeds from the issuance was accounted for as attributable to the conversion feature.

The Group has recorded the Series A Preferred Shares at its relative fair value as determined at issuance date, net of issuance cost of RMB 7,362.

Before IPO process, the holders of the original Series A Preferred Shares agreed to waive the aforementioned 6% cumulative dividend right and reduce the redemption price from 150% to 100% of the original preferred shares issuance price per share plus all declared but unpaid dividends. As a result of the modification, the Group reduced the carrying value of the Series A Preferred Shares to the modified redemption amount equalling 100% of original preferred shares issuance price per share. Since the decrease in value represents a transfer of wealth between the holders of Series A Preferred Shares and holders of ordinary shares. The Company recognized the change in carrying value in retained earnings as deemed dividend from SAIF to the ordinary shareholders, which amounting to RMB 51,562.

The following table sets forth the changes of redeemable convertible preferred shares for the three years period ended December 31, 2010.

	For the years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Redeemable convertible preferred shares – beginning balance	209,251	215,946	238,029

Add: Accretion of redemption feature	20,426	22,295	1,978
Less: Deemed dividend from preferred share holder	—	—	(51,562)
Translation gain related to Series A Preferred Shares	(13,731)	(212)	(4,017)
Conversion of preferred shares	—	—	(184,428)

Redeemable convertible preferred shares – ending balance	215,946	238,029	—

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

19.	DIVIDEND

On March 30, 2010, the Board of Director of the Company declared a dividend of RMB 30,453 (approximately USD 4,614), which represented the profits the Group earned in 2006 and 2007, to then-existing ordinary shareholders and preferred shareholder, the Founder and SAIF, on a pari passu basis. The Company paid the dividend in April 2010.

On September 1, 2010, the Board of Director of the Company declared a cash dividend of RMB 62,591, which represents the distributable profits of Beijing Global Education in 2008 and 2009 of RMB 46,914 and RMB 22,663, net of withholding tax of RMB 6,956, to the then-existing shareholders, on a pari passu basis.

The Board of Directors of the Company has decided that its foreign invested enterprises will not distribute any profit arising in 2009 and beyond other than the RMB 22,633 declared and will continue to reinvest in its PRC operations.

20.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Related parties	Relationship with the Group
Ms. Zhang Xiaodong *	Chairman and principal shareholder of the Company
Mr. Zhang Yongqi	CEO and principal shareholder of the Company

*Ms.	Zhang Xiaodong is the spouse of Mr. Yongqi Zhang.

During the years ended December 31, 2008, 2009 and 2010, significant related party transactions were as follows:

	For the year ended December 31
	2008	2009	2010
	RMB	RMB	RMB

Rental payment to the Founder	1,806	1,806	1,956

Rental payment to the Founder presented rentals payments for the use of certain classroom facilities owned by the Founder. The transactions were measured at the amount of consideration established and agreed to by the related parties which approximate amounts charges to third parties.

As of December 31, 2009 and 2010, the amounts due from related parties were as follows:

	December 31,
	2009	2010
	RMB	RMB

Amounts due from the Founder	10,184	—

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

The amounts due from the Founder as of December 31, 2009 primarily represented cash advances to the Founder as the nominee shareholder of the PRC Holding Company to increase the share capital of the PRC Holding Company. The share capital increase was completed in January 2010.

The amounts due from the related parties were interest free and repayable on demand.

21.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease

The Group has entered into operating lease agreements principally for its office spaces and classroom in the PRC. Rental expenses under operating leases for the year ended December 31, 2008, 2009 and 2010 were RMB 12,539, RMB 25,514 and RMB 36,650, respectively.

The future obligations for operating leases as of December 31, 2010 are as follows:

For the year ending	Amount
RMB

2011	38,790
2012	27,796
2013	15,338
2014	5,766
2015 and thereafter	3,875

Total minimum payment required	91,565

b)	Contractual obligations with franchisees

The Group establishes franchise arrangements with franchisees in the PRC to grant the franchisee the right to use the trademark “Global Education” for a contractual period and receives recurring franchise fees throughout the period. The Group is obligated to provide ongoing support to franchisees for the operation of “Global Education” system and provide operational guidance and training to franchisees.

c)	Contractual obligations from pending acquisitions

The Group made several acquisitions in 2008, 2009 and 2010. Purchase consideration consisted of cash and equity securities. The future cash consideration obligations for the pending acquisitions (Note 5(e)) as of December 31, 2010 are as follows:

For the year ending	Amount
RMB

2010	3,256
2011 and there after	4,256

In addition, the Company was obligated to issue 1,376,447 ordinary shares upon consummation of the pending acquisitions in Note 5(g).

d)	Other operating commitments

As of December 31, 2010, the Group did not have any other significant capital and other operating commitments or guarantees.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

e)	Legal contingencies

The Group is, from time to time, subject to risks associated with claims and litigation, either asserted or unasserted, which arise in the ordinary course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims. The Group accrues liabilities associated with these claims and litigation when they are probable and reasonable estimable.

In March 2010, the Company has received preliminary approval for its trademark registration of “ ” from the PRC Trademark Office. In June 2010, the registration was opposed by, among others, IDP Education Pty Ltd, or IDP, an Australia entity that is one of entities that organize the IELTS test globally (the “IELTS partners”). The Company has begun active discussion with the IELTS partners regarding trademark and other intellectual property issues. If the Company is unable to reach agreement with the IELTS partner, they may take legal action against the Company. Although, the outcome of such possible legal action cannot be predicted with certainty, the Company believes that, at this stage, an unfavourable outcome is not probable, and the amount of any potential financial liability, would not be reasonably estimable. However, if IELTS partners prevail, the Company may be prohibited from continuing to use this brand name.

The Group has not recorded any legal contingencies as of December 31, 2010.

22.	SUBSEQUENT EVENT

a).	The Company’s board of directors has approved a share repurchase program effective May 26, 2011. According to the approved share repurchase program, the Company is authorized to repurchase, in one or more transactions, up to US$10 million worth of its issued and outstanding ADSs traded on the Nasdaq Global Select Market. The repurchases will be made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which if adopted, will allow the Company to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. The Company expects to implement this share repurchase program over the next six months, in a manner consistent with market conditions and the interest of its shareholders. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. Up to the filing date as of June 27, 2011, the Company has repurchased 43,900 shares.

b).	In April 2011, we entered into a series of agreements with an independent third party to acquire the entire equity interest in Shanghai Global Future Education Technology Holding Co., Ltd, which is in the process of establishing a language training school in Changchun for aggregate consideration of RMB2.2 million. We have paid RMB1.0 million of such consideration, and expect to complete the acquisition in or around September 2011.

23.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and a VIE’s subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIEs and a VIE’s subsidiaries in China are required to made certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see Note 3(v)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, VIEs and a VIE’s subsidiaries in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to approximately RMB 260,982 and RMB 271,103 as of December 31, 2009 and 2010, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company’s subsidiaries, VIEs and a VIE’s subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

24.	ADDITIONAL INFORMATION: Condensed Financial Statements of the Company

Rule 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. However, the Group was only reorganized with the Company being the ultimate holding company of the Group upon the completion of the Second Reorganization on February 1, 2010 as described in Note 1. Therefore, condensed financial statements of the BVI Company for 2008 and 2009 and the Company for 2010 were presented separately.

The Company records its investment in its subsidiaries, VIEs and a VIE’s subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Long-term investments”.

The subsidiaries have paid dividends to the Company for the periods presented. Refer to Note (18) for details. The footnote disclosures represent supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2010, except the obligation to issue 1,376,447 ordinary shares upon consummation of the pending acquisition in Note 5 (g).

Condensed Balance Sheets of the BVI Company

December 31,
2009
RMB

ASSETS
Current assets:
Cash and cash equivalents	17,948
Prepaid expenses and other current assets	145
Amounts due from a subsidiary and a VIE’s subsidiaries	2,589

Total current assets	20,682
Investments in subsidiaries, VIEs and a VIE’s subsidiaries	343,400

Total Assets	364,082

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	333
Amount due to a VIE’s subsidiary	549

Total current liabilities	882
Other non-current liabilities	1,119

Total Liabilities	2,001

Redeemable convertible preferred shares (US$0.0001 par value; 24,530,363 shares authorized, issued and outstanding as of December 31, 2009; aggregate liquidation value of US$27,597 and nil as of December 31, 2009.)	238,029

Shareholders’ Equity
Ordinary shares (US$0.0001 par value; 475,469,637 shares authorized, and 49,030,191 issued and outstanding as of December 31, 2009)	39
Additional paid-in capital	52,126
Statutory reserves	16,847
Retained earnings	55,040

Total Shareholders’ Equity	124,052

Total Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Equity	364,082

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

Condensed Statements of Operations of the BVI Company

	For the years ended December 31,
	2008	2009
	RMB	RMB
Operating expenses

General and administrative expenses	(2,230)	(1,356)

Total operating expenses	(2,230)	(1,356)

Operating loss	(2,230)	(1,356)

Interest income	980	138
Foreign exchange losses, net	(2,167)	(21)
Other expense	—	(2)

Loss before share of profits of subsidiaries, VIEs and a VIE’s subsidiaries	(3,417)	(1,241)

Share of net profits of subsidiaries, VIEs and a VIE’s subsidiaries	45,078	56,844

Income before income taxes	41,661	55,603

Income tax expense	—	—

Net income	41,661	55,603

Accretion of convertible redeemable preferred shares	(6,695)	(22,083)
Income allocated to participating preferred shareholder	(18,427)	(18,699)

Net income attributable to ordinary shareholders	16,539	14,821

Condensed Statements of Cash Flows of the BVI Company

	For the years ended December 31,
	2008	2009
	RMB	RMB

Net cash (used in) operating activities	(1,031)	(2,482)
Net cash (used in) investing activities	(46,972)	—
Net cash provided by financing activities	34,131	—

Net (decrease) in cash and cash equivalents	(13,872)	(2,482)

Effect of exchange rate changes on cash and cash equivalents	(2,273)	(23)

Cash and cash equivalents at the beginning of the year	36,598	20,453

Cash and cash equivalents at the end of the year	20,453	17,948

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

The condensed financial statements of the Company were presented as below:

Condensed Balance Sheets of the Company

	December 31,
	2010	2010
	RMB	USD
		(Note 3(c))
ASSETS
Current assets:
Prepaid expenses and other current assets	3,105	470
Amounts due from a subsidiary and a VIE’s subsidiaries	330	50

Total current assets	3,435	520
Loan to a subsidiary	474,821	71,943
Intangible assets	50	8
Investments in subsidiaries, VIEs and a VIE’s subsidiaries	322,188	48,816

Total Assets	800,494	121,287

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	2,171	329
Amount due to a VIE’s subsidiary	5,931	899

Total current liabilities	8,102	1,228

Total Liabilities	8,102	1,228

Shareholders’ Equity
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, and 103,668,861 issued and outstanding as of December 31, 2010)	75	11
Additional paid-in capital	705,927	106,959
Statutory reserves	25,605	3,880
Retained earnings	63,481	9,618
Accumulated other comprehensive loss	(2,696)	(409)

Total Shareholders’ Equity	792,392	120,059

Total Liabilities and Shareholders’ Equity	800,494	121,287

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(In thousands)

Condensed Statements of Operations of the Company

	For the years ended December 31,
	2010	2010
	RMB	USD
		(Note 3(c))

Operating expenses

General and administrative expenses	(2,536)	(384)

Total operating expenses	(2,536)	(384)

Operating loss	(2,536)	(384)

Foreign exchange losses, net	44	6

Loss before share of profits of subsidiaries, VIEs and a VIE’s subsidiaries	(2,492)	(378)

Share of net profits of subsidiaries, VIEs and a VIE’s subsidiaries	59,136	8,960

Income before income taxes	56,644	8,582

Income tax expense	—	—

Net income	56,644	8,582

Accretion of convertible redeemable preferred shares	2,038	309
Income allocated to participating preferred shareholder	(14,441)	(2,188)

Net income attributable to ordinary shareholders	44,241	6,703

Condensed Statements of Cash Flows of the Company

For the years ended December 31,
	2010	2010
	RMB	USD
(Note 3(c))
Net cash (used in) operating activities	—	—
Net cash (used in) investing activities	—	—
Net cash provided by financing activities	—	—

Net (decrease) in cash and cash equivalents	—	—

Effect of exchange rate changes on cash and cash equivalents	—	—

Cash and cash equivalents at the beginning of the year	—	—

Cash and cash equivalents at the end of the year	—	—